Filed pursuant to Rule 424(b)(1)
Registration No. 333-191974

800,000 Shares

RADIANT LOGISTICS, INC.

9.75% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25 per Share)

We are offering 800,000 shares of our 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, which we refer to as the Series A Preferred Shares, or the Series A Preferred Stock.

Dividends on the Series A Preferred Stock are cumulative from the date of original issue and will be payable on the 31st day of each January, July and October and on the 30th day of April commencing April 30, 2014 when, as and if declared by our board of directors. Dividends will be payable out of amounts legally available therefore at an initial rate equal to 9.75% per annum per $25.00 of stated liquidation preference per share. Before this offering, there has been no public market for the Series A Preferred Stock.

Commencing on December 20, 2018, we may redeem, at our option, the Series A Preferred Shares, in whole or in part, at a cash redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the redemption date. The Series A Preferred Shares have no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

Holders of the Series A Preferred Shares generally will have no voting rights except for limited voting rights if dividends payable on the outstanding Series A Preferred Shares are in arrears for six or more consecutive or non-consecutive quarters, and under certain other circumstances. The Series A Preferred Shares are a new issue of securities with no established trading market. We have applied to have the Series A Preferred Shares listed on the NYSE MKT Stock Market and we expect to commence trading within 30 days after the date of initial delivery of the Series A Preferred Shares.

Investing in the Series A Preferred Stock involves a high degree of risk. See “Risk Factors” beginning on page 23 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$25.00	$20,000,000
Underwriting Commissions paid by us	$1.50	$1,200,000
Proceeds, before expenses, to us	$23.50	$18,800,000

Delivery of the Series A Preferred Shares is expected to be made in book-entry form through the facilities of The Depository Trust Company on or about December 20, 2013. We have granted the underwriters an option for a period of 30 days to purchase an additional 120,000 of our Series A Preferred Shares. If the underwriters exercise the option in full, the total underwriting discounts payable by us will be $1,380,000, and total proceeds to us before expenses will be $21,620,000.

Sterne Agee	Janney Montgomery Scott

Boenning & Scattergood, Inc.	National Securities Corporation

The date of this prospectus is December 12, 2013.

You should rely solely on the information contained in this prospectus and any related free writing prospectus issued by us and the documents incorporated by reference herein or therein. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of the shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus and any related free writing prospectus issued by us, and any document incorporated by reference herein or therein is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

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PROSPECTUS SUMMARY

The following summary contains information about Radiant Logistics, Inc. and the offering of our 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, or Series A Preferred Stock. It does not contain all of the information that may be important to you in making a decision to purchase our Series A Preferred Stock. For a more complete understanding of Radiant Logistics, Inc. and the offering of our Series A Preferred Stock, we urge you to read this entire prospectus and the documents incorporated by reference carefully, including the “Risk Factors” sections and our financial statements and the notes to those statements incorporated by reference herein.

References in this prospectus to “we”, “us,” “our,” “Radiant” or the “Company” refer to Radiant Logistics, Inc., a Delaware corporation, and its consolidated subsidiaries. These subsidiaries include: Radiant Global Logistics, Inc., a Washington corporation (formerly Airgroup Corporation), or RGL; Radiant Logistics Partners LLC, a Delaware limited liability corporation, or Radiant Partners; Radiant Customs Services, Inc., a Washington corporation, or Radiant Customs; Radiant Transportation Services, Inc., a Delaware corporation (formerly Radiant Logistics Global Services, Inc.), or Radiant Transportation; Adcom Express, Inc., a Minnesota corporation, or Adcom; DBA Distribution Services, Inc., a New Jersey corporation, or DBA; and On Time Express, Inc., an Arizona corporation, or On Time.

Company Overview

We are a non-asset based transportation and logistics services company providing customers domestic and international freight forwarding services through a network of Company-owned and independent agent offices operating under the Radiant, Airgroup, Adcom, DBA and On Time network brands. We also offer an expanding array of value-added supply chain management services, including customs and property brokerage, order fulfillment, inventory management and warehousing.

Through our operating locations across North America, we offer domestic and international air, ocean and ground freight forwarding to a large and diversified account base consisting of manufacturers, distributors and retailers. Our primary business operations involve arranging the shipment, on behalf of our customers, of materials, products, equipment and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS. We provide a wide range of value-added logistics solutions to meet customers’ specific requirements for transportation and related services, including arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems.

Our value-added logistics solutions are provided through our multi-brand network of Company-owned and independent agent offices, using a network of independent air, ground and ocean carriers and international operating partners strategically positioned around the world. We create value for our customers and independent agents through, among other things, our customized logistics solutions, global reach, brand awareness, purchasing power, and infrastructure benefits, such as centralized back-office operations, and advanced transportation and accounting systems.

As we continue to grow and scale the business, we are developing density in our trade lanes which creates opportunities for us to more efficiently source and manage our transportation capacity. In pursuing this opportunity, we recently launched an organic initiative to offer truck brokerage capabilities through our wholly owned subsidiary, Radiant Transportation Services in an effort to internalize a portion of purchased transportation expenditures with our unaffiliated third party truck brokers and expand the margin characteristics of our existing business. Our recent acquisition of On Time was an extension of this strategy, which internalized an airport to airport line haul network that gives us greater flexibility to maximize the margin characteristics of the freight under our control.

We generated transportation revenue of $310.8 million and net transportation revenue of $88.4 million for the year ended June 30, 2013, as compared to transportation revenue of $297.0 million and net transportation revenue of $84.7 million for the year ended June 30, 2012. We generated net income of $3.7 million for the year ended June 30, 2013, as compared to net income of $1.9 million for the year ended June 30, 2012. We generated adjusted EBITDA of $10.7 million for the year ended June 30, 2013, as compared to adjusted EBITDA of $7.5 million for the year ended June 30, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of EBITDA and Adjusted EBITDA to net income.

We continue to reflect positive financial trends in our first quarter of fiscal year 2014 as our net income attributable to our common stockholders increased 171.0% to $1.1 million on $76.7 million of revenue, compared to net income of $0.4 million on $79.1 million of revenue for the comparable prior year period. Adjusted EBITDA for the three months ended September 30, 2013 increased 23.5% to $3,096,000 compared to adjusted EBITDA of $2,506,000 for the three months ended September 30, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of EBITDA and Adjusted EBITDA to net income.

Competitive Strengths

As a non-asset based third-party logistics provider, we believe that we are well-positioned to provide cost-effective and efficient solutions to address the demand in the marketplace for transportation and logistics services. We believe that the most important competitive factors in our industry are quality of service, including reliability, responsiveness, expertise and convenience, scope of operations, geographic coverage, information technology and price. We believe our primary competitive advantages are as follows:

Non-asset based business model

As a non-asset based provider we do not own the transportation equipment used to transport the freight, and thus with relatively no dedicated or fixed operating costs, we are able to leverage our network of locations to offer competitive pricing and flexible solutions to our customers. Moreover, our balanced product offering provides us with revenue streams from multiple sources and enables us to retain customers even as they shift from priority to deferred shipments of their products. We believe our low capital intensity model allows us to provide low-cost solutions to our customers, operate our business with strong cash flow characteristics, and retain significant flexibility in responding to changing industries and economic conditions.

Lower-risk operation of network of independent agent offices

We derive a substantial portion of our revenue pursuant to agreements with independently-owned agent offices operating under our various brands. These arrangements afford us with a relatively low risk growth model as each individual agent office is responsible for its own sales and costs of operations. Under shared revenue arrangements with our independent agent office owners, we are responsible to provide centralized back-office infrastructure, transportation and accounting systems, billing and collection services.

Offer significant advantages to independent agent office owners

Our current network is predominantly represented by independent agent offices that rely on us for operating authority, technology, sales and marketing support, access to working capital, our carrier and international partner networks, and collective purchasing power. Through the agency relationship, the agent has the ability to focus on the operational and sales support aspects of the business without diverting costs or expertise to the structural aspect of its operations, thus, providing the agent with the regional, national and global brand recognition that they would not otherwise be able to achieve by solely serving their local market.

Diverse customer base

We have a well-diversified customer base that includes manufacturers, distributors and retailers. As of September 30, 2013, no single customer represented more than 5% of our business and no one agency location represented more than 10% of our business, reducing risks associated with any particular industry, geographic or customer concentration.

Information technology resources

A primary component of our business strategy is the continued development of advanced information systems to provide accurate and timely information to our management, independent agents and customers. We believe that the ability to provide accurate real-time information on the status of shipments has and will become increasingly important in our industry. Our customer delivery tools enable connectivity with our customers’ and trading partners’ systems, which leads to more accurate and up-to-date information on the status of shipments. Our centralized transportation management system (rating, routing, tender and financial settlement processes) drives significant productivity improvement across our network.

Global network of transportation providers

Radiant provides worldwide supply chain services, which today include international air and ocean services that complement our domestic service offerings. These offerings include heavyweight and small package air services, providing same day (next flight out) air charters, next day a.m. / p.m., second day a.m. / p.m. as well as time definite surface transport moves. Our non-asset based business model also allows us to use commercial passenger and cargo flights. Thus, we have thousands of daily flight options to choose from, and our pickup and delivery network provides us with zip code to zip code coverage throughout North America.

Ability to leverage On Time’s dedicated time definite line haul network

As we continue to grow and scale the business, we are developing density in our trade lanes which creates opportunities for us to more efficiently source and manage our transportation capacity. We believe the recent addition of On Time’s dedicated line haul network will provide transportation capacity to our other operating locations across North America and serve as a catalyst for margin expansion in our existing business and a competitive differentiator in the marketplace to help us secure new customers and attract additional agent stations to our network.

Industry Overview

As business requirements for efficient and cost-effective logistics services have increased, so has the importance and complexity of effectively managing freight transportation. Businesses increasingly strive to minimize inventory levels, perform manufacturing and assembly operations in the lowest cost locations, and distribute their products in numerous global markets. As a result, companies are increasingly looking to third-party logistics providers to help them execute their supply chain strategies.

Customers have two principal third-party alternatives: a freight forwarder or a fully-integrated carrier. We operate primarily as a freight forwarder. Freight forwarders procure shipments from customers and arrange the transportation of cargo on a carrier. A freight forwarder may also arrange pick-up from the shipper to the carrier and delivery of the shipment from the carrier to the recipient. Freight forwarders often tailor shipment routing to meet the customer’s price and service requirements. Fully-integrated carriers, such as FedEx Corporation, DHL Worldwide Express, Inc., and United Parcel Service, provide pickup and delivery service, primarily through their own captive fleets of trucks and aircraft. Because freight forwarders select from various transportation options in routing customer shipments, they are often able to serve customers less expensively and with greater flexibility than integrated carriers. Freight forwarders generally handle shipments of any size and offer a variety of customized shipping options.

Most freight forwarders, including us, focus on heavier cargo and do not generally compete with integrated shippers of primarily smaller parcels. In addition to the high fixed expenses associated with owning, operating and maintaining fleets of aircraft, trucks and related equipment, integrated carriers often impose significant restrictions on delivery schedules and shipment weight, size and type. On occasion, integrated shippers serve as a source of cargo space to forwarders. Additionally, most freight forwarders do not generally compete with the major commercial airlines, which, to some extent, depend on forwarders to procure shipments and supply freight to fill cargo space on their scheduled flights.

We believe there are several factors that are increasing demand for global logistics solutions, including:

•	Outsourcing of non-core activities

•	Globalization of trade

•	Increased need for time-definite delivery

•	Consolidation of global logistics providers

•	Increasing influence of e-business and the Internet

Our Growth Strategy

We provide customers with comprehensive value-added logistics solutions through domestic and international freight forwarding services offered by us through our Radiant, Airgroup, Adcom, DBA and On Time network brands. Since inception of our business in 2006, we have executed on a strategy to expand operations through a combination of organic growth and the strategic acquisition of non-asset based transportation and logistics providers meeting our acquisition criteria. We have successfully completed eight acquisitions since our initial acquisition of Airgroup in January of 2006, including:

•	Automotive Services Group, expanding our services into the automotive industry, in 2007;

•	Adcom Express, Inc., adding domestic agency locations, in 2008;

•	DBA Distribution Services, Inc., adding two Company-owned logistics offices and agency offices, in 2011;

•	ISLA International Ltd., adding a Company-owned logistics office in Laredo, Texas, providing us with bilingual expertise in both north and south bound cross-border transportation and logistics services, in 2011;

•	Brunswicks Logistics, Inc., adding a strategic Company-owned location in New York-JFK, in 2012;

•	Marvir Logistics, Inc., adding a Company location in Los Angeles from the conversion of a former agency location since 2006, in 2012;

•	International Freight Systems of Oregon, Inc., adding a Company location in Portland, Oregon, from the conversion of a former agency location since 2007, in 2012; and

•	On Time Express, Inc., adding three Company-owned offices in Phoenix, Arizona, Dallas, Texas and Atlanta, Georgia, intended to provide additional line haul and time critical logistics capabilities, in 2013

We expect to grow our business organically and by completing acquisitions of other companies with complementary geographical and logistics service offerings. We will continue to make enhancements to our back office infrastructure and transportation management and accounting systems to support this growth. Our organic growth strategy will continue to focus on strengthening existing and expanding new customer relationships, while continuing our efforts on the organic build-out of our network of independent agency locations. In addition, we will also be working to drive further productivity improvements enabled through the introduction of our value added truck brokerage and customs house brokerage service capabilities and the optimization of our own transportation capacity management opportunities available through On Time’s dedicated line haul network.

Our acquisition strategy has been designed to take advantage of shifting market dynamics. The third party logistics industry continues to grow as an increasing number of businesses outsource their logistics functions to more cost effectively manage and extract value from their supply chains. The industry is positioned for further consolidation as it remains highly fragmented, and as customers are demanding the types of sophisticated and broad reaching service offerings that can more effectively be handled by larger more diverse organizations. We believe the highly fragmented composition of the marketplace, the industry participants’ need for capital, and their owners’ desire for liquidity has and will continue to produce a large number of attractive acquisition candidates. Our target acquisition candidates are generally smaller than those identified as acquisition targets of larger public companies and have limited ability to conduct their own public offerings or obtain financing that will provide them with capital for liquidity or rapid growth. We believe that many of these “smaller” companies are receptive to our acquisition program as a vehicle for liquidation or growth. We intend to be opportunistic in executing our acquisition strategy with a goal of expanding both our domestic and international capabilities.

Recent Developments

Acquisition of On Time Express, Inc.

On October 1, 2013, we closed the acquisition of On Time Express, Inc., or On Time, a privately-held corporation based in Phoenix, Arizona, with additional offices in the vicinity of Dallas, Texas and Atlanta, Georgia, that has developed a dedicated line haul network that it leverages in delivering customized time definite domestic and international logistics solutions to an account base that includes customers in the aviation, aerospace, plastic injection molding, medical device, furniture and automotive industries. On Time operates a non-asset based line haul network with access to a broad range of asset-based carriers that offer transportation options including 53 foot air ride dry vans, flatbeds, oversize dimensional equipment and cargo vans. On Time services over 20 airport hub locations on a daily basis, while maintaining strong margins as a result of the time-critical nature of the freight it carries and the utilization levels achieved on its routes.

It is our expectation that On Time will continue to operate as a stand-alone business unit within our various operating units and brands, support its own end customers, and provide transportation capacity to our other operating locations across North America via its dedicated line haul network with less-than-truckload, or LTL, and expedited ground service.

The purchase price of On Time was structured as $7.5 million in cash paid at closing, of which $0.5 million was held back subject to a working capital “true-up” 90 days after closing; 237,320 shares our common stock which were valued at $0.5 million; $2.0 million in cash payable in four quarterly installments commencing on the 90-day anniversary of the closing; and up to an additional $10.0 million in Tier-1 earn-out amounts payable over the next four years in a combination of cash and our common stock based on the future adjusted EBITDA of the acquired operation. We may, in our sole discretion, elect to satisfy up to 25% of each of the performance-based payments through the issuance of our common stock valued at the time of the payment. In addition, on November 1, 2018, we will pay an additional Tier-2 earn-out amount equal to 50% of the amount, if any, by which the cumulative adjusted EBITDA of all of the prior performance periods exceeds a base targeted amount. We may, in our sole discretion, elect to satisfy up to 50% of such additional Tier-2 payment through the issuance of our common stock valued at the time of payment.

Repayment of a Portion of the Caltius Notes

During September 2013, we repaid $2 million of indebtedness owed under the senior subordinated notes issued to Caltius. As of the date of this prospectus, approximately $8 million remained outstanding under the notes, which we intend to repay with the proceeds from this offering.

SELECTED SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected summary consolidated financial data as of and for the periods indicated. The selected summary consolidated financial data as of and for each of the fiscal years ended June 30, 2013, June 30, 2012 and June 30, 2011 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus.

The following selected summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

(In thousands, except per share data and operational data)

Income Statement Data:

	Year Ended June 30,			Three Months Ended September 30,
	2013	2012	2011	2013	2012
				(Unaudited)
Revenue	$310,835	$297,003	$203,820	$76,702	$79,148
Cost of transportation	222,402	212,294	141,316	53,481	56,910
Net revenue	88,433	84,709	62,505	23,221	22,238
Income from operations	7,422	4,481	5,175	2,195	1,116
Other expense	1,285	927	139	434	342
Income before income tax expense	6,137	3,554	5,036	1,760	773
Net income	3,765	2,079	3,011	1,108	433
Net income attributable to non-controlling interest	108	178	159	17	30
Net income attributable to common stockholders	3,657	1,901	2,852	1,092	403
Net income per common share:
Basic	$0.11	$0.06	$0.09	$0.03	$.01
Diluted	$0.10	$0.05	$0.09	$0.03	$.01

Balance Sheet Data:

	June 30,			September 30,
	2013	2012	2011	2013	2012
				(Unaudited)
Cash and cash equivalents	$1,024	$67	$434	$8,795	$676
Total assets	83,753	84,503	56,621	88,253	87,669
Total liabilities	67,868	73,101	50,471	71,127	75,732
Total stockholders’ equity	15,885	11,402	6,150	17,126	11,937

Other Data:

	Year Ended June 30,			Three Months Ended September 30,
	2013	2012	2011	2013	2012
				(Unaudited)
Cash provided by (used for) operating activities	$2,899	$3,563	$2,932	$1,656	$(2)
Cash used for investing activities	(2,532)	(11,528)	(5,385)	(44)	(201)
Cash provided by financing activities	591	7,598	2,205	6,158	813
EBITDA(1)	11,973	7,769	6,410	3,092	2,354
Adjusted EBITDA(1)	10,693	7,519	6,823	3,096	2,506

(1)	EBITDA and Adjusted EBITDA are non-U.S. GAAP measures. EBITDA means net income before interest, income taxes, impairment, depreciation and amortization. We calculate adjusted EBITDA as EBITDA, adjusted for share-based compensation, changes in contingent consideration, gain on litigation settlement (net), lease termination costs and acquisition related costs. For a reconciliation of EBITDA and adjusted EBITDA to net income and management’s reasons why we believe that the presentation of EBITDA and adjusted EBITDA provides useful information to investors, see the section appearing elsewhere in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 is presented as if the acquisition of On Time had occurred on September 30, 2013. The unaudited pro forma condensed combined statement of operations for the three month periods ended September 30, 2013 and September 30, 2012 are presented as if the acquisition had occurred on July 1, 2012. The unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2013 is presented as if the acquisition had occurred at July 1, 2012. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of the anticipated financial expenses and benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Radiant and On Time been combined during the periods presented.

The unaudited pro forma condensed consolidated financial information is based on the preliminary information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed. The finalization of the Company’s purchase accounting assessment may result in changes to the valuation of assets acquired and liabilities assumed, particularly in regards to infinite and finite-lived intangible assets, which could be material. The Company will finalize the purchase price allocation as soon as practicable within the measurement period in accordance with Accounting Standards Codification Topic 805 “Business Combinations” (“ASC 805”), but in no event later than one year following the transaction date.

Radiant Logistics, Inc.

Summary Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

	Radiant Logistics, Inc.	On Time Express, Inc.	Pro Forma
	September 30, 2013		Adjustments		Total
Assets
Current assets
Cash and cash equivalents	$8,795	$41	$(529	)(a)	$1,307
			(7,000	)(i)
Accounts receivable, net of allowance for doubtful accounts	49,003	3,067	—		52,070
Current portion of employee and other receivables	322	—	—		322
Income tax receivable	—	127	(127	)(b)	—
Prepaid expenses and other current assets	2,727	194	—		2,921
Deferred tax asset	1,025	24	—		1,049

Total current assets	61,872	3,453	(7,656)		57,669
Furniture and equipment, net	1,204	280	—		1,484
Goodwill and acquired intangibles, net	24,483	—	15,950	(c)	41,412
			2,499	(d)
			(1,520	)(e)
Employee and other receivables, net of current portion	57	25	—		82
Deferred tax asset	—	142	(142	)(b)	—
Deposits and other assets	637	—	—		637

Total Assets	$88,253	$3,900	$9,131		$101,284

Liabilities and Stockholders’ equity
Current liabilities
Accounts payable and accrued transportation costs	$33,424	$1,595	$—		$35,019
Commissions payable	4,915	—	—		4,915
Other accrued costs	2,242	256	—		2,498
Income taxes payable	830	—	(127	)(b)	703
Current portion of notes payable	767	529	(529	)(a)	3,267
			500	(f)
			2,000	(g)
Current portion of contingent consideration	317	—	1,685	(h)	2,002
Current portion of lease termination liability	303	—	—		303

Total current liabilities	42,798	2,380	3,529		48,707
Notes payable and other long-term debt, net of current portion and debt discount	23,739	—	250	(j)	23,989
Contingent consideration, net of current portion	3,513	—	4,515		8,028
Lease termination liability, net of current portion	457	—	—		457
Deferred rent liability	578	—	—		578
Deferred tax liability	39	—	(142	)(b)	2,396
			2,499	(d)
Other long-term liabilities	3	—	—		3

Total liabilities	71,127	2,380	10,651		84,158

Stockholders’ equity
Common stock	15	1	(1	)(e)	15
Additional paid-in capital	14,005	1,946	(1,946	)(e)	14,005
Deferred compensation	(13)	—	—		(13)
Retained earnings (deficit)	3,035	(427)	427	(e)	3,035

Total Radiant Logistics, Inc. stockholders’ equity	17,042	1,520	(1,520)		17,042
Non-controlling interest	84	—	—		84

Total stockholders’ equity	17,126	1,520	(1,520)		17,126

Total liabilities and stockholders equity	$88,253	$3,900	$9,131		$101,284

Pro Forma Adjustments and Assumptions.

(a)	To reflect the payoff of On Time’s line of credit at acquisition.
(b)	To net current and deferred tax assets and liabilities.
(c)	To reflect the estimated value of goodwill and acquired intangible assets.
(d)	To reflect the estimated deferred tax liability associated with the acquired intangible assets.
(e)	To reflect the elimination of On Time’s equity balances.
(f)	To reflect the future issuance of common stock of $0.5 million as due shareholder.
(g)	To reflect the issuance of $2.0 million of notes payable at closing.
(h)	To reflect the estimated contingent consideration payable of $6.2 million.
(i)	To reflect the initial cash payment of $7.0 million.
(j)	To reflect the estimated working capital adjustment.

Radiant Logistics, Inc.

Summary Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

Year Ended June 30, 2013

	Historical Statements
	Radiant Logistics, Inc.	On Time Express, Inc.	Pro Forma Adjustments(a)		Pro Forma Consolidated
Revenue	$310,835	$26,102	$—		$336,937
Cost of transportation	222,402	19,926	—		242,328

Net revenues	88,433	6,176	—		94,609

Agent commissions	52,466	—	—		52,466
Personnel costs	16,112	1,362	(435	)(b)	17,039
Selling, general and administrative expenses	9,770	1,774	(153	)(c)	11,391
Depreciation and amortization	3,944	179	1,315	(d)	5,438
Transition and lease termination costs	1,544	—	—		1,544
Change in contingent consideration	(2,825)	—	250	(e)	(2,575)

Total operating expenses	81,011	3,315	977		85,303

Income from operations	7,422	2,861	(977)		9,306

Other expense (income)
Interest income	(16)	(6)			(22)
Interest expense	2,016	67	75	(f)	2,439
			281	(g)

Gain on litigation settlement, net	(368)	—			(368)
Other	(347)	(18)	—		(365)

Total other expense	1,285	43	356		1,684

Income before income tax expense	6,137	2,818	(1,333)		7,622
Income tax expense (benefit)	2,371	1,122	(487	)(h)	3,006

Net income	3,766	1,696	(846)		4,616
Less: Net income attributable to non-controlling interest	(108)	—	—		(108)

Net income attributable to Radiant Logistics, Inc.	$3,658	$1,696	$(846)		$4,508

Net income per common share — basic	$0.11				$0.14
Net income per common share — diluted	$0.10				$0.13
Basic weighted average common shares outstanding	33,120,767		237,320	(i)	33,358,087
Diluted weighted average common shares outstanding	35,690,119		237,320	(i)	35,927,439

Other Data:
Pro Forma EBITDA					$15,369 (j)
Pro Forma Adjusted EBITDA					14,339 (j)
Pro Forma Adjusted Net Income					7,347 (j)

Pro Forma Adjustments and Assumptions

(a) Transaction costs of $66,000 were not eliminated in the presentation of the above pro forma information as they represent one-time historical costs.

(b)	To eliminate non-recurring personnel costs.
(c)	To reflect the estimated change in lease obligations resulting from the execution of new lease agreements.
(d)	To reflect the estimated amortization of acquired identifiable intangibles.
(e)	To reflect the estimated change in contingent consideration.
(f)	To reflect interest expense on the $2 million of notes payable at the rate of 6.0% per annum.
(g)	To reflect interest expense incurred on $7.5 million from the Bank of America Credit Facility at the rate of 3.75% per annum.
(h)	To reflect income taxes at the rate of 40%.
(i)	To reflect the issuance of 237,320 shares of common stock in connection with the On Time acquisition.
(j)	Pro Forma EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income are non-GAAP measures that have been presented in order to provide useful information to investors relative to our financial performance as adjusted to reflect the acquisition of On Time as if it occurred as of the beginning of the period presented above. For a reconciliation of Pro Forma EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income, to Net Income, reference is made to the financial tables included within the section below entitled “Reconciliation of Non-GAAP Financial Measures.”

Radiant Logistics, Inc.

Summary Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

	Three Months Ended
	Radiant Logistics, Inc.	On Time Express, Inc.	Pro Forma
	September 30, 2013		Adjustments		Total
Revenue	$76,702	$6,724	$—		$83,426
Cost of transportation	53,481	5,155	—		58,636

Net revenues	23,221	1,569	—		24,790

Agent commissions	13,635	—	—		13,635
Personnel costs	4,100	261	—		4,361
Selling, general and administrative expenses	2,656	418	(38	)(a)	3,036
Depreciation and amortization	830	24	329	(b)	1,183
Change in contingent consideration	(195)	—	63	(c)	(132)

Total operating expenses	21,026	703	(354)		22,083

Income from operations	2,195	866	(354)		2,707
Other expenses	434	33	30	(d)	567
			70	(e)

Income before income taxes	1,761	833	(454)		2,140
Income tax expense	652	330	(133	)(f)	849

Net income	1,109	503	(321)		1,291
Less: net income attributable to non-controlling interest	(17)	—	—		(17)

Net income attributable to Radiant Logistics, Inc.	$1,092	$503	$(321)		$1,274

Net income per common share — basic and diluted	$0.03				$0.04

Weighted average shares outstanding:
Basic	33,337,362		237,320	(g)	33,574,682
Diluted	35,987,483		237,320	(g)	36,224,803

Other Data:
Pro Forma EBITDA					$3,879	(h)
Pro Forma Adjusted EBITDA					3,880	(h)
Pro Forma Adjusted Net Income					2,000	(h)

Pro Forma Adjustments and Assumptions

(a)	To reflect the change in lease obligations resulting from the execution of new lease agreements.
(b)	To reflect the estimated amortization of acquired intangible assets.
(c)	To reflect the estimated change in contingent consideration.
(d)	To reflect interest on the $2.0 million of notes payable at 6.0% per annum.
(e)	To reflect interest incurred on $7.5 million from the Bank of America Credit Facility at 3.75% per annum.
(f)	To reflect income taxes at 40%.
(g)	To reflect the issuance of 237,320 shares of common stock in connection with On Time the acquisition.
(h)	Pro Forma EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income are non-GAAP measures that have been presented in order to provide useful information to investors relative to our financial performance as adjusted to reflect the acquisition of On Time as if it occurred as of the beginning of the period presented above. For a reconciliation of Pro Forma EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income, to Net Income, reference is made to the financial tables included within the section below entitled “Reconciliation of Non-GAAP Financial Measures.”

Radiant Logistics, Inc.

Summary Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

	Three Months Ended
	Radiant Logistics, Inc.	On Time Express, Inc.	Pro Forma
	September 30, 2012		Adjustments		Total
Revenue	$79,148	$6,897	$—		$86,045
Cost of transportation	56,910	5,275	—		62,185

Net revenues	22,238	1,622	—		23,860

Agent commissions	13,295	—	—		13,295
Personnel costs	3,758	406	—		4,164
Selling, general and administrative expenses	2,900	412	(38	)(a)	3,274
Depreciation and amortization	1,120	52	329	(b)	1,501
Change in contingent consideration	50	—	63	(c)	113

Total operating expenses	21,123	870	(354)		22,347

Income from operations	1,115	752	(354)		1,513
Other expenses	342	10	30	(d)	452
			70	(e)

Income before income taxes	773	742	(454)		1,061
Income tax expense	340	246	(174	)(f)	412

Net income	433	496	(280)		649
Less: net income attributable to non-controlling interest	(30)	—	—		(30)

Net income attributable to Radiant Logistics, Inc.	$403	$496	$(280)		$619

Net income per common share — basic and diluted	$0.01				$0.02

Weighted average shares outstanding:
Basic	33,031,110		237,320	(g)	33,268,430
Diluted	35,602,281		237,320	(g)	35,839,601

Other Data:
Pro Forma EBITDA					$3,067	(h)
Pro Forma Adjusted EBITDA					3,282	(h)
Pro Forma Adjusted Net Income					1,777	(h)

Pro Forma Adjustments and Assumptions

(a)	To reflect the change in lease obligations resulting from the execution of new lease agreements.
(b)	To reflect the estimated amortization of acquired intangible assets.
(c)	To reflect the estimated change in contingent consideration.
(d)	To reflect interest on the $2.0 million of notes payable at 6.0% per annum.
(e)	To reflect interest incurred on $7.5 million from the Bank of America Credit Facility borrowed to pay a portion of the purchase price of the On Time acquisition at the rate of 3.75% per annum.
(f)	To reflect income taxes at the rate of 40%.
(g)	To reflect the issuance of 237,320 shares of common stock in connection with the On Time acquisition.
(h)	Pro Forma EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income are non-GAAP measures that have been presented in order to provide useful information to investors relative to our financial performance as adjusted to reflect the acquisition of On Time as if it occurred as of the beginning of the period presented above. For a reconciliation of Pro Forma EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Adjusted Net Income, to Net Income, reference is made to the financial tables included within the section below entitled “Reconciliation of Non-GAAP Financial Measures.”

Reconciliation of Non-U.S. GAAP Financial Measures.

As used herein, Pro Forma Adjusted Net Income, Pro Forma EBITDA and Pro Forma Adjusted EBITDA are not measures of financial performance or liquidity under United States Generally Accepted Accounting Principles (“GAAP”). Pro Forma Adjusted Net Income, Pro Forma EBITDA and Pro Forma Adjusted EBITDA are presented herein because they are important metrics used by management to evaluate and understand the performance of the ongoing and additional operations of Radiant’s businesses. For Pro Forma Adjusted Net Income, management is using a 40% tax rate for calculating the provision for income taxes. In addition, in arriving at Pro Forma Adjusted Net Income, the Company adjusts for significant items that are not part of regular operating activities. These adjustments include acquisition costs, transition, severance and lease termination costs, unusual legal and claims settlement as well as depreciation and amortization and certain other non-cash charges.

Pro Forma Adjusted EBITDA means pro forma earnings before interest, income taxes, depreciation and amortization, which is then further adjusted for changes in contingent consideration stock-based compensation, acquisition, severance and lease termination costs and other non-cash charges. We believe that pro forma adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges and other non-recurring charges. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Pro Forma Adjusted Net Income, Pro Forma EBITDA and Pro Forma Adjusted EBITDA should not be considered in isolation or as a substitute for any of the consolidated statements of income prepared in accordance with GAAP, or as an indication of Radiant’s operating performance or liquidity.

The following table provides a reconciliation for the twelve months ended June 30, 2013, the three months ended September 30, 2013, and the three months ended September 30, 2012, of EBITDA, adjusted EBITDA and adjusted net income to net income, the most directly comparable GAAP measure in accordance with SEC Regulation G:

	Twelve Months Ended June 30, 2013	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
(in thousands)	Pro Forma	Pro Forma	Pro Forma
Net Income	$4,508	$1,274	$619
Income tax expense	3,006	849	412
Net interest expense	2,417	573	535
Depreciation and amortization	5,438	1,183	1,501

EBITDA	15,369	3,879	3,067
Share-based compensation	369	133	102
Change in Contingent Consideration	(2,575)	(132)	113
Lease termination costs	1,439	—	—
Gain on litigation settlement, net	(368)	—	—
Acquisition related costs	105	—	—

Adjusted EBITDA	$14,339	$3,880	$3,282

Pro Forma Adjusted Net Income Calculations

	Twelve Months Ended June 30, 2013	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
(in thousands)	Pro Forma	Pro Forma	Pro Forma
Net Income	$4,508	$1,274	$619
Income tax expense	3,006	849	412
Depreciation and amortization	5,438	1,183	1,501
Change in Contingent Consideration	(2,575)	(132)	113
Gain on litigation settlement, net	(368)	—	—
Lease termination costs	1,439	—	—
Acquisition related costs	105	66	—
Severance and transition costs	105	—	—
Non-recurring legal costs	306	16	251
Amortization of loan fees and Original Issue Discount	281	77	66

Adjusted Net Income before taxes	12,245	3,333	2,962
Provision for income taxes at 40%	4,898	1,333	1,185

Adjusted Net Income	$7,347	$2,000	$1,777

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in the forward-looking statements. Forward-looking statements may include, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seek,” “intends,” “plans,” “estimates,” “anticipates” or other comparable terms. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The risks and uncertainties discussed in “Risk Factors” should be considered in evaluating the Company’s forward-looking statements. You should not place undue reliance on our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statements.

THE OFFERING

The following is a brief summary of certain terms of this offering and does not purport to be complete. For a more complete description of the terms of the Series A Preferred Stock, see “Description of Series A Preferred Stock in the Offering” beginning on page 79 of this prospectus.

Issuer	Radiant Logistics, Inc., a Delaware corporation.

Securities Offered	800,000 shares of 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $.001 per share, liquidation preference $25.00 per share, plus up to an additional 120,000 shares if the underwriters exercise their option to purchase additional shares in full.

Price Per Share	$25.00

Conversion; Exchange and Preemptive Rights	The Series A Preferred Shares will not have any conversion or exchange rights or be subject to any preemptive or similar rights.

Dividends	Dividends on the Series A Preferred Shares will accrue and be cumulative from December 20, 2013 and will be payable on each Dividend Payment Date (as defined below) when, as and if declared by our board of directors out of funds legally available for such purpose, subject to certain limitations on our ability to declare and pay dividends under our existing credit facility with Bank of America, NA. See “Description of Series A Preferred Shares — Dividends” and “Risk Factors — Risks Related To Our Series A Preferred Shares.”

Dividend Payment Dates	January 31, April 30, July 31 and October 31, commencing April 30, 2014 (each, a “Dividend Payment Date”).

Dividend Rate	Subject to adjustment in the manner described immediately below, the dividend rate for the Series A Preferred Shares will initially be 9.75% per annum per $25.00 of liquidation preference per share (equal to $2.4315 per share per annum).

Penalties as a Result of Failure to Pay Dividends	If we do not pay dividends in full on the Series A Preferred Shares on any two Dividend Payment Dates (whether consecutive or not), the per annum dividend rate will increase by an additional 2.00% per $25.00 stated liquidation preference, or $0.50 per annum (or $0.125 per quarter), per Series A Preferred Share on and after the day following such second Dividend Payment Date. On each subsequent Dividend Payment Date on which cash dividends on the Series A Preferred Shares shall not be declared and paid, the annual dividend rate payable on the Series A Preferred Shares shall increase by an additional 2.00% per annum per $25.00 stated liquidation preference per Series A Preferred Share, up to a maximum annual dividend rate on the Series A Preferred Shares of 19.00%. The dividend rate will reset to the original dividend rate of 9.75% once we have paid all accrued and unpaid dividends on the shares for two consecutive Dividend Payment Dates. Please read “Description of Series A Preferred Shares — Dividends — Penalties as a Result of Failure to Pay Dividends.”

Ranking	The Series A Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not entitle the holders thereof to receive payment of a principal amount at a particular date. The Series A Preferred Shares will rank:

•	senior to all classes of our common shares and to each other class or series of capital stock established after the original issue date of the Series A Preferred Shares that is not expressly made senior to or on parity with the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Junior Securities”);

•	pari passu with any class or series of capital stock established after the original issue date of the Series A Preferred Shares that is not expressly subordinated or senior to the Series A Preferred Shares as to payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Parity Securities”);

•	junior to all of our and our subsidiaries’ indebtedness and other liabilities with respect to assets available to satisfy claims against us, and as of September 30, 2013 we and our subsidiaries had outstanding indebtedness and liabilities of approximately $71.1 million; and

•	junior to each other class or series of capital stock expressly made senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Senior Securities”).

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares through the most recent respective dividend payment dates and (b) we are in compliance with the Fixed Charge Coverage Ratio described in “Description of Series A Preferred Shares — Fixed Charge Coverage Ratio.”

Redemption	Commencing on December 20, 2018, we may redeem, at our option, in whole or in part, the Series A Preferred Shares at a cash redemption price equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) up to but not including the date of redemption. Please read “Description of Series A Preferred Shares — Redemption — Optional Redemption.”

Voting Rights

Holders of the Series A Preferred Shares generally have no voting rights. However, in the event that six quarterly dividends, whether or not consecutive, payable on the Series A Preferred Shares are in arrears, the holders of Series A Preferred Shares (voting as a class together) will be entitled, at the next meeting of stockholders called for the election of directors, to elect two directors to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change. The right of such holders of Series A Preferred Shares to elect two members of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series A Preferred Shares have been paid in full, at which time such right will terminate. However, after the dividends accumulated and in arrears have been paid and the right of such holders of Series A Preferred Shares to elect two members of our board of directors has terminated, such right to elect two members of our board of directors may be reinstated in the event of a subsequent failure to pay six additional quarterly dividends, as described above.

Unless we have received the affirmative vote or consent of the holders of two thirds of the outstanding Series A Preferred Shares, voting as a single class, we may not adopt any amendment to our Certificate of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of two thirds of the outstanding Series A Preferred Shares, voting as a class together with the holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	create or issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

Notwithstanding the foregoing, we may amend our Certificate of Incorporation to increase the authorized number of shares of our Preferred Stock without the consent of the holders of the Series A Preferred Shares.

On any of the above-referenced matters in which the holders of the Series A Preferred Stock are entitled to vote as a class, such holders will be entitled to one vote per share.

Please read “Description of Series A Preferred Shares — Voting Rights.”

Fixed Charge Coverage Ratio	We will be subject to a covenant with respect to the Series A Preferred Shares requiring that we maintain a Fixed Charge Coverage Ratio of at least 2.00. If we are not in compliance with the Fixed Charge Coverage Ratio, we will not be permitted to declare or pay dividends on any Junior Securities.

For a description of this ratio and for related defined terms, please read “Description of Series A Preferred Shares — Fixed Charge Coverage Ratio” and “Description of Series A Preferred Shares —Certain Definitions.”

Liquidation Price	In the event of any liquidation of our affairs, holders of the Series A Preferred Shares will, subject to the rights of our creditors and the holders of any Senior Securities, have the right to receive a cash payment equal to the liquidation preference of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to the date of payment before any payments are made to holders of our common stock or any other Junior Securities.

Sinking Fund	The Series A Preferred Shares will not be subject to any sinking fund requirements.

Use of Proceeds	We intend to use the net proceeds of the sale of the Series A Preferred Shares, which we expect will total approximately $18,495,000 (or approximately $21,315,000 if the underwriters exercise their over-allotment option in full), primarily to retire the outstanding balance owed under the senior subordinated notes issued to Caltius and to reduce the amount outstanding under our $30 million credit facility with Bank of America. After paying down the Bank of America credit facility we expect to have less than $5.0 million drawn on such credit facility. In the future, we may make additional borrowings under the credit facility, subject to the terms thereof, including the borrowing base, for working capital and general corporate purposes, including to fund potential acquisitions. See “Use of Proceeds.”

Ratings	The Series A Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization.

Listing	The Series A Preferred Shares are a new issue of securities with no established trading market. We have applied to list the Series A Preferred Shares on the NYSE MKT Stock Market and, if the application is approved, we expect trading in the Series A Preferred Shares to begin within 30 days after the date that the Series A Preferred Shares are first issued. The underwriters have advised us that they intend to make a market in the Series A Preferred Shares, but they are not obligated to do so and may discontinue any such market making at any time without notice. We can provide no assurance as to how liquid any trading market for the Series A Preferred Shares will be. If we fail to obtain or maintain the listing of the Series A Preferred Shares on the NYSE MKT Stock Market or other securities exchange for thirty days or more (each a “Listing Failure”), the per annum dividend rate will increase by an additional 2.00% per $25.00 stated liquidation preference, or $0.50 per annum (or $0.125 per quarter), per Series A Preferred Share for so long as the Listing Failure continues.

Tax Considerations

Any distribution with respect to the Series A Preferred Shares that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a dividend. We believe that all or a portion of the distributions you would receive from us with respect to your Series A Preferred Shares will constitute dividends. Such dividends will be included in income by you when distributed. Distributions constituting dividend income received by an individual U.S. holder in respect of the Series A Preferred Shares will generally represent “qualified dividend income,” which, under current laws, will generally be taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. In addition, distributions on the Series A Preferred Shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the dividends-received deduction. The availability of the reduced dividend tax rate and the dividends-received deduction are subject to certain exceptions for short-term and hedged positions and other applicable limitations. Each investor should consult its tax advisor in light of its particular circumstances. For a discussion of the tax consequences relating to the Series A Preferred Shares, please read “Material U.S. Federal Income Tax Considerations.”

Form	The Series A Preferred Shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company (“DTC”), except under limited circumstances.

Settlement	Delivery of the Series A Preferred Shares offered hereby is expected to be made against payment therefor on or about December 20, 2013.

Registrar and Transfer Agent	Broadridge Corporate Issuer Solutions, Inc.

Risk Factors	An investment in our Series A Preferred Shares involves a high degree of risk. To determine whether an investment in our Series A Preferred Shares is appropriate for you, you should consider carefully all of the information contained in or incorporated by reference into this prospectus, as well as the factors set forth in the headings entitled “Risk Factors” beginning on page 23 of this prospectus.

RISK FACTORS

An investment in our Series A Preferred Stock involves a high degree of risk. You should consider carefully all the risks described below, together with the other information contained in this prospectus, before making a decision to invest in the Series A Preferred Stock.

Risks Related to our Business

We need to maintain our existing agent relationships and expand our agent network to increase revenues.

We sell our services through Company-owned locations and through a network of independently-owned agent offices located throughout North America operating under our brands. Approximately 75% and 83% of our consolidated revenues for the year ended June 30, 2013 and June 30, 2012, respectively, were derived through our independent agent offices. Approximately 74% and 77% of our consolidated revenues for the three months ended September 30, 2013 and September 30, 2012, respectively, were derived from our independent agent offices. Although those percentages may be somewhat reduced on a current basis in recognition of the additional Company-owned locations we recently opened in connection with our acquisition of On Time, we believe independent agent relationships will remain critical to our success for the foreseeable future. We have long-term contractual relationships with many of our agents. Although the terms of our agent agreements vary widely, they generally cover the manner and amount of payments, the services to be performed, the length of the contract, and provide us with certain protections such as agent-funded reserves and indemnification obligations, and often include a personal guaranty of the station owner. Certain of our agent agreements are for defined terms, while others are subject to “evergreen” terms or contain automatic renewal provisions. In most situations, however, the agreements can be terminated by agents with prior notice, regardless of the stated term. While at times agency agreements technically expire, we endeavor to work with the agent to renew the agreement while continuing to operate pursuant to the most recent contract terms, based on historic and on-going course of dealings with the agent. As certain agreements expire, there can be no assurance that we will be able to enter into new agreements that provide for the same terms as those previously agreed upon, if at all. Thus, we are subject to the risk of agency terminations and the failure or refusal of certain of our agents to renew their existing agreements. While we have no customers or agency locations that separately account for more than 10% of our consolidated revenues, we do have a number of customers and agency locations with significant volume and stature, the loss of one or more of which could materially and negatively impact our ability to retain and service our customers. We will need to expand our existing relationships and enter into new relationships in order to increase our current and future market share and revenue. We cannot be certain that we will be able to maintain and expand our existing agent relationships or enter into new agent relationships, or that new or renewed agent relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing agent relationships, renew existing agent relationships, or enter into new agent relationships, we may lose customers, customer introductions and co-marketing benefits, and our operating results may suffer significantly.

We are a non-asset based transportation and logistics services company. As a result, we depend on a variety of asset-based third party carriers, whose actions we do not directly control.

The quality and profitability of our services depend upon effective selection, management and discipline of third party carriers. Changes in the financial stability, operating capabilities and capacity of our third party carriers could affect us in unpredictable ways, including volatility in pricing and challenge our ability to remain profitable. Any determination that our third party carriers have violated laws and regulations could seriously damage our reputation and brands, resulting in diminished revenue and profit and increased operating costs.

If our independent agent offices fail to maintain adequate reserves against unpaid customer invoices, or if we are unable to offset against amounts payable by us to our independent agent offices for unpaid customer invoices, our results of operations and financial condition may be adversely affected.

We derive a substantial portion of our revenue pursuant to agency agreements with independently-owned agent offices operating under our various brands. Under these agreements, each individual agent office is responsible for some or all of the bad debt expense related to the underlying customers being serviced by the office. To support this arrangement, each office is required to maintain a security deposit with us that is recognized as a liability in our financial statements and used as a bad debt reserve for each location. We charge each individual office’s bad debt reserve account for any accounts receivable aged beyond 90 days. The bad debt reserve account is continually replenished with a portion (typically 5%-10%) of such office’s weekly commission check being directed to fund this account. However, the bad debt reserve account may carry a deficit balance when amounts charged to this reserve exceed amounts otherwise available in the bad debt reserve account. In these circumstances, deficit bad debt reserve accounts are recognized as a receivable in our financial statements. Further, under the agency agreement, the independent station owner is responsible for such deficits and the agency agreements provide that we may withhold all or a portion of future commission checks payable to the individual office in satisfaction of any deficit balance. As of September 30, 2013, a number of our agency offices have a deficit balance in their bad debt reserve account totaling approximately $650,000, with one agency office representing approximately $381,000 of that amount. We expect to replenish these funds through the future business operations of these offices. However, to the extent any of these offices were to cease operations or otherwise be unable to replenish these deficit accounts, we would be at risk of loss for any such amount. We are currently involved in collection proceedings against two customers who owe us approximately $1.1 million. We have expensed our portion of these amounts. While there can be no assurance as to the amount that may be recovered in the future, based upon, among others: (i) our historic collection experience; (ii) the portion of the bad debt recoverable from the individual agency location responsible for the account; and (iii) the anticipated recovery likely from these customers; we do not believe its exposure to these customers will be material.

Failure to comply with obligations as an “indirect carrier” could result in penalties and fines and limit our ability to ship freight.

We are regulated, among other things, as “indirect air carriers” by the Transportation Security Administration of the Department of Homeland Security. These agencies provide requirements, guidance and, in some cases, administer licensing requirements and processes applicable to the freight forwarding industry. We actively monitor our compliance and the compliance of our subsidiaries with such agency requirements to ensure that we, our subsidiaries, and our independent agents satisfactorily complete applicable security requirements and satisfy applicable qualifications and implement the required policies and procedures. We rely on our agent stations to comply with such requirements, however, we do not, actively monitor compliance by our independent agents until we are made aware that there is an inspection by such agencies or we are notified of a potential violation. These agencies generally require companies to fulfill these qualifications prior to and while operating as a freight forwarder. Failure to comply with such requirements, policies and procedures could result in penalties and fines. To date, a limited number of our independent agents have been out of compliance with the “indirect air carrier” regulations, resulting in small fines to us, which are then charged to the independent agents. While we are working with our independent agents to eliminate any additional violations, there is no assurance that additional violations will not take place, which could result in penalties or fines or, in the extreme case, limits on our ability to ship freight.

If we fail to enhance and integrate information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our agents and customers and protect against disruptions of our operations, we may suffer a loss in our business.

Increasingly, we compete for business based upon the flexibility, sophistication and security of the information technology systems supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our web site or connect electronically, could significantly disrupt our operations, prevent clients from placing orders, or cause us to lose inventory items, orders or clients. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels and operating efficiency will decline. In addition, we expect our agents to continue to demand more sophisticated, fully integrated information technology systems from us as customers demand the same from their supply chain services providers. If we are unable to enhance, maintain and protect our information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our agents and customers and protect against disruptions of our operations, our business may be adversely affected.

Our information technology systems are subject to risks we cannot control.

Our information technology systems are dependent upon third party communications providers, web browsers, telephone systems and other aspects of the internet infrastructure that have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, and our ability to provide services to our customers.

We are dependent on third party carriers to transport our client’s cargo.

Because our freight forwarding and domestic ground transportation operations are dependent on commercial airfreight carriers and air charter operators, ocean freight carriers, major U.S. railroads, other transportation companies, draymen and longshoremen, changes in available cargo capacity and other changes affecting such carriers, as well as interruptions in service or work stoppages, may negatively impact our business.

We rely on commercial airfreight carriers and air charter operators, ocean freight carriers, trucking companies, major U.S. railroads, other transportation companies, draymen and longshoremen for the movement of our clients’ cargo. Consequently, our ability to provide services for our clients could be adversely impacted by: shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor; and other factors not within our control. Reductions in airfreight or ocean freight capacity could negatively impact our yields. Material interruptions in service or stoppages in transportation, whether caused by strike, work stoppage, lock-out, slowdown or otherwise, could adversely impact our business, results of operations and financial condition.

Our profitability depends on our ability to effectively manage our cost structure as we grow the business.

As we continue to increase our revenue through the expansion of our network of independent agency locations, we must maintain an appropriate cost structure to maintain and increase our profitability. While we intend to increase our revenue by increasing the number and quality of our agency relationships, by strategic acquisitions, and by maintaining and expanding our gross profit margins by reducing transportation costs, our profitability will be driven by our ability to manage our agent commissions, personnel and general and administrative costs as a function of our net revenues. There can be no assurances that we will be able to increase revenues or maintain profitability.

Our business is subject to seasonal trends.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first and fourth fiscal quarters are traditionally weaker compared with our second and third fiscal quarters. As a result, our quarterly operating results are likely to continue to fluctuate. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, climate, economic conditions and numerous other factors. A substantial portion of our revenue is derived from clients in industries whose shipping patterns are tied closely to consumer demand which can sometimes be difficult to predict or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Our operating results have fluctuated in the past and likely will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. A substantial portion of our revenue is derived from clients in industries whose shipping patterns are tied closely to economic trends and consumer demand that can be difficult to predict, or are based on just-in-time production schedules. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance. Additionally, there can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Economic recessions and other factors that reduce freight volumes could have a material adverse impact on our business.

The transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and cause us to not reach our long-term growth goals, and which may include the following:

•	A reduction in overall freight volumes in the marketplace reduces our opportunities for growth. In addition, if a downturn in our customers’ business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected.

•	Some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.

•	A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.

•	We may not be able to appropriately adjust our expenses to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs. In addition, we have other primarily variable expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market demand.

We face intense competition in the freight forwarding, logistics and supply chain management industry.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. Customers increasingly are turning to competitive bidding situations, soliciting bids from a number of competitors, including competitors that are larger than us. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following:

•	competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, more fully developed information technology systems and greater capital resources than we do;

•	reduction by our competitors of their rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase rates, maintain our operating margins or maintain significant growth in our business;

•	shift in the business of shippers to asset-based trucking companies that also offer brokerage services in order to secure access to those companies’ trucking capacity, particularly in times of tight industry-wide capacity;

•	solicitation by shippers of bids from multiple transportation providers for their shipping needs and the resulting depression of freight rates or loss of business to competitors; and

•	establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

Our industry is consolidating and if we cannot gain sufficient market presence in our industry, we may not be able to compete successfully against larger companies in our industry.

There currently is a trend within our industry toward consolidation of the niche players into larger companies that are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

If we are not able to limit our liability for customers’ claims through contract terms and limit our exposure through the purchase of insurance, we could be required to pay large amounts to our clients as compensation for their claims and our results of operations could be materially adversely affected.

In general, we seek to limit by contract and/or International Conventions and laws our liability to our clients for loss or damage to their goods to $20 per kilogram (approximately $9.07 per pound) and $500 per carton or customary unit, for ocean freight shipments, depending on the International Convention. For truck/land based risks, there are a variety of limits ranging from a nominal amount to full value. However, because a freight forwarder relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our clients. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the client’s cargo to its ultimate destination, unless due to our own errors and omissions.

We have, from time to time, made payments to our clients for claims related to our services and may make such payments in the future. Should we experience an increase in the number or size of such claims or an increase in liability pursuant to claims or unfavorable resolutions of claims, our results could be adversely affected. There can be no assurance that our insurance coverage will provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with our services will not change in the future or exceed our insurance levels. As with every insurance policy, there are limits, exclusions and deductibles that apply and we could be subject to claims for which insurance coverage may be inadequate or even disputed and such claims could adversely impact our financial condition and results of operations. In addition, significant increases in insurance costs could reduce our profitability.

We may be subject to various claims and lawsuits that could result in significant expenditures.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment (including wage-and-hour litigation relating to independent contractor drivers, sales representatives, brokerage agents and other individuals), personal injury, property damage, business practices, environmental liability and other matters. Any material litigation could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Our failure to comply with, or the costs of complying with, government regulation could negatively affect our results of operation.

Our business is subject to heavy, evolving, complex and increasing regulation by national and international sources. Regulatory changes could affect the economics of our industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers. Future regulation and our failure to comply with any applicable regulations could have a material adverse effect on our business.

If we are unable to maintain our brand images and corporate reputation, our business may suffer.

Our success depends in part on our ability to maintain the image of the Radiant, Airgroup, Adcom, DBA and On Time brands and our reputation for providing excellent service to our customers. Service quality issues, actual or perceived, even when false or unfounded, could tarnish the image of our brand and may cause customers to use other freight-forwarding companies. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our business, financial position and results of operations, and could require additional resources to rebuild our reputation and restore the value of our brand.

We operate with a significant amount of indebtedness, which is secured by our accounts receivable and other assets, subject to variable interest rates and contain restrictive covenants.

Our substantial indebtedness could have adverse consequences, such as:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness with Bank of America, NA, or BofA, which could reduce the availability of our cash flow to fund future operating capital, capital expenditures, acquisitions and other general corporate purposes;

•	expose us to the risk of increased interest rates, as our borrowings on our secured senior credit facilities are at variable rates of interest;

•	require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	restrict us from making strategic acquisitions, buying assets or pursuing business opportunities;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and

•	violating covenants in these agreements could have a material adverse effect on our business, financial condition and results of operations; including substantially increasing our cost of borrowing and restricting our future operations, if not cured or waived. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Accordingly, we may not be able to fully repay our debt obligations, if some or all of our debt obligations are accelerated upon an event of default.

Our Bank of America credit facility and Caltius financing contain financial covenants that may limit current availability and impose ongoing operational limitations and risk of compliance.

We currently maintain a $30.0 million revolving credit facility with BofA, which includes a $2.0 million sublimit to support letters of credit. Under the terms of the credit facility, we are required to maintain a fixed charge coverage ratio of at least 1.1 to 1.0 in the event that availability is less than $5.0 million or an event of default was to occur.

Our compliance with the financial covenants of our credit facility with BofA is particularly important given the materiality of these facilities to our day-to-day operations and overall acquisition strategy. Our debt capacity, subject to the requisite collateral at an advance rate of up to 85% of eligible domestic accounts receivable and, subject to certain sub-limits, 75% of eligible accrued but unbilled receivables and eligible foreign accounts receivables, is limited to a multiple of our consolidated EBITDA (as adjusted) as measured on a rolling four quarter basis. If we fail to comply with these covenants and are unable to secure a waiver or other relief, our financial condition would be materiality weakened and our ability to fund day-to-day operations would be materially and adversely affected. Accordingly, we intend to employ EBITDA and adjusted EBITDA as management tools to measure our historical financial performance and as a benchmark for future financial flexibility.

Under our credit facility with BofA, we are prohibited from declaring and paying dividends unless: (i) there are no existing events of default under the credit facility or an event of default would not be caused by the declaration or payment of such dividend, and (ii) the amount available under the credit facility after the pro forma effect of such dividend is equal to the greater of 20% of the borrowing base under the credit facility or $5,000,000.

In connection with our acquisition of the assets and operations of ISLA International, Ltd. in December 2011, we entered into an investment agreement with Caltius Partners IV, LP and Caltius Partners Executive IV, LP, collectively referred to herein as Caltius, pursuant to which we borrowed $10.0 million in exchange for a series of senior subordinated notes. Under the Caltius financing, we are subject to certain financial covenants, including funded leverage ratio covenants, senior funded leverage ratio covenants and fixed charges ratio covenants.

We intend to prepay all of the outstanding senior subordinated notes from the proceeds of this offering. Caltius has confirmed that they will accept such prepayment without any prepayment penalty or charge and thereupon the senior subordinated notes will terminate (and all restrictions and obligations thereunder, including the prohibition on payment of dividends and other financial and restrictive covenants and consent rights, will terminate, other than redemption rights under an investor rights agreement). See Description of Capital Stock—Registration and Redemption Rights.

Dependence on key personnel.

For the foreseeable future, our success will depend largely on the continued services of our Chief Executive Officer, Bohn H. Crain, as well as certain of the other key executives and executives of our acquired businesses because of their collective industry knowledge, marketing skills and relationships with vendors, customers and agent office owners. We have secured employment arrangements with each of these individuals, which contain non-competition covenants that survive their actual term of employment. Nevertheless, should any of these individuals leave us, we could have difficulty replacing them with qualified individuals and it could have a material adverse effect on our future results of operations.

Our results of operations could vary as a result of the methods, estimates, and judgments that we use in applying our accounting policies.

The methods, estimates, and judgments that we use in applying our accounting policies have a significant impact on our results of operations. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. Changes in those methods, estimates, and judgments could significantly affect our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Terrorist attacks and other acts of violence or war may affect our operations and our profitability.

As a result of the potential for terrorist attacks, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our independent contractors and transportation providers or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our independent contractors and transportation providers, which could have an adverse effect on our results of operations. Congress has mandated 100% security screening of air cargo traveling on passenger airlines effective July 31, 2010, and for ocean freight effective July 2012, which may increase costs associated with our air and freight forwarding operations. War, risk of war, or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We intend to continue growing our international operations and will become increasingly subject to variations in the international trade market.

We provide services to customers engaged in international commerce, and intend to grow our international business in the coming years. For the three months ended September 30, 2013 and 2012, international transportation revenue accounted for 42.0% and 46.2% of our revenue. For the years ended June 30, 2013 and 2012, international transportation revenue accounted for 46.1% and 43.0% of our revenue.

All factors that affect international trade have the potential to expand or contract our international business and impact our operating results. For example, international trade is influenced by, among other things:

•	currency exchange rates and currency control regulations;

•	interest rate fluctuations;

•	changes in governmental policies, such as taxation, quota restrictions, tariffs, other forms of trade barriers and/or restrictions and trade accords;

•	changes in and application of international and domestic customs, trade and security regulations;

•	wars, strikes, civil unrest, acts of terrorism, and other conflicts;

•	natural disasters and pandemics;

•	changes in consumer attitudes regarding goods made in countries other than their own;

•	changes in availability of credit;

•	changes in the price and readily available quantities of oil and other petroleum-related products; and

•	increased global concerns regarding environmental sustainability.

If any of the foregoing factors have a negative effect on the international trade market, we will likely suffer a decrease in our international business, which could have a material adverse effect on our results of operations and financial condition.

In connection with our international business, we are subject to certain foreign regulatory requirements, and any failure to comply with these requirements could be detrimental to our business.

We provide services in parts of the world where common business practices could constitute violations of the anti-corruption laws, rules, regulations and decrees of the United States, including the U.S. Foreign Corrupt

Practices Act, the U.K. Bribery Act and of all other countries in which we conduct business; as well as trade control laws, or laws, regulations and Executive Orders imposing embargoes and sanctions; and anti-boycott laws and regulations. Compliance with these laws, rules, regulations and decrees is dependent on our employees, subcontractors, consultants, agents, third party brokers and customers, whose individual actions could violate these laws, rules, regulations and decrees. Failure to comply could result in substantial penalties, damages to our reputation and restrictions on our ability to conduct business. In addition, any investigation or litigation related to such violations may require significant management time and could cause us to incur extensive legal and related costs, all of which may have a material adverse effect on our results of operations and operating cash flows.

Risks Related to our Acquisition Strategy

There is a scarcity of and competition for acquisition opportunities.

There are a limited number of operating companies available for acquisition that we deem to be desirable targets. In addition, there is a very high level of competition among companies seeking to acquire these operating companies. We are and will continue to be a very minor participant in the business of seeking acquisitions of these types of companies. A large number of established and well-financed entities are active in acquiring interests in companies that we may find to be desirable acquisition candidates. Many of these entities have significantly greater financial resources, technical expertise and managerial capabilities than us. Consequently, we will be at a competitive disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, this competition may affect the terms of completed transactions and, as a result, we may pay more than we expected for potential acquisitions. We may not be able to identify operating companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such a company for many reasons, including:

•	failure to agree on the terms necessary for a transaction, such as the purchase price;

•	incompatibility between our operational strategies or management philosophies with those of the potential acquiree;

•	competition from other acquirers of operating companies;

•	lack of sufficient capital to acquire a profitable logistics company;

•	unwillingness of a potential acquiree to agree to subordinate any future payment of earn-outs or promissory notes to the payments due to our lenders; and

•	unwillingness of a potential acquiree to work with our management.

Risks related to acquisition financing.

We have a limited amount of financial resources and our ability to make additional acquisitions without securing additional financing from outside sources is limited. In order to continue to pursue our acquisition strategy, we may be required to obtain additional financing. We intend to obtain such financing through a combination of traditional debt financing or the placement of debt and equity securities. We may finance some portion of our future acquisitions by either issuing equity or by using shares of our common stock for all or a portion of the purchase price for such businesses. In the event that our common stock does not attain or maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock as part of the purchase price for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to maintain our acquisition program. If we do not have sufficient cash resources, we will not be able to complete acquisitions and our growth could be limited unless we are able to obtain additional capital through debt or equity financings. The terms of our credit facility with BofA requires that we obtain their consent prior to securing additional debt financing. There could be circumstances in which our ability to obtain additional debt financing could be constrained if we are unable to secure the consent of BofA.

The Caltius financing also restricts our ability to complete acquisitions without their consent. We intend to repay the amounts outstanding under this facility from the proceeds of this offering, which will terminate Caltius’ consent rights.

Our Bank of America credit facility places certain limits on the acquisitions we may make.

Under the terms of our credit facility, we may be required to obtain BofA’s consent prior to making any additional acquisitions.

We are permitted to make additional acquisitions without the consent of BofA only if certain conditions are satisfied. The conditions imposed by the credit facility include the following: (i) the absence of an event of default under the credit facility; (ii) the acquisition is consensual; (iii) the company to be acquired must be in the transportation and logistics industry, located in the United States or certain other approved jurisdictions, and have a positive EBITDA for the 12 month period most recently ended prior to such acquisitions; (iv) no debt or liens may be incurred, assumed or result from the acquisition, subject to limited exceptions; and (v) after giving effect for the funding of the acquisition, we must have undrawn availability under the credit facility of at least the greater of 20% of the borrowing base or $5,000,000.

In the event we are not able to satisfy the conditions of the credit facility in connection with a proposed acquisition, we must either forego the acquisition, obtain BofA’s consent, or retire the credit facility. This may prevent us from completing acquisitions that we determine are desirable from a business perspective and limit or slow our ability to achieve the critical mass we need to achieve our strategic objectives.

To the extent we make any material acquisitions, our earnings will be adversely affected by non-cash charges relating to the amortization of intangibles, which may cause our stock price to decline.

Under applicable accounting standards, purchasers are required to allocate the total consideration paid in a business combination to the identified acquired assets and liabilities based on their fair values at the time of acquisition. The excess of the consideration paid to acquire a business over the fair value of the identifiable tangible assets acquired must be allocated among identifiable intangible assets including goodwill. The amount allocated to goodwill is not subject to amortization. However, it is tested at least annually for impairment. The amount allocated to identifiable intangibles, such as customer relationships and the like, is amortized over the life of these intangible assets. We expect that this will subject us to periodic charges against our earnings to the extent of the amortization incurred for that period. Because our business strategy focuses, in part, on growth through acquisitions, our future earnings will be subject to greater non-cash amortization charges than a company whose earnings are derived solely from organic growth. As a result, we will experience an increase in non-cash charges related to the amortization of intangible assets acquired in our acquisitions. Our financial statements will show that our intangible assets are diminishing in value, when, in fact, we believe they may be increasing because we are growing the value of our intangible assets (e.g. customer relationships). Because of this discrepancy, we believe our EBITDA, a measure of financial performance that does not conform to generally accepted accounting principles, or GAAP, provides a meaningful measure of our financial performance. However, the investment community generally measures a public company’s performance by its net income. Further, the financial covenants of our credit facility adjust EBITDA to exclude costs related to share based compensation and other non-cash charges. Thus, we believe EBITDA, and adjusted EBITDA, provide a meaningful measure of our financial performance. If the investment community elects to place more emphasis on net income, the future price of our common stock could be adversely affected.

We are not obligated to follow any particular criteria or standards for identifying acquisition candidates.

Even though we have developed general acquisition guidelines, other than as required under the credit facility with BofA or; prior to the completion of this offering, Caltius financing, we are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for potential acquisitions or business combinations. We will target businesses that we believe will provide the best potential long-term financial return for our stockholders and we will determine the purchase price and other terms and conditions of acquisitions. Our stockholders will not have the opportunity to evaluate the relevant economic, financial and other information that our management team will use and consider in deciding whether or not to enter into a particular transaction.

We may be required to incur a significant amount of indebtedness in order to successfully implement our acquisition strategy.

Subject to the restrictions contained in the BofA credit facility, following this offering we may be required to incur a significant amount of indebtedness in order to complete future acquisitions. If we are not able to generate sufficient cash flow from the operations of acquired businesses to make scheduled payments of principal and interest on the indebtedness, then we will be required to use our capital for such payments. This will restrict our ability to make additional acquisitions. We may also be forced to sell an acquired business in order to satisfy indebtedness. We cannot be certain that we will be able to operate profitably once we incur this indebtedness or that we will be able to generate a sufficient amount of proceeds from the ultimate disposition of such acquired businesses to repay the indebtedness incurred to make these acquisitions.

We may experience difficulties in integrating the operations, personnel and assets of acquired businesses that may disrupt our business, dilute stockholder value and adversely affect our operating results.

A core component of our business plan is to acquire businesses and assets in the transportation and logistics industry. There can be no assurance that we will be able to identify, acquire or profitably manage businesses or successfully integrate acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Such acquisitions also involve numerous operational risks, including:

•	difficulties in integrating operations, technologies, services and personnel;

•	the diversion of financial and management resources from existing operations;

•	the risk of entering new markets;

•	the potential loss of existing or acquired agency locations following an acquisition;

•	the potential loss of key employees following an acquisition and the associated risk of competitive efforts from such departed personnel;

•	possible legal disputes with the acquired company following an acquisition; and

•	the inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to properly evaluate and execute any acquisitions or investments, our business and prospects may be seriously harmed.

We attempt to mitigate these risks, in part, by providing that a portion of the ultimate purchase price for each acquired operation is structured as contingent consideration (i.e an earn-out) based on the future financial performance of the business. To the extent that an acquired operation underperforms relative to anticipated earnings levels, this will result in the recognition of a non-cash gain on change in contingent consideration as reported in the most recent quarter ended September 30, 2013 in connection with the performance of the Company’s ISLA, ALBS, Marvir and IFS operations. In the alternative, to the extent an acquired operation over performs anticipated earnings levels, we will recognize a non-cash loss on change in contingent consideration.

Acquisition of On Time

On October 1, 2013, we purchased 100% of the capital stock of On Time, our largest acquisition to date. On Time will operate as our wholly owned subsidiary. Payment of the full purchase price of On Time is contingent upon On Time achieving certain profitability targets, which it may not be able to achieve. There can be no assurance of On Time’s ability following the acquisition to maintain and grow its revenues and operating margins in a manner consistent with its most recent operating results, our ability to integrate On Time’s operations with our historic operations, or our ability to realize cost synergies through On Time’s line haul network, as well as what the effect that the acquisition will have on On Time’s existing customers and employees.

On Time’s dependence on specific customers

A significant portion of On Time’s revenues is derived from a relatively small number of customers. On Time’s top four customers during the years ended December 31, 2012 and December 31, 2011 accounted for approximately 63% and 51% of its revenues, respectively. During the nine months ended September 30, 2013 and September 30, 2012, On Time’s top four customers accounted for approximately 75% and 62%, respectively, of On Time’s revenues. One of these top four customers, a major airline, accounted for 41% and 31% of its revenues during the years ended December 31, 2012 and December 31, 2011, respectively. Such major airline accounted for approximately 49% and 41% of On Time’s revenues during the nine months ended September 30, 2013 and September 30, 2012, respectively. On Time does not have long-term contracts with such customers and the relationships could be terminated at any time. A significant loss of business from, or adverse performance by, any of On Time’s large volume customers could have a material adverse effect on On Time’s financial condition and results of operations. The failure to retain the business of these major customers may also have an adverse effect on On Time’s financial results if we are unable to replace these customers or if new customers are not as profitable. On Time is also subject to credit risk associated with customer concentration. As of December 31, 2012 and December 31, 2011, On Time’s top four customers accounted for approximately 70% and 63%, respectively, of On Time’s total accounts receivable. On Time’s top four customers accounted for approximately 69% of On Time’s total accounts receivable as of September 30, 2013. On Time’s major airline customer accounted for approximately 37% and 39% of On Time’s total accounts receivable as of December 31, 2012 and December 31, 2011, respectively. Such major airline accounted for approximately 35% of On Time’s total accounts receivable as of September 30, 2013. If one or more of its largest customers were to become bankrupt, insolvent or otherwise unable to pay for the services provided, On Time may incur significant write-offs of accounts receivable that may have a material adverse effect on its financial condition, results of operations or cash flows.

Legal dispute emanating from recent acquisition of DBA.

In December 2012, we recovered an award in arbitration against the former shareholders of DBA. The award arose out of a prior arbitration action against the former shareholders of DBA in which we asserted, among others, certain claims for indemnification under the Agreement and Plan of Merger, or the DBA Agreement, dated March 29, 2011, based upon breaches that we believe occurred under the DBA Agreement. These breaches included, among others, the breach of certain non-competition and non-solicitation covenants by Paul Pollara, one of the DBA selling shareholders, and Bretta Santini Pollara, a former DBA employee and wife of Mr. Pollara.

In a related matter, in December 2011, Ms. Pollara filed a claim for declaratory relief against us seeking an order stipulating that she is not bound by the non-compete covenant contained within the DBA Agreement signed by her husband, Mr. Pollara. On January 23, 2012, we filed a counterclaim against Ms. Pollara, her company Santini Productions, Daniel Reffner (a former employee of the Company now working for Ms. Pollara), and Oceanair, Inc. (a company doing business with Santini Productions). Our counterclaim alleges claims for statutory and common law misappropriation of trade secrets, breach of duty of loyalty, and unfair competition, and seeks damages in excess of $500,000. Following certain procedural motions, two of our wholly-owned subsidiaries, DBA and RGL, intervened and filed a Second Amendment Counterclaim in the lawsuit. After further procedural matters were addressed, the claims that remain at issue are: (1) DBA’s statutory trade secret misappropriation claim against Ms. Pollara, Santini Productions, and Oceanair; (2) RGL’s and DBA’s claims for interference with contractual relations against Oceanair; and (3) RGL’s and DBA’s claim for inducement to breach contract against Oceanair. The parties are awaiting a trial date.

Although the ultimate resolution of this dispute will not likely occur in the near-term, we believe that these breaches will not have any meaningful long-term adverse effect on our overall results of operations given our: (i) efforts to retain existing customers; (ii) restructuring of our Los Angeles operations; and (iii) efforts through a civil proceeding to recover damages and assert legal remedies against Ms. Pollara and her co-defendants who we believe breached certain non-competition and non-solicitation obligations to us. Nevertheless, near-term earnings could be negatively impacted if our efforts to retain existing customers are not successful, and as a result of any legal expenses incurred in connection with the matter.

Risks Related To Our Series A Preferred Shares

We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series A Preferred Shares will be made timely or at all.

We cannot assure you that we will be able to pay quarterly dividends on the Series A Preferred Shares or to redeem the Series A Preferred Shares, if we wanted to do so. Quarterly dividends on our Series A Preferred Shares will be paid from funds legally available for such purpose when, as and if declared by our board of directors. You should be aware that certain factors may influence our decision, or adversely affect our ability, to pay dividends on, or make other payments in respect of, our Series A Preferred Shares, including, among other things:

•	the amount of our available cash or other liquid assets, including the impact of any liquidity shortfalls caused by the below-described restrictions on the ability of our subsidiaries to generate and transfer cash to us;

•	any of the events described in this prospectus or the documents incorporated by reference herein or therein that impact our future financial position or performance;

•	our ability to service and refinance our current and future indebtedness;

•	changes in our cash requirements to fund capital expenditures, acquisitions or other operational or strategic initiatives;

•	our ability to borrow or raise additional capital to satisfy our capital needs;

•	restrictions imposed by our existing, or any future, credit facilities, debt securities or leases, including restricted payment and leverage covenants that could limit our ability to make payments to holders of the Series A Preferred Shares;

•	limitations on cash payments to shareholders under Delaware law, including limitations that require dividend payments be made out of surplus or, subject to certain limitations, out of net profits for the then-current or preceding year in the event there is no surplus.

Based on its evaluation of these and other relevant factors, our board of directors may, in its sole discretion, decide not to declare a dividend on the Series A Preferred Shares for any quarterly period for any reason, regardless of whether we have funds legally available for such purpose. In such event, your sole recourse will be your rights as a holder of Series A Preferred Shares specified herein, including your right to cumulative dividends and your further right under certain specified circumstances to additional interest and limited conditional voting rights.

In addition, under our credit facility with BofA, we are prohibited from declaring and paying dividends unless: (i) there are no existing events of default under the credit facility or an event of default would not be caused by the declaration or payment of such dividend, and (ii) the amount available under the credit facility after the pro forma effect of such dividend is equal to the greater of 20% of the borrowing base under the credit facility or $5,000,000.

The Series A Preferred Shares represent perpetual equity interests.

The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not entitle the holders thereof to receive payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Shares may be required to bear the financial risks of an investment in the Series A Preferred Shares for an indefinite period of time. In addition, the Series A Preferred Shares will rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Increases in market interest rates may adversely affect the trading price of our Series A Preferred Shares.

One of the factors that will influence the trading price of our Series A Preferred Shares will be the dividend yield on the Series A Preferred Shares relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may reduce demand for our Series A Preferred Shares and would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series A Preferred Shares to decrease.

The Series A Preferred Shares are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. In addition, the lack of a fixed mandatory redemption date for the Series A Preferred Shares will increase your reliance on the secondary market for liquidity purposes.

The Series A Preferred Shares are a new issue of securities with no established trading market. In addition, since the Series A Preferred Shares have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. We have applied to list the Series A Preferred Shares on the NYSE MKT Stock Market, but there can be no assurance that the NYSE MKT Stock Market will accept the Series A Preferred Shares for listing. Even if the Series A Preferred Shares are approved for listing by the NYSE MKT Stock Market, an active trading market on the NYSE MKT Stock Market for the shares may not develop. Even if a trading market develops, it may not remain active, in which case the trading price of the shares of Series A Preferred Shares could be adversely affected and your ability to transfer your shares will be limited.

If an active trading market does develop on the NYSE MKT Stock Market, our Series A Preferred Shares may trade at prices lower than the offering price. The trading price of our Series A Preferred Shares will depend on many factors, including:

•	market liquidity and prevailing interest rates, each as discussed above;

•	the market for similar securities;

•	our issuance of debt or preferred equity securities;

•	general economic and financial market conditions, and general market conditions;

•	our financial condition, results of operations and prospects; and

•	our actual or perceived ability to make dividend or other payments in respect of our Series A Preferred Shares.

We have been advised by the underwriters that they intend to make a market in our Series A Preferred Shares prior to the commencement of any trading on the NYSE MKT Stock Market, but they are not obligated to do so and may discontinue any such market-making at any time without notice.

The Series A Preferred Shares have not been rated, and the lack of a rating may adversely affect the trading price of the Series A Preferred Shares.

We have not sought to obtain a rating for the Series A Preferred Shares, and the shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Shares or that we may elect to obtain a rating of our Series A Preferred Shares in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. The market value of the Series A Preferred Shares could be adversely affected if:

•	any ratings assigned to the Series A Preferred Shares in the future or to other securities we issue in the future are lower than market expectations or are subsequently lowered or withdrawn, or

•	ratings for such other securities would imply a lower relative value for the Series A Preferred Shares.

Our Series A Preferred Shares are junior to our debt liabilities and lease obligations, the debt and other liabilities of our subsidiaries and third-party holders’ of equity interests in our subsidiaries and your interests could be diluted by our issuance of additional shares of preferred stock, including additional Series A Preferred Shares, and by other transactions.

Our Series A Preferred Shares are subordinated to all of our existing and future indebtedness and lease obligations. As of September 30, 2013, we and our subsidiaries had outstanding indebtedness and liabilities of approximately $71.1 million, all of which is senior in right of payment to your Series A Preferred Shares. Our existing indebtedness restricts, and our future indebtedness may include restrictions on our ability to pay dividends to preferred shareholders.

Our charter currently authorizes the issuance of up to five million shares of preferred stock in one or more classes or series, and we will be permitted, without notice to or consent of the holders of Series A Preferred Shares, to issue additional Series A Preferred Shares or other securities that have rights junior to such shares, up to the maximum aggregate number of authorized shares of our preferred stock. The issuance of additional preferred stock on a parity with or senior to our Series A Preferred Shares would dilute the interests of the holders of our Series A Preferred Shares, and any issuance of preferred stock senior to or on a parity with our Series A Preferred Shares or of additional indebtedness could adversely affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares. See “— Risks Related To Our Series A Preferred Shares — We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series A Preferred Shares will be made timely or at all.”

Except as provided under “Description of Series A Preferred Shares — Fixed Charge Coverage Ratio,” no provisions relating to our Series A Preferred Shares protect the holders of our Series A Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, any of which might adversely affect the holders of our Series A Preferred Shares.

As a holder of Series A Preferred Shares you have extremely limited voting rights.

Your voting rights as a holder of Series A Preferred Shares will be extremely limited. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series A Preferred Shares are in arrears or a listing failure has occurred and is continuing, the holders of Series A Preferred Shares will have the right, voting together as a class with all other classes or series of parity securities upon which like voting rights have conferred and are exercisable, to elect two additional directors to serve on our board of directors. For additional information on the terms of these limited conditional voting rights, as well as certain other limited protective voting rights, see “Description of the Preferred Shares — Voting Rights.”

Investors should not expect us to redeem the Series A Preferred Shares on the date the Series A Preferred Shares becomes redeemable by the Company or on any particular date afterwards.

The shares of Series A Preferred Shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. By their terms, the Series A Preferred Shares may be redeemed by us at our option either in whole or in part at any time on or after December 20, 2018 or, under certain circumstances, may be redeemed by us at our option, in whole, sooner than that date. Any decision we may make at any time regarding whether to redeem the Series A Preferred Shares will depend upon a wide variety of factors, including our evaluation of our capital position, our capital requirements and general market conditions at that time. See “— Risks Related To Our Series A Preferred Shares — We cannot assure you that quarterly dividends on, or any other payments in respect of, the Series A Preferred Shares will be made timely or at all.” You should not assume that we will redeem the Series A Preferred Shares at any particular time, or at all.

The Series A Preferred Shares are not convertible and purchasers may not realize a corresponding benefit if the trading price of our common stock rises.

The Series A Preferred Shares will not be convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. In addition, the Series A Preferred Shares will earn dividends at a fixed rate (subject to adjustment). Accordingly, as noted in greater detail above, the market value of the Series A Preferred Shares may depend on, among other things, dividend and interest rates for other securities and other investment alternatives and our actual and perceived ability to make dividend or other payments in respect of our Series A Preferred Shares. Moreover, our right to redeem the Series A Preferred Shares on or after December 20, 2018 or in the event of a change in control could impose a ceiling on their value.

USE OF PROCEEDS

At our offering price of $25.00 per share of our Series A Preferred Stock, we estimate the net proceeds to us from the sale of shares of Series A Preferred Stock that we are selling in this offering will be approximately $18,495,000, after deducting the underwriting commissions and estimated offering expenses payable by us. If the underwriter’s option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $21,315,000 assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

We intend to use the net proceeds from the sale of the securities offered by us under this prospectus primarily to retire the outstanding balance owed under the senior subordinated notes issued to Caltius and reduce the amount outstanding under our credit facility with Bank of America, NA, or BofA. After paying down the BofA credit facility we expect to have less than $5.0 million drawn on such credit facility. In the future, we may make additional borrowings under the credit facility, subject to the terms thereof, including the borrowing base, for working capital and general corporate purposes, including to fund potential acquisitions. We do not currently have any agreements, understandings or arrangements with respect to any potential acquisitions.

Borrowings under our credit facility with BofA accrue interest, at our option, at BofA’s prime rate minus 0.50% or LIBOR plus 2.25%. The rates can be subsequently adjusted based on our fixed charge coverage ratio at BofA’s base rate plus 0.0% to 0.50% or LIBOR plus 1.50% to 2.25%.

Our credit facility with BofA terminates on the earlier of (a) six months prior to the maturity date of the Caltius senior subordinated notes, or (b) August 9, 2018. The senior subordinated notes issued to Caltius accrue interest at a rate of 13.5% per annum (the “Accrual Rate”), and must be paid currently in cash on a quarterly basis at a rate of 11.75% per annum (the “Pay Rate”). The outstanding principal balance of the senior subordinated notes is increased by an amount (the “PIK Amount”) equal to the difference between the interest accrued at the Accrual Rate and interest accrued at the Pay Rate unless we make an election to pay the PIK amount in cash, which election we have made. The senior subordinated notes are non-amortizing, with all principal due upon maturity at December 1, 2016.

CAPITALIZATION

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Summary Unaudited Pro Forma Condensed Consolidated Financial Data”, and our financial statements and related notes included elsewhere in this prospectus.

The following table sets forth our capitalization as of September 30, 2013 on:

•	a historical basis;

•	a pro forma basis to reflect the acquisition of On Time, including the payment of $7.0 million in cash, the issuance of 237,230 shares of our common stock, and the issuance of a $2 million note as payment of the purchase price, all as described under “Summary Unaudited Pro Forma Condensed Consolidated Financial Data”; and

•	an as-adjusted basis to give further effect to the sale of 800,000 shares of our Series A Preferred Stock in this offering at an offering price of $25.00 per share, after deducting estimated underwriting commissions and estimated offering costs payable by us.

(In thousands, except share and per share data)

	September 30, 2013
	Actual	Pro Forma	As Adjusted(1)
	(Unaudited)
Assets
Cash and cash equivalents	$8,795	$1,307	$1,307

Debt
Notes payable and other long-term debt(2)	$24,507	$26,507	$8,012

Equity
Preferred stock, $.001 par value: 5,000,000 shares authorized; no shares issued and outstanding actual and pro forma; and 800,000 shares issued and outstanding as adjusted	—	—	1
Common stock, $.001 par value: 100,000,000 shares authorized 33,348,166 shares issued and outstanding actual; 33,585,396 shares issued and outstanding pro forma and as adjusted(3)	15	15	15
Additional paid-in capital	14,005	14,005	32,499
Deferred compensation	(13)	(13)	(13)
Retained earnings	3,035	3,035	3,035

Total Radiant Logistics, Inc. stockholders’ equity	17,042	17,042	35,537
Non-controlling interest	84	84	84

Total equity	17,126	17,126	35,621

Total capitalization	$40,865	$43,633	$43,633

(1)	The as-adjusted capitalization contemplates the issuance of 800,000 shares of Series A Preferred Stock and the receipt of the net proceeds thereof, and the incurrence of $305,000 in transaction costs.
(2)	Excludes the working capital adjustment for the On Time acquisition and contingent considerations of all acquisitions.
(3)	The number of shares of common stock outstanding reflected above excludes 5,785,780 shares of common stock issuable upon exercise of stock options outstanding.

MARKET PRICES

Our common stock currently trades on the NYSE MKT under the symbol “RLGT.” Prior to January 2012, our common stock was quoted on the OTCQB. The following table states the range of the high and low closing prices per share, as applicable, of our common stock for each calendar quarter during our past two fiscal years, as reported by the OTCQB and NYSE MKT, as applicable. These quotations represent inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions. The last price of our common stock as reported on the NYSE MKT on December 11, 2013, was $2.24 per share.

	High	Low
Fiscal Year Ending June 30, 2014:
Quarter ending December 31, 2013 (through December 11, 2013)	$2.40	$2.13
Quarter ended September 30, 2013	2.28	1.81

Fiscal Year Ended June 30, 2013:
Quarter ended June 30, 2013	$2.04	$1.81
Quarter ended March 31, 2013	2.24	1.60
Quarter ended December 31, 2012	1.71	1.08
Quarter ended September 30, 2012	1.90	1.60

Fiscal Year Ended June 30, 2012:
Quarter ended June 30, 2012	$2.19	$1.66
Quarter ended March 31, 2012	2.54	2.11
Quarter ended December 31, 2011	2.50	2.18
Quarter ended September 30, 2011	2.52	1.95

Holders

As of December 11, 2013, the number of stockholders of record of our common stock was 112. However, based upon broker inquiry conducted during September 2013, in conjunction with our proposed 2013 Annual Meeting of Stockholders, we believe there are a substantial number of additional beneficial owners of our common stock who hold their shares in street name.

Dividend Policy

We have not paid any cash dividends on our common stock to date, and we have no intention of paying cash dividends in the foreseeable future. Whether we declare and pay dividends will be determined by our Board of Directors at its discretion, subject to certain limitations imposed under Delaware law. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors. Our ability to pay dividends is limited by the terms of our credit facility with BofA. Under our credit facility with BofA, we are prohibited from declaring and paying dividends unless: (i) there are no existing events of default under the credit facility or an event of default would not be caused by the declaration or payment of such dividend, and (ii) the amount available under the credit facility after the pro forma effect of such dividend is equal to the greater of 20% of the borrowing base under the credit facility or $5,000,000. We are also prohibited from declaring or paying dividends under the investment agreement with Caltius, however, we intend to prepay all of the outstanding senior subordinated notes issued to Caltius pursuant to the investment agreement from the proceeds of this offering and thereupon the senior subordinated notes will terminate (and all restrictions and obligations thereunder and under the investment agreement, including the prohibition in payment of dividends and other financial and restrictive covenants and consent rights, will terminate, other than redemption rights under an investor rights agreement). See Description of Capital Stock—Registration and Redemption Rights.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the audited consolidated financial statements and the accompanying notes thereto.

Overview

We are a non-asset based transportation and logistics services company providing customers domestic and international freight forwarding services and other value added supply chain management services, including customs and property brokerage, order fulfillment, inventory management and warehousing.

We are executing a strategy to expand our operations through a combination of organic growth and the strategic acquisition of non-asset based transportation and logistics providers meeting our acquisition criteria. Our first acquisition of Airgroup Corporation, or Airgroup, was completed on January 1, 2006. Airgroup, headquartered in Bellevue, Washington, is a non-asset based logistics company providing domestic and international freight forwarding services through a network of independent agent offices across North America.

We continue to seek additional companies as suitable acquisition candidates and have completed seven acquisitions since our acquisition of Airgroup. In November 2007, we acquired certain assets of Automotive Services Group in Detroit, Michigan to service the automotive industry. In September 2008, we acquired Adcom Express, Inc. d/b/a Adcom Worldwide, adding an additional 30 locations across North America and augmenting our overall domestic and international freight forwarding capabilities. In April 2011, we acquired DBA Distribution Services, Inc., d/b/a Distribution by Air, adding an additional 26 locations across North America, further expanding our physical network and service capabilities. In December 2011, we acquired the assets and operations of Laredo, Texas based ISLA International Ltd, to serve as our gateway to Mexico. In February 2012, we acquired the assets and operations of New York-JFK based Brunswicks Logistics, Inc. d/b/a ALBS Logistics, Inc., a strategic location for domestic and international logistics services. In November 2012, we acquired certain assets of Los Angeles, California based Marvir Logistics, Inc., an independent agent, operating partner since 2006 providing domestic and international logistics services. On December 31, 2012, we acquired International Freight Systems of Oregon, Inc., an independent operating partner since January 2007 providing domestic and international logistics services. In October 2013, we acquired On Time Express, Inc., a domestic and international logistics solutions company based in Phoenix, Arizona.

In connection with our 2008 acquisition of Adcom, we changed the name of Airgroup Corporation to Radiant Global Logistics, Inc. to better position our centralized back-office operations to service our multi-brand network. Today, RGL, through the Radiant, Airgroup, Adcom and DBA network brands, has a diversified account base including manufacturers, distributors and retailers using a network of independent carriers through a combination of strategically positioned, company owned and independent agent offices.

Our most recent purchase was the acquisition of Phoenix, Arizona based, On Time. On Time is a solutions based logistics company that has developed a dedicated line haul network that it leverages in delivering customized time critical domestic and international logistics solutions to an account base that includes customers in the aviation, aerospace, plastic injection molding, medical device, furniture and automotive industries. It is our expectation that On Time will continue to operate as a stand-alone business unit separate from RGL and in addition to supporting its own end customers, will also provide transportation capacity to our operating locations across North America via its dedicated line haul network with LTL and expedited ground service. We believe that access to On Time’s dedicated line haul network will provide transportation capacity to our other operating locations across North America and serve as a catalyst for margin expansion in our existing business and a competitive differentiator in the marketplace to help us secure new customers and attract additional agent stations to our network.

Our growth strategy will continue to focus on both organic growth and growth through acquisitions. For organic growth, we will focus on enhancing our back-office infrastructure, transportation and accounting systems, strengthening and retaining existing agency relationships, expanding new agency relationships and limited expansion into strategic locations in Asia. We also continue to search for targets that fit within our acquisition criteria.

Performance Metrics

Our principal source of income is derived from freight forwarding services. As a freight forwarder, we arrange for the shipment of our customers’ freight from point of origin to point of destination. Generally, we quote our customers a turnkey cost for the movement of their freight. Our price quote will often depend upon the customer’s time-definite needs (first day through fifth day delivery), special handling needs (heavy equipment, delicate items, environmentally sensitive goods, electronic components, etc.), and the means of transport (motor carrier, air, ocean or rail). In turn, we assume the responsibility for arranging and paying for the underlying means of transportation.

Our transportation revenue represents the total dollar value of services we sell to our customers. Our cost of transportation includes direct costs of transportation, including motor carrier, air, ocean and rail services. We act principally as the service provider to add value in the execution and procurement of these services to our customers. Our net transportation revenue (gross transportation revenue less the direct cost of transportation) is the primary indicator of our ability to source, add value and resell services provided by third parties, and is considered by management to be a key performance measure. In addition, management believes measuring its operating costs as a function of net transportation revenue provides a useful metric, as our ability to control costs as a function of net transportation revenue directly impacts operating earnings.

Our operating results will be affected as acquisitions occur. Since all acquisitions are made using the purchase method of accounting for business combinations, our financial statements will only include the results of operations and cash flows of acquired companies for periods subsequent to the date of acquisition.

Our GAAP-based net income will be affected by non-cash charges relating to the amortization of customer related intangible assets and other intangible assets attributable to completed acquisitions. Under applicable accounting standards, purchasers are required to allocate the total consideration in a business combination to the identified assets acquired and liabilities assumed based on their fair values at the time of acquisition. The excess of the consideration paid over the fair value of the identifiable net assets acquired is to be allocated to goodwill, which is tested at least annually for impairment. Applicable accounting standards require that we separately account for and value certain identifiable intangible assets based on the unique facts and circumstances of each acquisition. As a result of our acquisition strategy, our net income will include material non-cash charges relating to the amortization of customer related intangible assets and other intangible assets acquired in our acquisitions. Although these charges may increase as we complete more acquisitions, we believe we will be growing the value of our intangible assets (e.g., customer relationships). Thus, we believe that earnings before interest, taxes, depreciation and amortization, or EBITDA, is a useful financial measure for investors because it eliminates the effect of these non-cash costs and provides an important metric for our business.

Further, the financial covenants of our Caltius financing are measured against adjusted EBITDA which excludes costs related to share-based compensation expense, change in contingent consideration, extraordinary items and other non-cash charges.

Our compliance with the financial covenants of our borrowing arrangements is particularly important given the materiality of these facilities to our day-to-day operations and overall acquisition strategy. Our debt capacity, subject to the requisite collateral at an advance rate of up to 85% of eligible domestic accounts receivable and, subject to certain sub-limits, 75% of eligible accrued but unbilled receivables and eligible foreign accounts receivables, is limited to a multiple of our consolidated EBITDA (as adjusted) as measured on a rolling four quarter basis. If we fail to comply with these covenants and are unable to secure a waiver or other relief, our financial condition would be materiality weakened and our ability to fund day-to-day operations would be materially and adversely affected. Accordingly, we intend to employ EBITDA and adjusted EBITDA as management tools to measure our historical financial performance and as a benchmark for future financial flexibility.

Our operating results are also subject to seasonal trends when measured on a quarterly basis. The impact of seasonality on our business will depend on numerous factors, including the markets in which we operate, holiday seasons, consumer demand and economic conditions. Since our revenue is largely derived from customers whose shipments are dependent upon consumer demand and just-in-time production schedules, the timing of our revenue is often beyond our control. Factors such as shifting demand for retail goods and/or manufacturing production delays could unexpectedly affect the timing of our revenue. As we increase the scale of our operations, seasonal trends in one area of our business may be offset to an extent by opposite trends in another area. We cannot accurately predict the timing of these factors, nor can we accurately estimate the impact of any particular factor, and thus we can give no assurance any historical seasonal patterns will continue in future periods.

Critical Accounting Policies

Accounting policies, methods and estimates are an integral part of the consolidated financial statements prepared by management and are based upon management’s current judgments. These judgments are normally based on knowledge and experience regarding to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management’s current judgments. While there are a number of accounting policies, methods and estimates that affect our financial statements, the areas that are particularly significant include revenue recognition, accruals for the cost of purchased transportation, the fair value of acquired assets and liabilities, changes in contingent consideration, accounting for the issuance of shares and share-based compensation, the assessment of the recoverability of long-lived assets and goodwill, and the establishment of an allowance for doubtful accounts.

We perform an annual impairment test for goodwill. We assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. After assessing qualitative factors, if further testing is necessary we would go into a 2-step impairment test. The first step of the impairment test requires us to determine the fair value of each reporting unit, and compare the fair value to the reporting unit’s carrying amount. We have only one reporting unit. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and we must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. We typically perform our annual impairment test effective as of April 1 of each year, unless events or circumstances indicate, an impairment may have occurred before that time.

Acquired intangibles consist of customer related intangibles and non-compete agreements arising from our acquisitions. Customer related intangibles are amortized using accelerated methods over approximately five years and non-compete agreements are amortized using the straight line method over the term of the underlying agreements.

We review long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, we estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

As a non-asset based carrier we do not own transportation assets. We generate the major portion of our air and ocean freight revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to our customers. Based upon the terms in the contract of carriage, revenues related to shipments where we issue a House Airway Bill or a House Ocean Bill of Lading are recognized at the time the freight is tendered to the direct carrier at origin. Costs related to the shipments are also recognized at this same time based upon anticipated margins, contractual arrangements with direct carriers, and other known factors. The estimates are routinely monitored and compared to actual invoiced costs. The estimates are adjusted as deemed necessary by us to reflect differences between the original accruals and actual costs of purchased transportation.

This method generally results in recognition of revenues and purchased transportation costs earlier than the preferred methods under GAAP which do not recognize revenue until a proof of delivery is received or which recognize revenue as progress on the transit is made. Our method of revenue and cost recognition does not result in a material difference from amounts that would be reported under such other methods.

Results of Operations

Three months ended September 30, 2013 and 2012 (unaudited)

The following table summarizes transportation revenue, cost of transportation and net transportation revenue (in thousands) for the three months ended September 30, 2013 and 2012 (unaudited):

	Three months ended September 30,		Change
	2013	2012	Amount	Percent
Transportation revenue	$76,702	$79,148	$(2,446)	(3.1%)
Cost of transportation	53,481	56,910	(3,429)	(6.0%)

Net transportation revenue	$23,221	$22,238	$983	4.4%
Net transportation margins	30.3%	28.1%

We generated transportation revenue of $76.7 million and net transportation revenue of $23.2 million for the three months ended September 30, 2013, as compared to transportation revenue of $79.1 million and net transportation revenue of $22.2 million for the three months ended September 30, 2012. Domestic and international transportation revenue was $44.5 million and $32.2 million, respectively, for the three months ended September 30, 2013, compared to $42.6 million and $36.5 million, respectively, for the three months ended September 30, 2012. These changes in revenue are principally due to incremental decreased revenues associated with slower cross-border shipping into and out of Mexico, lower charter services and less project work.

Cost of transportation decreased 6.0% to $53.5 million for the three months ended September 30, 2013, compared to $56.9 million for the three months ended September 30, 2012. Net transportation margins increased to 30.3% of transportation revenue for the three months ended September 30, 2013, as compared to 28.1% of transportation revenue for the three months ended September 30, 2012. The decrease is due to decreased shipping volumes as reflected in our transportation revenues. The increase in margins is attributable to numerous factors, including differing product mixes of shipments throughout the quarter, specifically lower charter services and less project work that typically provide relatively low margins.

The following table compares certain condensed consolidated statements of operations data as a percentage of our net transportation revenue (in thousands) for the three months ended September 30, 2013 and 2012 (unaudited):

	Three months ended September 30,
	2013		2012		Change
	Amount	Percent	Amount	Percent	Amount	Percent
Net transportation revenue	$23,221	100.0%	$22,238	100.0%	$983	4.4%

Agent commissions	13,635	58.7%	13,295	59.8%	340	2.6%
Personnel costs	4,100	17.7%	3,758	17.0%	342	9.1%
Selling, general and administrative	2,656	11.4%	2,900	13.0%	(244)	(8.4%)
Depreciation and amortization	830	3.6%	1,120	5.0%	(290)	(25.9%)
Change in contingent consideration	(195)	(0.9%)	50	0.2%	(245)	(490.0%)

Total operating expenses	21,026	90.5%	21,123	95.0%	(97)	(0.5%)

Income from operations	2,195	(9.5%)	1,115	5.0%	1,080	96.9%
Other expense	(434)	(1.9%)	(342)	(1.5%)	(92)	26.9%

Income before income taxes and non-controlling interest	1,761	7.6%	773	3.5%	988	127.8%
Income tax expense	(652)	(2.8%)	(340)	(1.6%)	(312)	91.8%

Income before non-controlling interest	1,109	4.8%	433	1.9%	676	156.1%
Non-controlling interest	(17)	(0.1%)	(30)	(0.1%)	13	(43.3%)

Net income	$1,092	4.7%	$403	1.8%	$689	171.0%

Agent commissions were $13.6 million for the three months ended September 30, 2013, an increase of 2.6% from $13.3 million for the three months ended September 30, 2012. Agent commissions as a percentage of net transportation revenue decreased to 58.7% for the three months ended September 30, 2013, from 59.8% for the comparable prior year period as a result of our acquisitions of Marvir and IFS, which historically were agency locations and now represent company-owned operations in Los Angeles and Portland, where commissions are not paid.

Personnel costs were $4.1 million for the three months ended September 30, 2013, an increase of 9.1% from $3.8 million for the three months ended September 30, 2012. Personnel costs as a percentage of net transportation revenue increased to 17.7% for the three months ended September 30, 2013, from 17.0% for the comparable prior year period. The increase is primarily attributable to higher personnel costs related to our acquisitions of Marvir and IFS, as well as a higher head-count at the corporate office and some company-owned locations.

Selling, general and administrative expenses were $2.7 million for the three months ended September 30, 2013, a decrease of 8.4% from $2.9 million for the three months ended September 30, 2012. Selling, general and administrative expenses as a percentage of net transportation revenue decreased to 11.4% for the three months ended September 30, 2013, from 13.0% for the comparable prior year period. The decrease is primarily attributable to savings associated with combining our two company-owned locations in Los Angeles, lower legal expenses, and lower uninsured loss claims, partially offset by higher bad debt expense, increased due diligence expenses associated with our recent acquisition, higher sales commissions, and higher travel expenses associated with our regional vice presidents

Depreciation and amortization costs were $0.8 million for the three months ended September 30, 2013, a decrease of 25.9% from $1.1 million for the three months ended September 30, 2012. Depreciation and amortization as a percentage of net transportation revenue decreased to 3.6% for the three months ended September 30, 2013, from 5.0% for the comparable prior year period. The decrease is primarily due to scheduled decreases in the amortization schedules associated with our acquisitions of Adcom, DBA and ISLA, offset by increases of our Marvir and IFS acquisitions.

Change in contingent consideration represents the change in the fair value of contingent consideration due to former shareholders of acquired operations and totaled income of $0.2 for the three months ended September 30, 2013 compared to expense of less than $0.1 million for the three months ended September 30, 2012. As a percentage of net transportation revenue, the change in contingent consideration was 0.9% for the three months ended September 30, 2013, from 0.2% for the three months ended September 30, 2012.

Income from operations was $2.2 million for the three months ended September 30, 2013, compared to income from operations of $1.1 million for the three months ended September 30, 2012, a 95.0% increase. The increase is attributable to several factors, favorable and unfavorable to us. Net revenues increased $1.0 million primarily due more favorable product mixes which contributed to higher margin for the current quarter. Agent commission expense was slightly higher due to greater net revenues based on product mix for the quarter. Personnel costs increased $0.3 million primarily due to increased personnel costs associated with the acquisitions of Mavir, and IFS as well as a higher head-count at the corporate office and some company-owned locations. Selling, general and administrative expenses decreased $0.2 million primarily due to a decrease in non-recurring legal expenses incurred in connection the DBA litigation, lower bad debt expense, and savings associated with combining our two company-owned locations in Los Angeles, lower uninsured claims offset by higher sales commissions, and higher travel expenses. Depreciation and amortization decreased $0.3 million primarily due to scheduled decreases in the amortization of intangibles for Adcom, DBA and ISLA, offset by increases of our Marvir and IFS acquisitions. Change in contingent consideration increased $0.2 million as a result of recent projections indicating some of the former shareholders of acquired operations are less likely to achieve their specified operating objectives.

Other expense was $0.4 million for the three months ended September 30, 2013, as compared to $0.3 million for the three months ended September 30, 2012. The change is primarily associated with the increases in foreign currency exchange charges. As a percentage of net transportation revenue, other expense was 1.9% for the three months ended September 30, 2013, up from 1.5% for the three months ended September 30, 2012.

Our net income was $1.1 million for the three months ended September 30, 2013, reflecting a 171.0% increase compared to net income of $0.4 million for the three months ended September 30, 2012, driven by increased operating income offset by slightly increased other expense and a significant increase in income tax expense.

The following table provides a reconciliation for the three months ended September 30, 2013 and 2012 of adjusted EBITDA to net income, the most directly comparable GAAP measure in accordance with SEC Regulation G (in thousands):

	Three months ended September 30,		Change
	2013	2012	Amount	Percent
Net transportation revenue	$23,221	$22,238	$983	4.4%

Net income	$1,092	$403	689	171.0%
Income tax expense	652	340	312	91.8%
Net interest expense	518	491	27	5.5%
Depreciation and amortization	830	1,120	(290)	(25.9%)

EBITDA	$3,092	$2,354	$738	31.4%
Share-based compensation	133	102	31	30.4%
Change in contingent consideration	(195)	50	(245)	(490.0%)
Acquisition related costs	66	—	66	*

Adjusted EBITDA	$3,096	$2,506	590	23.5%

Adjusted EBITDA as a % of net transportation revenue	13.3%	11.3%

*	Not meaningful

We had adjusted EBITDA of $3.1 million and $2.5 million for the three months ended September 30, 2013 and 2012, respectively. EBITDA is a non-GAAP measure of income and does not include the effects of interest and taxes, and excludes the “non-cash” effects of depreciation and amortization on long-term assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. We exclude all depreciation charges related to furniture and equipment, all amortization charges, including amortization of leasehold improvements and other intangible assets. We then further adjust EBITDA to exclude changes in contingent consideration, expenses specifically attributable to acquisitions, extraordinary items, costs related to share-based compensation expense, and other non-cash charges. Our ability to generate adjusted EBITDA ultimately limits the amount of debt that we may carry and we believe it is a good indicator of our financial flexibility and capacity to complete additional acquisitions in compliance with the terms of the Senior Subordinated Notes issued to Caltius. A violation of this covenant in the Senior Subordinated Notes would greatly limit our financial flexibility, reduce available liquidity, and absent a waiver, could give rise to an event of default under the Senior Subordinated Notes. For the foregoing reasons, we believe that the Senior Subordinated Notes are material to our operations and that adjusted EBITDA is important to an evaluation of our financial condition and liquidity. While management considers EBITDA and adjusted EBITDA useful in analyzing our results, it is not intended to replace any presentation included in our consolidated financial statements.

Fiscal year ended June 30, 2013, compared to fiscal year ended June 30, 2012

The following table summarizes transportation revenue, cost of transportation and net transportation revenue (in thousands) for the fiscal years ended June 30, 2013 and 2012:

	Years ended June 30,		Change
	2013	2012	Amount	Percent
Transportation revenue	$310,835	$297,003	$13,832	4.7%
Cost of transportation	222,402	212,294	10,108	4.8%

Net transportation revenue	$88,433	$84,709	$3,724	4.4%
Net transportation margins	28.5%	28.5%

We generated transportation revenue of $310.8 million and net transportation revenue of $88.4 million for the year ended June 30, 2013, as compared to transportation revenue of $297.0 million and net transportation revenue of $84.7 million for the year ended June 30, 2012. Domestic and international transportation revenue was $167.4 million and $143.4 million, respectively, for the year ended June 30, 2013, compared with $169.2 million and $127.8 million, respectively, for the year ended June 30, 2012. The increase in transportation revenue is due principally to incremental revenues attributed to our acquisitions of ISLA and ALBS.

Cost of transportation was 71.5% of transportation revenue for the years ended June 30, 2013 and 2012. Net transportation margins were 28.5% of transportation revenue for the years ended June 30, 2013 and 2012.

The following table compares condensed consolidated statements of income data as a percentage of our net transportation revenue (in thousands) for the fiscal years ended June 30, 2013 and 2012:

	Years ended June 30,				Change
	2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
Net transportation revenue	$88,433	100.0%	$84,709	100.0%	$3,724	4.4%

Agent commissions	52,466	59.3%	52,427	61.9%	39	0.1%
Personnel costs	16,112	18.2%	13,192	15.6%	2,920	22.1%
Selling, general and administrative	9,770	11.1%	11,348	13.4%	(1,578)	(13.9%)
Depreciation and amortization	3,944	4.5%	3,143	3.7%	801	25.5%
Transition and lease termination costs	1,544	1.7%	1,018	1.2%	526	51.7%
Change in contingent consideration	(2,825)	(3.2%)	(900)	(1.1%)	(1,925)	213.9%

Total operating costs	81,011	91.6%	80,228	94.7%	783	1.0%

Income from operations	7,422	8.4%	4,481	5.3%	2,941	65.6%
Other expense	(1,285)	(1.5%)	(927)	(1.1%)	(358)	38.6%

Income before income taxes and non-controlling interest	6,137	6.9%	3,554	4.2%	2,583	72.7%
Income tax expense	(2,371)	(2.6%)	(1,475)	(1.8%)	(896)	60.7%

Income before non-controlling interest	3,766	4.3%	2,079	2.4%	1,687	81.1%
Non-controlling interest	(108)	(0.2%)	(178)	(0.2%)	70	(39.3%)

Net income	$3,658	4.1%	$1,901	2.2%	$1,757	92.4%

Agent commissions were $52.5 million for the year ended June 30, 2013, an increase of 0.1% from $52.4 million for the year ended June 30, 2012. As a percentage of net revenues, agent commissions decreased to 59.3% for the year ended June 30, 2013, from 61.9% for the year ended June 30, 2012. The decrease as a percentage of net revenues is a result of our recent acquisitions of ISLA, ALBS, Marvir and IFS, which added company-owned locations, which are not paid commissions, in Laredo, New York-JFK, Los Angeles and Portland.

Personnel costs consist of payroll, payroll taxes, benefits and stock compensation expense. Personnel costs were $16.1 million for the year ended June 30, 2013, an increase of 22.1% from $13.2 million for the year ended June 30, 2012. The increase is primarily attributable to a full year of personnel costs related to our acquisitions of ISLA and ALBS, and a partial year of personnel costs associated with our Marvir and IFS acquisitions, as well as increased head-count at the corporate office. As a percentage of net revenues, personnel costs increased to 18.2% for the year ended June 30, 2013, from 15.6% for the year ended June 30, 2012.

Selling, general and administrative (“SG&A”) costs consist primarily of marketing, rent, professional services, insurance and travel expenses. SG&A costs were $9.8 million for the year ended June 30, 2013, a decrease of 13.9% from $11.3 million for the year ended June 30, 2012. The decrease is primarily attributable to a decrease in non-recurring legal expenses incurred in connection with the ISLA and ALBS transactions and the DBA litigation, lower bad debt expense, and savings associated with combining our two company-owned locations in Los Angeles. As a percentage of net revenues, SG&A costs decreased to 11.1% for the year ended June 30, 2013, from 13.4% for the year ended June 30, 2012.

Depreciation and amortization costs were $3.9 million for the year ended June 30, 2013, an increase of 25.5% from $3.1 million for the year ended June 30, 2012. The increase is primarily due to a full year of amortization costs associated with the intangibles for our ISLA and ALBS acquisitions, and a partial year of amortization of intangibles for our Marvir and IFS acquisitions. As a percentage of net revenues, depreciation and amortization increased to 4.5% for the year ended June 30, 2013, from 3.7% for the year ended June 30, 2012.

Transition and lease termination costs for the year ended June 30, 2013 represent non-recurring operating costs incurred in connection with the relocation of the former DBA facility in Los Angeles to a new location, certain personnel costs that were eliminated in connection with the combination of the historical DBA and Marvir locations, and a loss on disposal of furniture and equipment and totaled $1.5 million. Transition and lease termination costs for the year ended June 30, 2012 consist of personnel costs related to employees whose positions were eliminated with our integration of DBA into our operations and totaled $1.0 million. As a percentage of net revenues, non-recurring transition costs increased to 1.7% for the year ended June 30, 2013, from 1.2% for the year ended June 30, 2012.

Change in contingent consideration represents the change in the fair value of contingent consideration due to former shareholders of acquired operations. The change in both years was primarily attributable to ISLA and ALBS not achieving their specified operating objectives and totaled income of $2.8 million for the year ended June 30, 2013, compared to income of $0.9 million for the year ended June 30, 2012. As a percentage of net revenues, the change in contingent consideration was 3.2% for the year ended June 30, 2013, from 1.1% for the year ended June 30, 2012.

Income from operations was $7.4 million for the year ended June 30, 2013, compared to income from operations of $4.5 million for the year ended June 30, 2012, a 65.6% increase. The increase is attributable to several factors, favorable and unfavorable to the Company. Net revenues increased $3.7 million primarily due to incremental revenues of a full year for our ISLA and ALBS acquisitions. Agent commission expense was flat as the agent-based stores recorded similar results in the current year. Personnel costs increased $2.9 million primarily due to increased personnel costs associated with a full year of recently acquired company-owned stores, ISLA and ALBS, as well as a partial year of personnel costs associated with Marvir and IFS. Selling, general and administrative decreased $1.6 million primarily due to a decrease in non-recurring legal expenses incurred in connection with the ISLA and ALBS transactions and the DBA litigation, lower bad debt expense, and savings associated with combining our two company-owned locations in Los Angeles. Depreciation and amortization increased $0.8 million due to a full year of amortization of intangibles for our ISLA and ALBS acquisitions, and a partial year amortization of intangibles for our Marvir and IFS acquisitions. Transition costs increased $0.5 million due to charges incurred in combining our two company-owned locations in Los Angeles compared to transition costs associated with eliminating personnel costs related to employees whose positions were eliminated with our integration of DBA into our operations. Change in contingent consideration increased $1.9 million as a result of former shareholders of acquired operations not achieving their specified operating objectives.

Other expense was $1.3 million for the year ended June 30, 2013, as compared to other expense of $0.9 million during the year ended June 30, 2012. The increase is primarily associated with interest expense incurred with our acquisitions of ISLA, offset by the gain on litigation settlement. As a percentage of net revenues, other expense was 1.5% for the year ended June 30, 2013, up from 1.1% for the year ended June 30, 2012.

Our net income was $3.7 million for the year ended June 30, 2013, reflecting a 92.4% increase in results of less than $1.8 million as compared to net income of $1.9 million for the year ended June 30, 2012, driven principally by the increased efficiency of leveraging our scalable back office infrastructure, favorable write-down of contingent consideration, offset by higher depreciation and amortization costs as well as increased lease termination costs.

Driven principally by the increased amortization of intangibles resulting from our recent acquisition activities offset partially by the change from contingent consideration and from the non-recurring items identified below. Our net income for the current year also reflected a decrease in results of operations related to greater transition costs associated with the DBA transaction for the current year as compared to the prior year period, which had only one quarter of transition costs. Although we do not believe the deterioration in GAAP-based earnings is reflective of the true earnings power of the business, our near-term earnings have and will continue to be negatively impacted as a result of these incremental non-cash charges and other non-recurring costs including, lost revenue experienced by our Los Angeles DBA office, and the legal expenses incurred in connection with the legal proceedings relating to the DBA acquisition, although it is our expectation that some or all of these amounts may be recoverable in our claims brought against the former DBA shareholders.

The following table provides a reconciliation for the fiscal years ended June 30, 2013 and 2012 of adjusted EBITDA to net income, the most directly comparable GAAP measure in accordance with SEC Regulation G (in thousands):

	Years ended June 30,		Change
	2013	2012	Amount	Percent
Net transportation revenue	$88,433	$84,709	$3,724	4.4%

Net income	$3,658	$1,901	$1,757	92.4%
Income tax expense	2,371	1,475	896	60.7%
Net interest expense	2,000	1,250	750	60.0%
Depreciation and amortization	3,944	3,143	801	25.5%

EBITDA	$11,973	$7,769	$4,204	54.1%

Share-based compensation	369	226	143	63.3%
Change in contingent consideration	(2,825)	(900)	(1,925)	213.9%
Gain on litigation settlement, net	(368)	—	(368)	*
Lease termination costs	1,439	—	1,439	*
Acquisition related costs	105	424	(319)	(75.2%)

Adjusted EBITDA	$10,693	$7,519	$3,174	42.2%

Adjusted EBITDA as a % of net transportation revenue	12.1%	8.9%

*	Not meaningful

We had adjusted EBITDA of $10.7 million and $7.5 million for years ended June 30, 2013 and 2012, respectively. EBITDA is a non-GAAP measure of income and does not include the effects of interest and taxes, and excludes the “non-cash” effects of depreciation and amortization on long-term assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. We exclude all depreciation charges related to furniture and equipment, all amortization charges, including amortization of leasehold improvements and other intangible assets. We then further adjust EBITDA to exclude changes in contingent consideration, expenses specifically attributable to acquisitions, extraordinary items, costs related to share-based compensation expense, and other non-cash charges. Our ability to generate adjusted EBITDA ultimately limits the amount of debt that we may carry and is a good indicator of our financial flexibility and capacity to complete additional acquisitions in compliance with the Caltius financing. A violation of this covenant in the Caltius financing would greatly limit our financial flexibility, reduce available liquidity, and absent a waiver, could give rise to an event of default under the Caltius financing. For the forgoing reasons, we believe that the Caltius Financing is material to our operations and that adjusted EBITDA is important to an evaluation of our financial condition and liquidity. While management considers EBITDA and adjusted EBITDA useful in analyzing our results, it is not intended to replace any presentation included in our consolidated financial statements.

Supplemental Pro forma Information

Basis of Presentation

The results of operations discussion that appears below has been presented utilizing a combination of historical and, where relevant, pro forma unaudited information to include the effects on our consolidated financial statements of our acquisitions of ISLA, ALBS, Marvir and IFS. The pro forma results are developed to reflect a consolidation of the historical results of operations of the Company and adjusted to include the historical results of ISLA, ALBS, Marvir and IFS, as if we had acquired all of them as of July 1, 2011. The pro forma results are also adjusted to reflect a consolidation of the historical results of operations of ISLA, ALBS, Marvir and IFS, and the Company as adjusted to reflect the amortization of acquired intangibles.

The pro forma financial data is not necessarily indicative of results of operations that would have occurred had these acquisitions been consummated at the beginning of the periods presented or which might be attained in the future.

The following table summarizes transportation revenue, cost of transportation and net transportation revenue (in thousands) for the fiscal years ended June 30, 2013 and 2012 (pro forma and unaudited):

	Years ended June 30,		Change
	2013	2012	Amount	Percent
Transportation revenue	$311,261	$324,990	$(13,729)	(4.2%)
Cost of transportation	222,402	232,527	(10,125)	(4.4%)

Net transportation revenue	$88,859	$92,463	$(3,604)	(3.9%)
Net transportation margins	28.5%	28.5%

Transportation revenue was $311.3 million for the year ended June 30, 2013, a decrease of 4.2% from $325.0 million for the year ended June 30, 2012.

Cost of transportation was $222.4 million for the year ended June 30, 2013, a decrease of 4.4% from $232.5 million for the year ended June 30, 2012.

Net transportation margins remained consistent at 28.5% for the years ended June 30, 2013 and 2012.

The following table compares certain condensed consolidated statements of income data as a percentage of our net transportation revenue (in thousands) for the fiscal years ended June 30, 2013 and 2012 (pro forma and unaudited):

	Years ended June 30,				Change
	2013		2012
	Amount	Percent	Amount	Percent	Amount	Percent
Net transportation revenue	$88,859	100.0%	$92,463	100.0%	$(3,604)	(3.9%)

Agent commissions	51,854	58.4%	49,728	53.8%	2,126	4.3%
Personnel costs	16,881	19.0%	17,561	19.0%	(680)	(3.9%)
Selling, general and administrative	10,109	11.4%	14,134	15.3%	(4,025)	(28.5%)
Depreciation and amortization	4,016	4.5%	4,744	5.1%	(728)	(15.3%)
Transition and lease termination costs	1,544	1.7%	1,018	1.1%	526	51.7%
Change in contingent consideration	(2,825)	(3.2%)	(900)	(1.0%)	(1,925)	213.9%

Total operating costs	81,579	91.8%	86,285	93.3%	(4,706)	(5.5%)

Income from operations	7,280	8.2%	6,178	6.7%	1,102	17.8%
Other expense	(1,293)	(1.5%)	(1,548)	(1.7%)	255	(16.5%)

Income before income taxes and non-controlling interest	5,987	6.7%	4,630	5.0%	1,357	29.3%
Income tax expense	(2,314)	(2.6%)	(1,914)	(2.1%)	(400)	20.9%

Income before non-controlling interest	3,673	4.1%	2,716	2.9%	957	35.2%)
Non-controlling interest	(108)	(0.1%)	(178)	(0.2%)	70	(39.3%)

Net income	$3,565	4.0%	$2,538	2.7%	$1,027	40.5%

Agent commissions were $51.9 million for the year ended June 30, 2013, an increase of 4.3% from $49.7 million for the year ended June 30, 2012. Agent commissions as a percentage of net transportation revenue increased to 58.4% of net transportation revenue the year ended June 30, 2013, compared to 53.8% for the comparable prior year period.

Personnel costs were $16.9 million for the year ended June 30, 2013, a decrease of 3.9% from $17.6 million for the year ended June 30, 2012. Personnel costs as a percentage of net transportation revenue remained consistent at 19.0% for the years ended June 30, 2013 and 2012.

SG&A costs were $10.1 million for the year ended June 30, 2013, a decrease of 28.5% from $14.1 million for the year ended June 30, 2012. As a percentage of net transportation revenue, SG&A costs decreased to 11.4% for the year ended June 30, 2013, from 15.3% for the comparable prior year period.

Depreciation and amortization costs were $4.0 million for the year ended June 30, 2013, a decrease of 15.3% from $4.7 million for the year ended June 30, 2012. Depreciation and amortization as a percentage of net transportation revenue decreased to 4.5% for the year ended June 30, 2013, from 5.1% for the comparable prior year period.

Transition and lease termination costs were $1.5 million for the year ended June 30, 2013, an increase of 51.7% from $1.0 million for the year ended June 30, 2012. As a percentage of net transportation revenue, non-recurring transition costs increased to 1.7% for the year ended June 30, 2013, from 1.1% for the year ended June 30, 2013.

Change in contingent consideration was income of $2.8 million for the year ended June 30, 2013, an increase of 213.9% from $0.9 million for the year ended June 30, 2013. As a percentage of net transportation revenue, change in contingent consideration increased to 3.2% for the year ended June 30, 2013, from 1.0% for the year ended June 30, 2013.

Income from operations was $7.3 million for the year ended June 30, 2013, compared to income from operations of $6.2 million for the year ended June 30, 2012.

Other expense was $1.3 million for the year ended June 30, 2013, compared to other income of $1.5 million for the year ended June 30, 2012.

Net income was $3.6 million for the year ended June 30, 2013, compared to net income of $2.5 million for the year ended June 30, 2012.

The following table provides a reconciliation for the fiscal years ended June 30, 2013 and 2012 (pro forma and unaudited) of adjusted EBITDA to net income, the most directly comparable GAAP measure in accordance with SEC Regulation G (in thousands):

	Years ended June 30,		Change
	2013	2012	Amount	Percent
Net transportation revenue	$88,859	$92,463	$(3,604)	(3.9%)

Net income	$3,565	$2,538	$1,027	40.5%
Income tax expense	2,314	1,914	400	20.9%
Net interest expense	2,007	1,872	135	7.2%
Depreciation and amortization	4,016	4,744	(728)	(15.3%)

EBITDA	$11,902	$11,068	$834	7.5%

Share-based compensation	372	315	57	18.1%
Change in contingent consideration	(2,825)	(900)	(1,925)	213.9%
Gain on litigation settlement, net	(368)	—	368	NM
Lease termination costs	1,439	—	1,439	NM
Acquisition related costs	105	424	(319)	(75.2%)

Adjusted EBITDA	$10,625	$10,907	$(282)	(2.6%)

Adjusted EBITDA as a % of net transportation revenue	12.0%	11.8%

Liquidity and Capital Resources

Net cash provided by operating activities for the year ended June 30, 2013 was $2.9 million, compared to net cash provided by operating activities for the year ended June 30, 2012 of $3.6 million. The change was principally driven by an increase in our net income adjusted for amortization, contingent consideration, lease termination costs, and changes in operating assets and liabilities.

Net cash used for investing activities was $2.5 million for the year ended June 30, 2013, compared to $11.5 million for the year ended June 30, 2012. Use of cash in 2013 consisted of $0.7 million related to the acquisitions of Marvir and IFS, the purchase of $0.3 million of fixed assets, and $0.4 million paid in earn-outs to the former shareholders of acquired operations, and the $1.1 million integration payment to the former shareholders of DBA. Use of cash in 2012 consisted of $7.7 million related to the acquisition of ISLA, $2.6 million related to the purchase of ALBS, the purchase of $0.7 million of fixed assets, and $0.5 million paid in earn-outs to the former shareholders of acquired operations.

Net cash provided by financing activities for the year ended June 30, 2013 was $0.6 million compared to $7.6 million for the year ended June 30, 2012. Cash from financing activities in 2013 consisted of proceeds from our Credit Facility of $1.4 million, repayments of notes payable to former shareholders of $0.8 million, $0.1 million in non-controlling interest distributions, and proceeds of $0.1 million related to the exercise of stock options. Cash from financing activities in 2012 consisted of repayments to our Credit Facility of $0.6 million and proceeds from the issuance of debt to Caltius of $9.4 million, repayments of notes payable to former shareholders of $0.9 million, $0.2 million in non-controlling interest distributions, and $0.1 million of costs of the shelf registration.

Net cash provided by operating activities was $1.7 million for the three months ended September 30, 2013, compared to net cash used of less than $0.1 million for the three months ended September 30, 2012. The change was principally attributable to increases in our net income, decreases in our accounts receivable, accounts payable and commissions payable, changes to our income tax deposits and payables, changes in our prepaid expenses, deposits, and other assets, and changes in non-cash operating expenses.

Net cash used in investing activities was less than $0.1 million for the three months ended September 30, 2013, compared to net cash used of $0.2 million for the three months ended September 30, 2012. Use of cash for the three months ended September 30, 2013 consisted of the purchase of less than $0.1 million in furniture and equipment. Use of cash for the three months ended September 30, 2012 consisted of $0.2 million of furniture and equipment.

Net cash provided by financing activities was $6.2 million for the three months ended September 30, 2013, compared to net cash provided of $0.8 million for the three months ended September 30, 2012. The cash provided by financing activities for the three months ended September 30, 2013 consisted primarily of proceeds from the credit facility of $8.2 million and the repayment of $2.0 million on the Senior Subordinated Notes. Cash provided by financing activities for the three months ended September 30, 2012 consisted of net proceeds from our credit facility.

We believe that our existing balances of cash and cash equivalents will be sufficient to satisfy our working capital needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with our existing operations over the next 12 months.

Acquisitions

Below are descriptions of recent material acquisitions including a breakdown of consideration paid at closing and future potential earn-out payments. We define “material acquisitions” as those with aggregate potential consideration of $5.0 million or more.

Effective September 1, 2008, we acquired all of the outstanding stock of Adcom Express, Inc. The transaction was valued at up to $11.05 million, consisting of: (i) $4.75 million in cash paid at the closing; (ii) $0.25 million in cash payable shortly after the closing, subject to adjustment, based upon the working capital of Adcom as of August 31, 2008; (iii) up to $2.8 million in four “Tier-1 Earn-Out Payments” of up to $0.7 million each, covering the four year earn-out period through 2012, based upon Adcom achieving certain levels of “Gross Profit Contribution” (as defined in the agreement), payable 50% in cash and 50% in shares of our common stock (valued at delivery date); (iv) a “Tier-2 Earn-Out Payment” of up to a maximum of $2.0 million, equal to 20% of the amount by which the Adcom cumulative Gross Profit Contribution exceeds $16.56 million during the four year earn-out period; and (v) an “Integration Payment” of $1.25 million payable on the earlier of the date certain integration targets are achieved or 18 months after the closing, payable 50% in cash and 50% in our shares of our common stock (valued at delivery date).

Through the final earn-out period of June 30, 2012, the former Adcom shareholders earned a total of $2,318,365 in base earn-out payments. Of this amount, $1,319,195 was paid in cash and $999,170 was settled in stock through the year ended June 30, 2013.

On April 6, 2011, we closed on an Agreement and Plan of Merger (the “DBA Agreement”) pursuant to which we acquired DBA Distribution Services, Inc. (“DBA”), a privately-held New Jersey corporation founded in 1981. At the time of the acquisition DBA serviced a diversified account base including manufacturers, distributors and retailers through a combination of company-owned logistics offices located in Somerset, New Jersey and Los Angeles, California and twenty-four agency offices located across North America. For financial accounting purposes, the transaction was deemed to be effective as of April 1, 2011. The shares of DBA were acquired by the Company via a merger transaction pursuant to which DBA was merged into a newly-formed subsidiary of the Company. The $12.0 million purchase price consisted of $5.4 million paid in cash at closing, the delivery of $4.8 million in Company notes (payable in principal installments of $1.6 million on the anniversary date over the next three years plus interest at a rate of 6.5% per annum) and $1.8 million payable in cash in connection with the achievement of certain integration milestones to be paid within 180 days after the milestones have been achieved; however, no later than the 18th month following the closing. In May 2011, the Company elected to satisfy $2.4 million of the Company notes through the issuance of 1,071,429 shares of the Company’s common stock. The remaining notes payable of $767,091 are payable during the year ending June 30, 2014. The remaining Company notes may be subject to acceleration upon occurrence of a “Corporate Transaction” (as defined in notes), which includes a future sale of DBA or the Company, or certain changes in corporate control.

On December 1, 2011, we acquired substantially all of the assets of Laredo, Texas based ISLA International, Ltd., a privately-held company founded in 1996. At the time of the acquisition, ISLA provided bilingual expertise in both north and south bound cross-border transportation and logistics services to a diversified account base including manufacturers in the automotive, appliance, electronics and consumer packaged goods industries from its strategically-aligned location in Laredo, Texas and will serve as our gateway to the Mexico markets. The transaction was structured as an asset purchase and valued at up to approximately $15.0 million, consisting of: (i) cash of $7.657 million paid at closing; (ii) $1.325 million paid through the issuance of 552,333 shares of our restricted stock on the three-month anniversary of the closing (valued based upon a 30-day volume weighted average price calculated preceding the delivery of the shares); (iii) up to $3.975 million in aggregate “Tier-1 Earn-Out Payments” covering the four-year earn-out period immediately following closing, based upon the acquired ISLA business unit generating a “Modified Gross Profit Contribution” (as defined within the asset purchase agreement) of $6.928 million for each twelve month earn-out period following closing; and (iv) a “Tier-2 Earn-Out Payment” after the fourth anniversary of the closing, equal to 20% of the amount by which the aggregate “Modified Gross Profit Contribution” of the acquired ISLA business unit during the four-year earn-out period exceeds $27.711 million, with such payment not to exceed $2.0 million. The various Tier-1 Earn-Out Payments and the Tier-2 Earn-Out Payment shall be made in a combination of cash and our common stock, as we may, at our sole discretion, elect to satisfy up to 25% of each of the earn-out payments through the issuance of our common stock valued based upon a 30-day volume weighted average price to be calculated preceding the delivery of the shares.

On February 27, 2012, through a wholly-owned subsidiary, RGL, we acquired substantially all of the assets of New York based Brunswicks Logistics, Inc. d/b/a ALBS Logistics Company, a privately-held company founded in 1997. At the time of the acquisition, ALBS provided a full range of domestic and international transportation and logistics services across North America to a diversified account base including manufacturers, distributors and retailers from its strategic international gateway location at New York-JFK airport. The transaction was structured as an asset purchase and valued at up to approximately $7.275 million, consisting of: (i) cash of $2.655 million paid at closing; (ii) $295,000 paid through the issuance of 142,489 shares of our restricted stock on the three-month anniversary of the closing (valued based upon a 30-day volume weighted average price calculated preceding the delivery of the shares); (iii) up to $3.325 million in aggregate “Tier-1 Earn-Out Payments” covering the four-year earn-out period immediately following closing; and (iv) a “Tier-2 Earn-Out Payment” after the fourth anniversary of the closing, with such payment not to exceed $1.0 million.

Our most recent purchase was the October 1, 2013 acquisition of Phoenix, Arizona based On Time. On Time is a privately-held corporation based in Phoenix, Arizona, that offers a dedicated line haul network that it leverages in delivering customized time critical domestic and international logistics solutions. On Time was acquired in a transaction valued at $20 million, consisting of: $7.5 million in cash paid at closing, of which $0.5 million was held back subject to a working capital “true-up” 90 days after closing; 237,320 shares of our common stock which were valued at $0.5 million; $2.0 million in cash payable in four quarterly installments commencing on the 90-day anniversary of the closing; and up to an additional $10.0 million in Tier-1 earn-out amounts payable over the next four years in a combination of cash and our common stock based on the future adjusted EBITDA of the acquired operation. We may, in our sole discretion, elect to satisfy up to 25% of each of the performance-based payments through the issuance of our common stock valued at the time of the payment. In addition, on November 1, 2018, we will pay an additional Tier-2 earn-out amount equal to 50% of the amount, if any, by which the cumulative adjusted EBITDA of all of the prior performance periods exceeds a base targeted amount. We may, in our sole discretion, elect to satisfy up to 50% of such additional Tier-2 payment through the issuance of our common stock valued at the time of payment.

Credit Facility

In August 2013, we obtained a new credit facility, consisting of a $30.0 million revolving credit facility, including a $2.0 million sublimit to support letters of credit that matures on the earlier of: (i) six months prior to the December 1, 2016 maturity of the Senior Subordinated Notes, or (ii) August 9, 2018. The credit facility is collateralized by accounts receivable and other assets of the Company and its subsidiaries. Advances under the facility are available to fund future acquisitions, capital expenditures, repurchase of our stock or for other corporate purposes. Borrowings under the credit facility accrue interest, at our option, at the bank’s base prime rate minus 0.50% or LIBOR plus 2.25%. The rates can be subsequently adjusted based on our fixed charge coverage ratio at the lender’s base rate plus 0.0% to 0.50% or LIBOR plus 1.50% to 2.25%. The credit facility is collateralized by accounts receivable and other assets of the Company and its subsidiaries and provides for advances of up to 85% of eligible domestic accounts receivable and, subject to certain sub-limits, 75% of eligible accrued but unbilled receivables and eligible foreign accounts receivable.

Under the terms of the credit facility, we are required to maintain a fixed charge coverage ratio of at least 1.1 to 1.0 in the event that availability is less than $5.0 million or an event of default was to occur.

The co-borrowers of the credit facility include Radiant Logistics, Inc., Radiant Global Logistics (f/k/a Airgroup Corporation), Radiant Transportation Services, Adcom Express, Inc. (d/b/a Adcom Worldwide), Radiant Customs Services, Inc., DBA (d/b/a Distribution by Air), International Freight Systems (of Oregon), Inc., Radiant Off-Shore Holdings LLC, Green Acquisition Company, Inc. and Radiant Logistics Partners, LLC, or RLP. RLP is owned 40% by RGL and 60% by Radiant Capital Partners, LLC, or RCP, an affiliate of the Company’s Chief Executive Officer. RLP has been certified as a minority business enterprise, and focuses on corporate and government accounts with diversity initiatives. As a co-borrower under the Credit Facility, the accounts receivable of RLP are eligible for inclusion within the overall borrowing base of the Company and all borrowers will be responsible for repayment of the debt associated with advances under the Credit Facility, including those advanced to RLP.

As of September 30, 2013, we had gross availability of $26.0 million, net of advances and letter of credit reserves of approximately $17.4 million for approximately $8.6 million in remaining availability under the Credit Facility to support future acquisitions and our on-going working capital requirements. We expect to structure acquisitions with certain amounts paid at closing, and the balance paid over a number of years in the form of earn-out installments which are payable based upon the future earnings of the acquired businesses payable in cash, stock or some combination thereof. As we continue to execute our acquisition strategy, we will be required to make significant payments in the future if the earn-out installments under our various acquisitions become due. While we believe that a portion of any required cash payments will be generated by the acquired businesses, we may have to secure additional sources of capital to fund the remainder of any cash-based earn-out payments as they become due. This presents us with certain business risks relative to the availability of capacity under our Credit Facility, the availability and pricing of future fund raising, as well as the potential dilution to our stockholders to the extent the earn-outs are satisfied directly, or indirectly, from the sale of equity.

For additional information regarding the credit facility, see Note 6 and Note 14 to our consolidated financial statements contained elsewhere in this prospectus.

Caltius Senior Subordinated Notes

In connection with our acquisition of ISLA, effective as of December 1, 2011, we entered into an investment agreement with Caltius. Under the investment agreement, Caltius provided us with a $10.0 million aggregate principal amount evidenced by the issuance of the Senior Subordinated Notes, the net proceeds of which were primarily used to finance the cash payments due at closing of the ISLA transaction. The Senior Subordinated Notes accrue interest at the rate of 13.5% per annum (the “Accrual Rate”), and must be paid currently in cash on a quarterly basis at a rate of 11.75% per annum (the “Pay Rate”). The outstanding principal balance of the Senior Subordinated Notes will be increased by an amount (the “PIK Amount”) equal to the difference between interest accrued at the Accrual Rate and Interest Accrued at the Pay Rate unless the Company makes an election to pay the PIK Amount in cash. We have exercised our option to pay all PIK in cash. The Senior Subordinated Notes are non-amortizing, with all principal due upon maturity at December 1, 2016.

Under the Caltius financing, we are subject to certain financial covenants, including funded leverage ratio covenants, senior funded leverage ratio covenants and fixed charges ratio covenants. The first financial covenant limits our ratio of “Funded Debt” (as defined therein) to consolidated EBITDA (as adjusted) and measured on a rolling four quarter basis to 4.00 to 1, reducing to 3.75 to 1 at March 31, 2014 and 3.50 to 1 at March 31, 2015. The second financial covenant limits our ratio of Senior Debt (defined as amounts borrowed from BofA and the Senior Subordinated Notes) to consolidated EBITDA (as adjusted) and measured on a rolling four quarter basis to 3.50 to 1, reducing to 3.25 to 1 on March 31, 2014 and 3.00 to 1 on March 31, 2015. The third financial covenant requires that we maintain a basic fixed charge coverage ratio of at least 1.05 to 1.0.

We intend to prepay all of the outstanding senior subordinated notes from the proceeds of this offering. Caltius has agreed to accept such prepayment without any prepayment penalty or charge and thereupon the senior subordinated notes will terminate (and all restrictions and obligations thereunder, including the prohibition on payment of dividends and other financial and restrictive covenants and consent rights, will terminate, other than redemption rights under an investor rights agreement). See Description of Capital Stock—Registration and Redemption Rights. We will remain obligated to redeem such shares following the repayment of the Caltius notes.

In connection with the Caltius financing, we also issued 500,000 restricted shares our common stock to Caltius. Under the investor rights agreement with Caltius, Caltius has the right to cause us to redeem their shares at the then appraised fair market value if (subject to certain notice and cure periods) if: (a) our shares of common stock are no longer listed and registered, quoted or eligible for quotation, on an exchange or automated quotation system; (b) we have been unable to timely file all periodic reports required by the Securities Exchange Act of 1934; and (c) we have otherwise been unable to satisfy our registration rights requirements regarding Caltius’ shares.

For additional information regarding the Caltius financing, see Note 6 to our consolidated financial statements contained elsewhere in this report.

Given our continued focus on the build-out of our network of agency locations, we believe that our current working capital and anticipated cash flow from operations are adequate to fund existing operations for the next 12 months. However, continued growth through strategic acquisitions, will require additional sources of financing as our existing working capital is not sufficient to finance our operations and an acquisition program. Thus, our ability to finance future acquisitions will be limited by the availability of additional capital. We may, however, finance acquisitions using our common stock as all or some portion of the consideration. In the event that our common stock does not attain or maintain a sufficient market value or potential acquisition candidates are otherwise unwilling to accept our securities as part of the purchase price for the sale of their businesses, we may be required to utilize more of our cash resources, if available, in order to continue our acquisition program. If we do not have sufficient cash resources through either operations or from debt facilities, our growth could be limited unless we are able to obtain such additional capital.

Off Balance Sheet Arrangements

As of June 30, 2013, we did not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which had been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Recent Accounting Pronouncements

Not Applicable.

BUSINESS

Company Overview

We are a non-asset based transportation and logistics services company providing customers domestic and international freight forwarding services through a network of Company-owned and independent agent offices operating under the Radiant, Airgroup, Adcom, DBA and On Time network brands. We also offer an expanding array of value added supply chain management services, including customs and property brokerage, order fulfillment, inventory management and warehousing.

Through our operating locations across North America, we offer domestic and international air, ocean and ground freight forwarding to a large and diversified account base consisting of manufacturers, distributors and retailers. Our primary business operations involve arranging the shipment of materials, products, equipment and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS. We provide a wide range of value-added logistics solutions to meet customers’ specific requirements for transportation and related services, including arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems.

Our value-added logistics solutions are provided through our multi-brand network of Company-owned and independent agent offices, using a network of independent air, ground and ocean carriers and international operating partners strategically positioned around the world. We create value for our customers and independent agents through, among other things, our customized logistics solutions, global reach, brand awareness, purchasing power, and infrastructure benefits, such as centralized back-office operations, and advanced transportation and accounting systems.

We generated transportation revenue of $310.8 million and net transportation revenue of $88.4 million for the year ended June 30, 2013, as compared to transportation revenue of $297.0 million and net transportation revenue of $84.7 million for the year ended June 30, 2012. We generated adjusted EBITDA of $10.7 million for the year ended June 30, 2013, as compared to adjusted EBITDA of $7.5 million for the year ended June 30, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of EBITDA and Adjusted EBITDA to net income.

We continue to reflect positive financial trends in our first quarter of fiscal year 2014 as our net income attributable to our common stockholders increased 171.0% to $1.1 million on $76.7 million of revenue, compared to net income of $0.4 million on $79.1 million of revenue for the comparable prior year period. Adjusted EBITDA for the three months ended September 30, 2013 increased 23.5% to $3,096,000 compared to adjusted EBITDA of $2,506,000 for the three months ended September 30, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of EBITDA and Adjusted EBITDA to net income.

Operations

Through our operating locations across North America, we offer domestic and international air, ocean and ground freight forwarding for shipments that are generally larger than shipments handled by integrated carriers of primarily small parcels such as FedEx, DHL and UPS. Our revenues are generated from a number of diverse services, including air freight forwarding, ocean freight forwarding, logistics and other value-added services.

Our primary business operations involve obtaining shipment or material orders from customers, creating and delivering a wide range of logistics solutions to meet customers’ specific requirements for transportation and related services, and arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. These logistics solutions include domestic and international freight forwarding and door-to-door delivery services using a wide range of transportation modes, including air, ocean and truck. As a non-asset based provider we do not own the transportation equipment used to transport the freight. We expect to neither own nor operate any aircraft and, consequently, place no restrictions on delivery schedules or shipment size. We arrange for transportation of our customers’ shipments via commercial airlines, air cargo carriers, and other asset and non-asset based third-party providers. We select the carrier for a shipment based on route, departure time, available cargo capacity and cost. We charter cargo aircraft from time to time depending upon seasonality, freight volumes and other factors. We generate our gross margin as the difference between what we charge to our customers for the services provided to them, and what we pay to the transportation providers to transport the freight.

As we continue to grow and scale the business, we are developing density in our trade lanes which creates opportunities for us to more efficiently source and manage our transportation capacity. In pursuing this opportunity, we recently launched an organic initiative to offer truck brokerage capabilities through our wholly owned subsidiary, Radiant Transportation Services, in an effort to internalize a portion of our purchased transportation expenditures with unaffiliated truck brokers and expand the margin characteristics of our existing business. Our recent acquisition of On Time was an extension of this strategy, which internalized an airport to airport line haul network that gives us even greater flexibility to maximize the margin characteristic of the freight under our control. We believe that access to On Time’s dedicated line haul network will provide transportation capacity to our other operating locations across North America and serve not only as a catalyst for margin expansion in our existing business but also as a competitive differentiator in the marketplace to help us secure new customers and attract additional agent stations to our network.

Information Services

The regular enhancement of our information systems and ultimate migration of acquired companies and additional agency locations to a common set of back-office and customer facing applications is a key component of our growth strategy. We believe that the ability to provide accurate real-time information on the status of shipments has become increasingly important and that our efforts in this area will result in competitive service advantages. In addition, we believe that centralizing our transportation management system (rating, routing, tender and financial settlement processes) will drive significant productivity improvement across our network.

We use a web-enabled third-party freight forwarding software (Cargowise) that is integrated to our third-party accounting system (SAP). These systems combine to form the foundation of our supply-chain technologies, which we call “Globalvision”, and which provides us with a common set of back-office operating, accounting and customer facing applications used across our network. We have and will continue to assess technologies obtained through our acquisition strategy and expect to develop a “best-of-breed” solution set using a combination of owned and licensed technologies. This strategy will require the investment of significant management and financial resources to deliver these enabling technologies.

Sales and Marketing

We principally market our services through our network of company-owned and independent agent offices located across North America. Each office is staffed with operational employees to provide support for the sales team, develop frequent contact with the customer’s traffic department, and maintain customer service. Our current network is predominantly represented by independent agent offices that rely on us for operating authority, technology, sales and marketing support, access to working capital, our carrier network, and collective purchasing power. Through the agency relationship, the agent has the ability to focus on the operational and sales support aspects of the business without diverting costs or expertise to the structural aspect of its operations, providing the agent with the regional, national and global brand recognition that they would not otherwise be able to achieve by solely serving their local market. We have no customers or agency locations that separately account for more than 10% of our consolidated revenues, although we do have a number of significant customers and agency locations with volume and stature, the loss of one or more of which could negatively impact our ability to retain and service our customers.

Research and Development

During the past two years, we have not spent any material amount on research and development activities.

Competition and Business Conditions

The logistics business is directly impacted by the volume of domestic and international trade. The volume of such trade is influenced by many factors, including economic and political conditions in the United States and abroad, major work stoppages, exchange controls, currency fluctuations, acts of war, terrorism and other armed conflicts, United States and international laws relating to tariffs, trade restrictions, foreign investments and taxation.

The global transportation and logistics services industry is intensively competitive and is expected to remain so for the foreseeable future. We will compete against other domestic and international freight forwarders, as well as integrated logistics companies, transportation services companies, consultants, information technology vendors and shippers’ transportation departments. This competition is based primarily on rates, quality of service (such as damage-free shipments, on-time delivery and consistent transit times), reliable pickup and delivery and scope of operations. Certain of our competitors have substantially greater financial resources than we do. However, we believe our access to On Time’s dedicated line haul network will serve as a catalyst for margin expansion in our existing business and a competitive differentiator in the marketplace to help us secure new customers and attract additional agent stations to our network.

Regulation

Interstate and international transportation of freight is highly regulated. Failure to comply with applicable state and federal regulations, or to maintain required permits or licenses, can result in substantial fines or revocation of operating permits or authorities imposed on both transportation intermediaries and their shipper customers. We cannot give assurance as to the degree or cost of future regulations on our business. Some of the regulations affecting our current and prospective operations are described below.

Air freight forwarding operations are subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act as enforced by the Federal Aviation Administration of the U.S. Department of Transportation, and the Transportation Security Administration of the Department of Homeland Security. While air freight forwarders are exempted from most of the Federal Aviation Act’s requirements by the Economic Aviation Regulations, the industry is subject to ongoing regulatory and legislative developments that can impact the economics of the industry by requiring changes to operating practices or influencing the demand for, and the costs of, providing services to customers.

Surface freight forwarding operations are subject to various state and federal statutes, and are regulated by the Federal Motor Carrier Safety Administration of the U.S. Department of Transportation and, to a very limited extent, the Surface Transportation Board. These federal agencies have broad investigatory and regulatory powers, including the power to issue a certificate of authority or license to engage in the business, to approve specified mergers, consolidations and acquisitions, and to regulate the delivery of some types of domestic shipments and operations within particular geographic areas.

The Federal Motor Carrier Safety Administration also has the authority to regulate interstate motor carrier operations, including the regulation of certain rates, charges and accounting systems, to require periodic financial reporting, and to regulate insurance, driver qualifications, operation of motor vehicles, parts and accessories for motor vehicle equipment, hours of service of drivers, inspection, repair, maintenance standards and other safety related matters. The federal laws governing interstate motor carriers have both direct and indirect application to the Company. The breadth and scope of the federal regulations may affect our operations and the motor carriers that are used in the provisioning of the transportation services. In certain locations, state or local permits or registrations may also be required to provide or obtain intrastate motor carrier services.

The Federal Maritime Commission, or FMC, regulates and licenses ocean forwarding operations. Non-vessel operating common carriers are subject to FMC regulation, under the FMC tariff filing and surety bond requirements, and under the Shipping Act of 1984, particularly those terms proscribing rebating practices.

United States customs brokerage operations are subject to the licensing requirements of the Bureau of Customs and Border Protection of the Department of Homeland Security. As we broaden our capabilities to include customs brokerage operations, we will be subject to regulation by the Bureau of Customs and Border Protection. Likewise, any customs brokerage operations must also be licensed in and subject to the regulations of countries into which freight is imported.

Personnel

As of the date of this prospectus, we had 248 employees, of which 235 are full time. None of these employees are covered by a collective bargaining agreement. We have experienced no work stoppages and consider our relations with our employees to be good.

Legal Proceedings

Dispute regarding payments owed by customer

Distribution By Air, a wholly-owned subsidiary of Radiant Logistics, Inc., has a local station that provided services to Cooper Wiring Devices, Inc. during the summer of 2011. The services involved the delivery of thousands of displays to Lowes Home Improvement stores around the U.S. The services were high value because of the tight schedule for deliveries, the small delivery windows and the high volume of shipments in a compressed period of time. There was no rate agreement in place before the project began. Cooper Wiring Devices paid for 575 shipments during the period of time the project was going on. After the project ended, Cooper Wiring Devices refused to pay for any more shipments, claiming that the rates were too high. Distribution by Air sued Cooper in December 2011. Discovery took place from March to September 2012. Distribution by Air filed for summary judgment in October 2012. In September 2013, the Court denied Distribution By Air’s motion and the suit is proceeding to trial. Distribution by Air claims roughly $890,000 in principal and interest and attorney fees of over $400,000.

Dispute emanating from account acquisition of DBA

In December 2012, we recovered an award in arbitration against the former shareholders of DBA. The award arose out of a prior arbitration action against the former shareholders of DBA in which we asserted, among others, certain claims for indemnification under the Agreement and Plan of Merger, or the DBA Agreement, dated March 29, 2011, based upon breaches that we believe occurred under the DBA Agreement. These breaches included, among others, the breach of certain non-competition and non-solicitation covenants by Paul Pollara, one of the DBA selling shareholders, and Bretta Santini Pollara, a former DBA employee and wife of Mr. Pollara.

In a related matter, in December 2011, Ms. Pollara filed a claim for declaratory relief against us seeking an order stipulating that she is not bound by the non-compete covenant contained within the DBA Agreement signed by her husband, Mr. Pollara. On January 23, 2012, we filed a counterclaim against Ms. Pollara, her company Santini Productions, Daniel Reffner (a former employee of the Company now working for Ms. Pollara), and Oceanair, Inc. (a company doing business with Santini Productions). Our counterclaim alleges claims for statutory and common law misappropriation of trade secrets, breach of duty of loyalty, and unfair competition, and seeks damages in excess of $500,000. Following certain procedural motions, two of our wholly-owned subsidiaries, DBA and RGL, intervened and filed a Second Amendment Counterclaim in the lawsuit. After further procedural matters were addressed, the claims that remain at issue are: (1) DBA’s statutory trade secret misappropriation claim against Ms. Pollara, Santini Productions, and Oceanair; (2) RGL’s and DBA’s claims for interference with contractual relations against Oceanair; and (3) RGL’s and DBA’s claim for inducement to breach contract against Oceanair. The parties are awaiting a trial date.

Wage and hour claims recently asserted against our subsidiaries

On October 25, 2013, plaintiff Ingrid Barahona filed a purported class action lawsuit in the Los Angeles County Superior Court, case # BC525802, against Radiant Global Logistics, Inc. and its subsidiary, DBA Distribution Services, Inc. (collectively, the “Company Defendants”), as well as a series of unrelated third party employee staffing businesses (collectively, the “Staffing Defendants”). In the lawsuit, Ms. Barahona seeks penalties under California law, alleging, on an unsubstantiated basis, that she and putative, yet unnamed class members, were the subject of unfair and unlawful business practices, including certain wage and hour violations relating to, among others, failure to provide certain rest and meal periods, as well as failure to pay minimum wages and overtime. The case is in a preliminary stage, as among other matters, the Complaint has not yet been served on the Company Defendants. If and when formal service of process is made and the matter formally commenced, we intend to vigorously defend against these allegations as, based upon our preliminary evaluation of applicable payroll records and legal standards, we do not believe that the named Plaintiff has raised a cause of action for which relief is available or appropriate. While we remain doubtful that Plaintiff can substantiate a material cause of action as against the Company Defendants, since this case is still in the very early stages of litigation, we can offer no assurances as to the final disposition of the matter since the Plaintiff has yet to provide any substantiation of her alleged claims or the claims being asserted on behalf of the yet unnamed class of co-defendants. Thus, our evaluation of the matter may be subject to change as we evaluate further facts, if and as they arise.

Other than as described above, we are not involved in any material lawsuits or claims arising out of the normal course of our business. We have insurance policies to cover general liability and workers compensation related claims. In our opinion, the ultimate amount of liability not covered by insurance under pending litigation and claims, if any, will not have a material adverse effect on our financial position, operating results or cash flows.

Mine Safety Disclosures

Not applicable.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers and directors. Each of the executive officers will serve until his or her successor is appointed by our Board of Directors or such executive officer’s earlier resignation or removal. Each of the directors will serve until the next annual meeting of stockholders or such director’s earlier resignation or removal.

Name	Age	Position
Bohn H. Crain	49	Chief Executive Officer and Chairman of the Board of Directors
Stephen P. Harrington	56	Director
Jack Edwards	68	Director
Todd E. Macomber	49	Senior Vice President & Chief Financial Officer
Robert L. Hines Jr.	54	Senior Vice President & General Counsel
Daniel Stegemoller	59	Senior Vice President & Chief Operating Officer of Radiant Global Logistics, Inc.

Board of Directors

We believe that our Board should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe that experience, qualifications, or skills in the following areas are most important: accounting and finance; strategic planning; logistics and operations, human resources and development practices; and board practices of other corporations. These areas are in addition to the personal qualifications described in this section. We believe that all of our current Board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each Board member in the individual biographies below. The principal occupation and business experience, for at least the past five years, of each current director is as follows:

Bohn H. Crain, 49, has served as our Chief Executive Officer and Chairman of our Board of Directors since October 2005. Mr. Crain brings nearly 20 years of industry and capital markets experience in transportation and logistics. Since January 2005, Mr. Crain has served as the Managing Member of Radiant Capital Partners, LLC, an entity he formed to execute a consolidation strategy in the transportation/logistics sector. Prior to founding Radiant, Mr. Crain served as the executive vice president and the chief financial officer of Stonepath Group, Inc. from January 2002 until December 2004. In 2001, Mr. Crain served as the executive vice president and Chief Financial Officer of Schneider Logistics, Inc., a third-party logistics company, and from 2000 to 2001 he served as the Vice President and Treasurer of Florida East Coast Industries, Inc., a public company engaged in railroad and real estate businesses listed on the New York Stock Exchange. Between 1989 and 2000, Mr. Crain held various vice president and treasury positions for CSX Corp., and several of its subsidiaries, a Fortune 500 transportation company listed on the New York Stock Exchange. He also serves on the Board of Trustees for Eastside Preparatory School in Bellevue, Washington. Mr. Crain earned a Bachelor of Arts in Business Administration with and emphasis in Accounting from the University of Texas. As a result of these and other professional experiences, Mr. Crain possesses particular knowledge and experience in logistics management, industry trends, business operations and accounting that strengthen the Board’s collective qualifications, skills, and experience.

Stephen P. Harrington, 56, was appointed as a director in October 2007. Mr. Harrington is currently self-employed as a business consultant and strategic advisor. He served as the Chairman, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of Zone Mining Limited, a publicly-traded Nevada corporation, from August 2006 until January 2007. Mr. Harrington graduated with a B.S. from Yale University in 1980. As a result of these and other professional experiences, Mr. Harrington possesses particular knowledge and experience in corporate governance and financial management that strengthen the Board’s collective qualifications, skills, and experience.

Jack Edwards, 68, was appointed as a director in December 2011. Mr. Edwards is an independent business executive who since 2002 has been providing strategic, investment and operational advisory services to a broad range of corporate and private equity clients and boards. From 2001 through 2002, he was the President and Chief Executive Officer of American Medical Response, Inc., a provider of private ambulatory services. Prior to this, Mr. Edwards served as the President and Chief Executive Officer at a variety of logistics and freight-forwarding companies, including Danzas Corporation and ITEL Transportation Group. Previously he held senior executive positions at Circle International, American President Lines and The Southern Pacific Transportation Company. Mr. Edwards has served as a director of several publicly-held corporations, including Laidlaw Inc. (NYSE), ITEL Corp. (NYSE) and Sun Gro Horticulture Canada Ltd. (TSX) where he served as Chairman of the Board. Mr. Edwards currently serves as a director for Adelante Media Group and Zonar Systems. Mr. Edwards received a Bachelor of Science in Food Science and Technology from the University of California, Davis, and a Masters of Business Administration in Marketing from the University of Oregon. As a result of these and other professional experiences, Mr. Edwards possesses particular knowledge and experience in the transportation and logistics industry, along with business combinations and financial management, that strengthen the Board’s collective qualifications, skills, and experience.

Executive Officers

Todd E. Macomber, 49, has served as our Senior Vice President and Chief Financial Officer since March 2011, as our Senior Vice President and Chief Accounting Officer since August 2010, and as our Vice President and Corporate Controller since December 2007. Prior to joining us, Mr. Macomber served as Senior Vice President and Chief Financial Officer of Biotrace International, Inc., a subsidiary of Biotrace International PLC, an industrial microbiology company listed on the London Stock Exchange. Mr. Macomber earned a Bachelor of Arts, emphasis in Accounting from Seattle University.

Robert L. Hines, Jr., 54, became our Senior Vice President, General Counsel and Secretary in May 2013. Prior to joining us, Mr. Hines, from 2004 to 2013, served as Managing/Principal Attorney for T-Mobile USA, Inc., the nation’s fourth largest telecommunications carrier, where he supported machine-to-machine (IoT) sales, federal government sales, and multinational sales initiatives. Prior to that, he served in a variety of legal roles, including serving as the General Counsel and Secretary of Multiple Zones International (NASDAQ). He earned a Bachelor of Arts degree from the University of North Carolina at Chapel Hill and a Juris Doctor and Masters of Business Administration from Vanderbilt University.

Dan Stegemoller, 59, has served as Senior Vice President and Chief Operating Officer of our subsidiary, Radiant Global Logistics, Inc. since August 2007, and previously held the position of Vice President, beginning November 2004, prior to the Company’s acquisition of Airgroup. He has over 35 years of experience in the transportation industry. Prior to joining Airgroup, from 1973 through 1983, he served in numerous supervisory and management positions at FedEx. From 1983 through 2004, Mr. Stegemoller served in a variety of roles including Vice President of Customer Service managing a call center for Purolator/Emery Air/CF Airfreight, Director of Customer Service for First Data/American Express, Regional Director for Towne Air Freight, Senior Vice President of National Account Sales for Forward Air, a high-service level contractor to the air cargo industry.

CORPORATE GOVERNANCE

Information Concerning the Board of Directors and Certain Committees

The Board of Directors currently consists of three directors, two of whom the Board of Directors has determined are independent within the meaning of Section 803 of the NYSE-MKT Company Guide. The independent directors are Messrs. Edwards and Harrington. The Board of Directors held eight formal meetings during the 2013 fiscal year. Each of the directors attended at least 75% of all meetings of the Board of Directors and committees on which they served during 2013. The Board of Directors does not have a formal policy governing director attendance at its annual meeting of stockholders.

The standing committee of the Board of Directors is the Audit and Executive Oversight Committee, which was formed in 2012. The Audit and Executive Oversight Committee fulfills the audit, compensation and nominating committee functions. Prior to the formation of the Audit and Executive Oversight Committee, we had a separately standing audit committee and the independent members of the Board fulfilled the compensation and nominating committee functions. The purpose of the Audit and Executive Oversight Committee is to oversee (i) the integrity of our financial statements and disclosures, (ii) our compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of our independent auditing firm (the “External Auditor”), (iv) the performance of our internal audit function and External Auditors, (v) our internal control systems, (vi) our procedures for monitoring compliance with our Code of Business Conduct and Ethics, (vii) our director nomination process and procedures, and (viii) the review and determination of matters of executive compensation.

Audit and Executive Oversight Committee: The Audit and Executive Oversight Committee held three formal meetings during 2013. The members of the Audit and Executive Oversight Committee are Messrs. Edwards and Harrington.

The Board of Directors has determined that each member of the Audit and Executive Oversight Committee meets the independence standards set forth in Rule 10A-3 promulgated under the Exchange Act and the independence standards set forth in the NYSE-MKT Company Guide. The Board of Directors has determined that Mr. Edwards qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated under the Exchange Act.

The Audit and Executive Oversight Committee operates under a written charter that is reviewed annually. The charter is available on our website at www.radiantdelivers.com. Under the charter, the Audit and Executive Oversight Committee is required to pre-approve the audit and non-audit services to be performed by our independent registered public accounting firm.

Code of Ethics: We have adopted a Code of Ethics that applies to all employees including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics is designed to deter wrongdoing and promote: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and (v) accountability for adherence to the code. Our Code of Ethics is available on our website at www.radiantdelivers.com, and may be obtained without charge upon written request directed to Attn: Human Resources, Radiant Logistics, Inc., 405 114th Avenue SE, Third Floor, Bellevue, Washington 98004.

Compensation Committee Function of the Audit and Executive Oversight Committee: We do not have a standing Compensation Committee. The Audit and Executive Oversight Committee fulfills the compensation committee functions. The Audit and Executive Oversight Committee reviews the compensation philosophy, strategy of the Company and consults with the Chief Executive Officer, as needed, regarding the role of our compensation strategy in achieving our objectives and performance goals and the long-term interests of our stockholders. The Audit and Executive Oversight Committee has direct responsibility for approving the compensation of the Chief Executive Officer, and makes recommendation to the Board with respect to our other executive officers. The term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Exchange Act.

Our Chief Executive Officer sets the compensation of anyone whose compensation is not set by the Board and reports to the Board regarding the basis for any such compensation if requested by it.

The Audit and Executive Oversight Committee may retain compensation consultants, outside counsel and other advisors as the Board deems appropriate to assist it in discharging its duties. The Board has not currently retained any outside advisor.

Nominating Committee Function of the Audit and Executive Oversight Committee: The Audit and Executive Oversight Committee functions as a nominating committee. The Audit and Executive Oversight Committee identifies and recommends to the Board individuals qualified to be nominated for election to the Board and recommends to the Board the members and Chairperson for each Board committee.

Director Compensation

We pay our non-employee directors $3,000 per month for each month of Board service. We reimburse our directors for reasonable travel and other reasonable expenses incurred in connection with attending the meetings of the Board.

Name(1)	Year	Fees earned or paid in cash ($)(2)	Option Awards ($)(3)		Total ($)
Stephen P. Harrington	2013	36,000	—		36,000
	2012	36,000	127,242	(4)	163,242
Jack Edwards	2013	36,000	—		36,000
	2012	19,500	152,276	(5)	171,776

(1)	Mr. Crain has been omitted from the above table because he does not receive any additional compensation for serving on our Board of Directors.
(2)	Consists of a payment of $3,000 per month of Board service. Mr. Edwards was appointed to the Board on December 14, 2011, and received a prorated amount ($1,500) of the monthly fee in December 2011.
(3)	Represents the grant date fair value of the award, calculated in accordance with FASB Accounting Standard Codification 718, “Compensation — Stock Compensation,” or ASC 718. A summary of the assumptions made in the valuation of these awards is provided under Note 11 to our financial statements included in its Annual Report on Form 10-K for the year ended June 30, 2013.
(4)	Mr. Harrington was granted an option to purchase 100,000 shares on October 31, 2011 at an exercise price $2.36 per share. The option vests in equal annual installments over a five year period commencing on the date of the grant and has a term of ten years.
(5)	Mr. Edwards was granted an option to purchase 100,000 shares on December 19, 2011 at an exercise price $2.35 per share. The option vests in equal annual installments over a five year period commencing on the date of the grant and has a term of ten years.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned by our principal executive officer, our principal financial officer, and each of our two most highly compensated executive officers other than the principal executive officer and principal financial officer whose compensation exceeded $100,000 (collectively, the “Named Executive Officers”), during the years ended June 30, 2013 and 2012.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		Nonequity Incentive Plan Compensation ($)(2)	All other compensation ($)		Total ($)
Bohn H. Crain, Chief Executive Officer	2013	325,000				12,853	(3)	29,704	(4)	83,003	161,308	(5)	611,868
	2012	325,000		250	(6)	—		13,622	(7)	64,174	196,621	(8)	599,667

Dan Stegemoller, Senior Vice President and Chief Operating Officer of Radiant Global Logistics, Inc.	2013	200,000				6,768	(9)	10,732	(10)	34,962	18,273	(11)	270,735
	2012	200,000		250	(6)	—		5,080	(12)	28,126	14,488	(13)	247,944

Todd E. Macomber, Senior Vice President and Chief Financial Officer	2013	200,000				5,594	(14)	10,654	(15)	34,721	18,263	(16)	269,232
	2012	178,317		250	(6)	—		4,358	(17)	36,778	15,245	(18)	234,948

Robert L. Hines, Jr., Senior Vice President, General Counsel and Secretary	2013	31,154	(19)	—		—		299,588	(20)	—	1,500	(21)	332,242
		—		—		—		—		—	—		—

Alesia Pinney, Former	2013	172,509	(22)	20,000	(23)	—		94,987	(24)	32,802	13,816	(25)	334,114
Senior Vice President,	2012	26,538	(22)	4,000	(23)	—		183,893	(26)	—	1,500	(27)	215,931
General Counsel and
Secretary

(1)	Represents the grant date fair value of the award, calculated in accordance with FASB Accounting Standard Codification 718, “Compensation — Stock Compensation,” or ASC 718. A summary of the assumptions made in the valuation of these awards is provided under Note 11 to our financial statements included in its Annual Report on Form 10-K for the year ended June 30, 2013.
(2)	Consists entirely of a bonus awarded pursuant to a Management Incentive Compensation Plan, which is described in more detail under the subheading “Management Incentive Compensation Plan” below.
(3)	Consists of restricted stock awards of 4,222 and 3,712 shares of our common stock granted on August 30, 2012 with a fair market value of $1.62 per share. The award for 4,222 shares vests in equal installments on November 19, 2011, 2012, 2013, 2014 and 2015. The award for 3,712 shares vests in equal installments on October 31, 2012, 2013, 2014, 2015 and 2016.
(4)	Consists of options to purchase 6,679, 7,936, 5,358 and 7,473 shares of our common stock, respectively, at exercise prices of $1.75, $1.53, $1.79, and $1.95 per share, respectively. The foregoing options were granted on September 25, 2012, November 12, 2012, February 11, 2013, and May 13, 2013, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant.
(5)	Consists of $12,000 for an automobile allowance, $730 for Company-provided life & disability insurance premiums, and $8,578 for Company 401(k) match. Also includes $138,000 representing the distributed share of earnings attributed to RCP. For more information, see the section entitled “Certain Relationships and Transactions with Related Persons” below.
(6)	Consists of a holiday bonus.
(7)

Consists of options to purchase 2,041, 1,791, 2,195 and 4,626 shares of our common stock, respectively, at exercise prices of $2.36, $2.40, $2.30, and $2.00 per share, respectively. The foregoing options were granted on October 31, 2011, December 22, 2011, March 16, 2012, and May 16, 2012, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant.
(8)	Consists of $12,000 for an automobile allowance, $730 for Company-provided life & disability insurance premiums, and $9,891 for Company 401(k) match. Also includes $174,000 representing the distributed share of earnings attributed to RCP. For more information, see the section entitled “Certain Relationships and Transactions with Related Persons” above.
(9)	Consists of restricted stock awards of 2,246 and 1,932 shares of our common stock granted on August 30, 2012 with a fair market value of $1.62 per share. The award for 2,246 shares vests in equal installments on November 19, 2011, 2012, 2013, 2014 and 2015. The award for 1,932 shares vests in equal installments on October 31, 2012, 2013, 2014, 2015 and 2016.
(10)	Consists of options to purchase 2,466, 2,930, 1,554 and 2,956 shares of our common stock, respectively, at exercise prices of $1.75, $1.53, $1.79, and $1.95 per share, respectively. The foregoing options were granted on September 25, 2012, November 12, 2012, February 11, 2013, and May 13, 2013, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant.
(11)	Consists of $9,000 for an automobile allowance, $730 for Company-provided life & disability insurance premiums, and $8,543 for Company 401(k) match.
(12)	Consists of options to purchase 793, 661, 811, and 1,708 shares of our common stock, respectively, at exercise prices of $2.36, $2.40, $2.30, and $2.00 per share, respectively. The foregoing options were granted on October 31, 2011, December 22, 2011, March 16, 2012, and May 16, 2012, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant.
(13)	Consists of $9,000 for an automobile allowance, $730 for Company-provided life & disability insurance premiums, and $4,758 for Company 401(k) match.
(14)	Consists of restricted stock awards of 1,773 and 1,680 shares of our common stock granted on August 30, 2012 with a fair market value of $1.62 per share. The award for 1,773 shares vests in equal installments on November 19, 2011, 2012, 2013, 2014 and 2015. The award for 1,680 shares vests in equal installments on October 31, 2012, 2013, 2014, 2015 and 2016.
(15)	Consists of options to purchase 2,466, 2,930, 1,802 and 2,661 shares of our common stock, respectively, at exercise prices of $1.75, $1.53, $1.79, and $1.95 per share, respectively. The foregoing options were granted on September 25, 2012, November 12, 2012, February 11, 2013, and May 13, 2013, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant.
(16)	Consists of $9,000 for an automobile allowance, $730 for Company-provided life & disability insurance premiums, and $8,533 for Company 401(k) match.
(17)	Consists of options to purchase 625, 579, 709, and 1,495 shares of our common stock, respectively, at exercise prices of $2.36, $2.40, $2.30, and $2.00 per share, respectively. The foregoing options were granted on October 31, 2011, December 22, 2011, March 16, 2012, and May 16, 2012, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant.
(18)	Consists of $9,000 for an automobile allowance, $730 for Company-provided life & disability insurance premiums, and $5,515 for Company 401(k) match.
(19)	Mr. Hines was hired as our Senior Vice President, General Counsel and Secretary on May 6, 2013. The salary set forth in the Summary Compensation Table consists of the prorated portion of his $200,000 annual base salary.
(20)	Consists of an option to purchase 250,000 shares of our common stock at an exercise price of $1.96 per share. The option was granted on May 6, 2013 and vests in equal annual installments over a five year period commencing on the date of grant.
(21)	Consists of $1,500 for an automobile allowance.
(22)	Ms. Pinney was hired as our Senior Vice President, General Counsel and Secretary on May 14, 2012 and resigned effective April 26, 2013. The salary set forth in the Summary Compensation Table consists of the prorated portion of her $200,000 annual base salary.
(23)	Ms. Pinney received a signing bonus on May 14, 2012 of $24,000, payable in 12 equal installments. The bonus set forth in the Summary Compensation Table consists of the prorated portion of her signing bonus.

(24)	Consists of options to purchase 1,233, 2,930, 100,000 and 2,140 shares of our common stock, respectively, at exercise prices of $1.75, $1.53, $1.43, and $1.79 per share, respectively. The foregoing options were granted on September 25, 2012, November 12, 2012, November 13, 2012, and February 11, 2013, respectively, and they each vest in equal annual installments over a five year period commencing on the date of the grant. The options were forfeited upon Ms. Pinney’s resignation.
(25)	Consists of $7,500 for an automobile allowance, $608 for Company-provided life & disability insurance premiums, and $5,708 for Company 401(k) match. The 401(k) match was forfeited upon Ms. Pinney’s resignation.
(26)	Consists of an option to purchase 150,000 shares of our common stock at an exercise price of $2.00 per share. The option was granted on May 14, 2012 and vests in equal annual installments over a five year period commencing on the date of grant. The option was forfeited upon Ms. Pinney’s resignation.
(27)	Consists of $1,500 for an automobile allowance.

Narrative Disclosure to Summary Compensation Table

Below is a description of the employment agreements with, and the equity awards issued to, the named executive officers.

Employment Contracts of Named Executive Officers

On January 13, 2006, we entered into an employment agreement (the “Crain Employment Agreement”) with Bohn H. Crain to serve as our Chief Executive Officer. On June 11, 2011, we and Mr. Crain, entered into a Letter Agreement for the purpose of amending the Crain Employment Agreement to (1) extend Mr. Crain’s Employment Agreement through December 31, 2016, (2) increase the renewal periods of the Crain Employment Agreement from one to three years, and (3) increase Mr. Crain’s base salary.

The Crain Employment Agreement (as amended) provides for an annual base salary of $325,000, a performance bonus of up to 50% of the base salary based upon the achievement of certain target objectives, and a discretionary merit bonus that can be awarded at the discretion of our Board of Directors. We may terminate the Crain Employment Agreement at any time for cause. If we terminate the Crain Employment Agreement due to Mr. Crain’s disability, Mr. Crain’s unvested options shall immediately vest and we must continue to pay Mr. Crain for an additional one year period his base salary and pro-rated bonuses as well as fringe benefits, including participation in pension, profit sharing and bonus plans as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement. If Mr. Crain terminates the Crain Employment Agreement for good reason or we terminate for any reason other than for cause, Mr. Crain’s unvested options shall immediately vest and we must continue to pay Mr. Crain for the remaining term of the Crain Employment Agreement his base salary and the greater of the most recent bonus or target bonus as well as fringe benefits. The Crain Employment Agreement contains standard and customary non-solicitation, non-competition, work made for hire, and confidentiality provisions.

For a discussion of the termination provisions of the Crain Employment Agreement, see “Executive Compensation — Other Post-Employment Compensation and Change in Control Payments.”

In May 2012, we entered into new employment agreements with Dan Stegemoller, Chief Operating Officer of our subsidiary, Radiant Global Logistics, Inc. and Todd Macomber, our Chief Financial Officer, and adopted a new Management Incentive Compensation Plan. The employment agreements were adopted in order to standardize employment arrangements for Messrs. Stegemoller and Macomber, as existing key members of our management team. Pursuant to the new employment agreements, Messrs. Stegemoller and Macomber are each entitled to annual base compensation of $200,000, subject to annual review. The employment agreements confirm, but make no modifications or additions to, the existing stock option agreements between the Company and Messrs. Stegemoller and Macomber.

In May 2013, we entered into an employment agreement with Robert L. Hines, Jr., our Senior Vice President, General Counsel and Corporate Secretary. Pursuant to the Employment Agreement, Mr. Hines is entitled to annual base compensation of $200,000, subject to annual evaluation and adjustment. We granted Mr. Hines an option to purchase 250,000 shares of our common stock. Ms. Hines’ options have an exercise price equal to the per share equivalent of the fair market value of our common stock on the date of grant, and subject to 20% annual vesting over the five year period following the first grant date.

Pursuant to our Management Incentive Compensation Plan, each of Messrs. Stegemoller, Macomber and Hines will be evaluated with a target bonus, based upon achievement of corporate and individual objectives, of 35% of base compensation. Ultimate awards of annual compensation adjustments and bonuses under the Management Incentive Compensation Plan are based upon our financial performance, but which are paid at the discretion of our Audit and Executive Oversight Committee.

For a discussion of the termination provisions of the foregoing provisions agreements, see “Executive Compensation — Other Post-Employment Compensation and Change in Control Payments.”

Management Incentive Compensation Plan

We have adopted a Management Incentive Compensation Plan, or the MICP, which is intended to provide for a pay system that supports our business strategy and emphasizes pay-for-performance by tying reward opportunities to carefully determined and articulated performance goals at corporate, operating unit, business unit and/or individual levels.

Under the MICP, quarterly bonuses are paid to certain senior employees based upon a “target bonus” (which is expressed as a percentage of compensation). The target bonus is adjusted up or down by formula to take into account our financial performance in a manner consistent with the performance compensation requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). However, the actual payment of bonuses under the MICP is subject to the discretion of our Board of Directors with respect to payments made to Mr. Crain and to the discretion of Mr. Crain with respect to payments made to other participants. Benefits payable under the MICP in the form of stock options will be paid under, and pursuant to the terms of, the 2012 Plan.

Other Post-Employment Compensation and Change in Control Payments

Bohn H. Crain

The options granted to Mr. Crain contain a change in control provision that is triggered in the event that we are acquired by merger, share exchange or otherwise, sell all or substantially all of our assets, or all of the stock of the Company is acquired by a third party (each, a “Fundamental Transaction”). In the event of a Fundamental Transaction, all of the options will vest and Mr. Crain shall have the full term of such options in which to exercise any or all of them, notwithstanding any accelerated exercise period contained in any such option.

The Crain Employment Agreement also contains a change in control provision. If his employment is terminated following a change in control (other than for cause or by Mr. Crain without good reason), then we must pay him a termination payment equal to 2.99 times his base salary in effect on the date of termination of his employment, any bonus to which he would have been entitled for a period of three years following the date of termination, any unpaid expenses and benefits, and for a period of three years provide him with all fringe benefits he was receiving on the date of termination of his employment or the economic equivalent. In addition, all of his unvested stock options shall immediately vest as of the termination date of his employment due to a change in control. In the event compensation payable to Mr. Crain upon our change in control causes him to be subject to an excise tax under section 4999 of the Code, he will receive a “gross up” payment in an amount such that after the payment by Mr. Crain of all taxes imposed upon the gross up payment, Mr. Crain will retain an amount of the gross up payment equal to such excise tax. A change in control is generally defined as the occurrence of any one of the following:

•	any “Person” (as the term “Person” is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934), except for our chief executive officer, becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

•	a contested proxy solicitation of our stockholders that results in the contesting party obtaining the ability to vote securities representing 50% or more of the combined voting power of our then-outstanding securities;

•	a sale, exchange, transfer or other disposition of 50% or more in value of our assets to another Person or entity, except to an entity controlled directly or indirectly by us;

•	a merger, consolidation or other reorganization involving us in which we are not the surviving entity and in which our stockholders prior to the transaction continue to own less than 50% of the outstanding securities of the acquirer immediately following the transaction, or a plan is adopted involving our liquidation or dissolution other than pursuant to bankruptcy or insolvency laws; or

•	during any period of twelve consecutive months, individuals who at the beginning of such period constituted the board cease for any reason to constitute at least the majority thereof unless the election, or the nomination for election by our stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period.

Notwithstanding the foregoing, a “change in control” is not deemed to have occurred (i) in the event of a sale, exchange, transfer or other disposition of substantially all of our assets to, or a merger, consolidation or other reorganization involving, us and any entity in which our chief executive officer has, directly or indirectly, at least a 25% equity or ownership interest; or (ii) in a transaction otherwise commonly referred to as a “management leveraged buy-out.”

Messrs. Stegemoller, Macomber, and Hines are entitled to six months of severance in the form of salary continuation payments in the event their employment is terminated as a result of death, disability, or by us other than for cause; or twelve months of severance if within nine months following a “Change of Control”, they voluntarily terminate their employment for “Good Reason” or their employment is terminated by us other than for cause. For the purposes of the employment agreements, a “Change of Control” shall be deemed to occur if there occurs a sale, exchange, transfer or other disposition of substantially all of our assets to another entity, except to an entity controlled directly or indirectly by us, or a merger, consolidation or other reorganization of the Company in which we are not the surviving entity, or a plan of liquidation or dissolution of the Company other than pursuant to bankruptcy or insolvency laws. For the further purpose of the employment agreements, “Good Reason” shall be deemed to occur upon either: (i) a breach of the agreement by us; or (ii), a reduction in salary without the employee’s consent, unless any such reduction is otherwise part of an overall reduction in executive compensation experienced on a pro rata basis by other similarly situated employees.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth officer information regarding outstanding unexercised options for each named executive officer outstanding as of June 30, 2013:

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options Exercisable (#)	Number of securities underlying unexercised options Unexercisable (#)	Option exercise price ($)	Option expiration date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(15)
Bohn H. Crain	1,000,000	—	0.50	10/19/2015	(1)
	1,000,000	—	0.75	10/19/2015	(1)
	2,956	4,433	0.60	11/21/2020	(2)
	1,126	1,689	1.30	2/28/2021	(3)
	656	984	2.30	6/6/2021	(4)
	408	1,633	2.36	10/30/2021	(5)
	358	1,433	2.4	12/21/2021	(6)
	439	1,756	2.30	3/15/2012	(7)
	925	3,701	2.00	5/15/2022	(8)
	—	6,679	1.75	9/24/2022	(9)
	—	7,936	1.53	11/11/2022	(10)
	—	5,358	1.79	2/10/2023	(11)
	—	7,473	1.95	5/12/2023	(12)
						2,533	(13)	$4,939
						2,970	(14)	$5,792

Dan Stegemoller	300,000	—	0.44	1/10/2016	(16)
	100,000	—	0.18	6/23/2018	(17)
	1,348	2,021	0.60	11/21/2020	(2)
	547	821	1.30	2/28/2021	(3)
	294	442	2.30	6/6/2021	(4)
	159	634	2.36	10/30/2021	(5)
	132	529	2.40	12/21/2021	(6)
	162	649	2.30	3/15/2012	(7)
	342	1,366	2.00	5/15/2022	(8)
	—	2,466	1.75	9/24/2022	(9)
	—	2,930	1.53	11/11/2022	(10)
	—	1,554	1.79	2/10/2023	(11)
	—	2,956	1.95	5/12/2023	(12)
						1,347	(13)	$2,627
						1,546	(14)	$3,015

Todd E. Macomber	100,000	—	0.48	12/10/2017	(18)
	100,000	—	0.18	6/23/2018	(17)
	60,000	40,000	0.28	8/6/2019	(19)
	1,064	1,596	0.60	11/21/2020	(2)
	40,462	60,693	1.30	2/28/2021	(3)
	296	445	2.30	6/6/2021	(4)
	125	500	2.36	10/30/2021	(5)
	116	463	2.40	12/21/2021	(6)
	142	567	2.30	3/15/2012	(7)
	299	1,196	2.00	5/15/2022	(8)
	—	2,466	1.75	9/24/2022	(9)
	—	2,930	1.53	11/11/2022	(10)
	—	1,802	1.79	2/10/2023	(11)
	—	2,661	1.95	5/12/2023	(12)
						1,064	(13)	$2,075
						1,344	(14)	$2,621

Robert L. Hines, Jr.	—	250,000	1.96	5/5/2023	(20)

(1)	The stock options were granted on October 20, 2005 and vest in equal annual installments over a five year period commencing on the date of grant.
(2)	The stock options were granted on November 22, 2010 and vest in equal annual installments over a five year period commencing on the date of the grant.
(3)	The stock options were granted on March 1, 2011 and vest in equal annual installments over a five year period commencing on the date of the grant.
(4)	The stock options were granted on June 7, 2011 and vest in equal annual installments over a five year period commencing on the date of the grant.
(5)	The stock options were granted on October 31, 2011 and vest in equal annual installments over a five year period commencing on the date of the grant.
(6)	The stock options were granted on December 22, 2011 and vest in equal annual installments over a five year period commencing on the date of the grant.
(7)	The stock options were granted on March 16, 2012 and vest in equal annual installments over a five year period commencing on the date of the grant.
(8)	The stock options were granted on May 16, 2012 and vest in equal annual installments over a five year period commencing on the date of the grant.
(9)	The stock options were granted on September 25, 2012 and vest in equal annual installments over a five year period commencing on the date of the grant.
(10)	The stock options were granted on November 12, 2012 and vest in equal annual installments over a five year period commencing on the date of the grant.
(11)	The stock options were granted on February 11, 2012 and vest in equal annual installments over a five year period commencing on the date of the grant.
(12)	The stock options were granted on May 13, 2012 and vest in equal annual installments over a five year period commencing on the date of the grant.
(13)	The restricted stock was granted on August 30, 2012 and vests in equal annual installments on November 19, 2011, 2012, 2013, 2014 and 2015.
(14)	The restricted stock was granted on August 30, 2012 and vests in equal annual installments on October 31, 2012, 2013, 2014, 2015 and 2016.
(15)	Represents the number of unvested restricted shares at a price of $1.95 per share, the closing price on June 28, 2013.
(16)	The stock options were granted on January 11, 2006 and vest in equal annual installments over a five year period commencing on the date of grant.
(17)	The stock options were granted on June 24, 2008 and vest in equal annual installments over a five year period commencing on the date of grant.
(18)	The stock options were granted on December 11, 2007 and vest in equal annual installments over a five year period commencing on the date of grant.
(19)	The stock options were granted on August 7, 2009 and vest in equal annual installments over a five year period commencing on the date of grant.
(20)	The stock options were granted on May 6, 2013 and vest in equal annual installments over a five year period commencing on the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, information with respect to the securities holdings of all persons that we, pursuant to filings with the SEC and our stock transfer records, have reason to believe may be deemed the beneficial owner of more than 5% of our common stock. The following table also sets forth, as of such date, the beneficial ownership of our common stock by all of our current officers and directors, both individually and as a group.

The beneficial owners and amount of securities beneficially owned have been determined in accordance with Rule 13d-3 under the Exchange Act, and, in accordance therewith, includes all shares of our common stock that may be acquired by such beneficial owners within 60 days of the date of this prospectus upon the exercise or conversion of any options, warrants or other convertible securities. This table has been prepared based on 33,625,218 shares of common stock outstanding on the date of this prospectus. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all shares beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below. Unless otherwise provided, the address to each of the persons listed below is c/o Radiant Logistics, Inc. 405 114th Avenue SE, Third Floor, Bellevue, Washington 98004.

Beneficial Owner	Number of shares		Percent of Class
Bohn H. Crain	12,027,043	(1)	34.0%
Douglas K. Tabor	3,302,716	(2)	9.9%
Stephen M. Cohen	2,500,000	(3)	7.5%
Stephen P. Harrington	1,608,182	(4)	4.8%
Dan Stegemoller	507,254	(5)	1.5%
Todd E. Macomber	327,693	(6)	1.0%
Jack Edwards	65,000	(7)	*
Rob Hines Jr.	—	(8)	*
All officers and directors as a group (6 persons)	14,535,172	(9)	40.2%

*	Represents less than one percent.
(1)	Consists of 9,169,862 shares held by Radiant Capital Partners, LLC over which Mr. Crain has sole voting and dispositive power, 845,505 shares directly held by Mr. Crain, 3,916 of which are subject to forfeiture until vested, and 2,004,255 shares issuable upon exercise of options. Does not include 38,267 shares issuable upon exercise of options that are subject to vesting.
(2)	This information is based on a Schedule 13G filed with the SEC on February 27, 2013 reporting that Douglas Tabor has sole voting power with respect to 3,250,716 shares of common stock and shared voting power with Texas Time Express, Inc. over 52,000 shares of common stock.
(3)	Consists of shares held of record by Mr. Cohen’s wife over which he shares voting and dispositive power.
(4)	Consists of shares held by SPH Investments, Inc., over which Mr. Harrington has sole voting and dispositive power, and 40,000 shares issuable upon exercise of options. Does not include 160,000 shares issuable upon exercise of options that are subject to vesting.
(5)	Consists of 102,360 shares held directly by Mr. Stegemoller over which he shares voting and dispositive power, 2,058 of which are subject to forfeiture until vested, and 404,894 shares issuable upon exercise of outstanding options. Does not include 14,458 shares issuable upon exercise of options that are subject to vesting.
(6)	Consists of 3,453 share held directly by Mr. Macomber, 1,717 of which are subject to forfeiture until vested, and 324,240 shares issuable upon exercise of outstanding options. Does not include 93,583 shares issuable upon exercise of options that are subject to vesting.
(7)	Consists of 45,000 shares held by Mr. Edwards over which he shares voting and dispositive power, and 20,000 shares issuable upon exercise of options. Does not include 180,000 shares issuable upon exercise of options that are subject to vesting.
(8)	Does not include 250,000 shares issuable upon exercise of options that are subject to vesting.
(9)	Includes 2,800,810 shares issuable upon exercise of outstanding options. Does not include 7,691 shares subject to forfeiture until vested, and 736,308 shares issuable upon exercise of options that are subject to vesting.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Review, Approval or Ratification of Transactions with Related Persons

The Audit and Executive Oversight Committee is responsible for reviewing and approving all related party transactions. Before approving such a transaction, the Audit and Executive Oversight Committee takes into account all relevant factors that it deems appropriate, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third party. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates must first be presented to the Audit and Executive Oversight Committee for review, consideration and approval. All of our directors, executive officers and employees are required to report the Audit and Executive Oversight Committee any such related party transaction. In approving or rejecting the proposed agreement, the Audit and Executive Oversight Committee considers the facts and circumstances available and deemed relevant to the Audit and Executive Oversight Committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our Audit and Executive Oversight Committee approves only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our board determines in its good faith discretion. Although the policies and procedures described above are not written, the Audit and Executive Oversight Committee applies the foregoing criteria in evaluating and approving all such transactions. The transactions described below were approved by our Board of Directors in accordance with the foregoing.

Minority Business Enterprise jointly-owned and operated with CEO

On June 28, 2006, we joined with Radiant Capital Partners, LLC, or RCP, an affiliate of Mr. Crain, our Chief Executive Officer, to form Radiant Logistics Partners, LLC, or RLP. RLP commenced operations in 2007 as a minority business enterprise for the purpose of enabling us to expand the scope of our service offerings to include participation in certain supplier diversity programs which would have otherwise not been available to us. RLP is owned 60% by Mr. Crain and 40% by the Company.

In the course of evaluating and approving the ownership structure, operations and economics emanating from RLP, a committee consisting of the independent Board member of the Company, considered, among other factors, the significant benefits provided to us through association with a minority business enterprise, particularly as many of our largest current and potential customers have a need for diversity offerings. In addition, the committee concluded the economic relationship with RLP was on terms no less favorable to us than terms generally available from unaffiliated third parties.

For the three months ended September 30, 2013, RLP recorded $55,511 in commission revenues earned from members of the affiliated group, and reported a profit of $50,435. For the fiscal year ended June 30, 2013, RLP recorded $197,246 in commission revenues earned from members of the affiliated group, and reported a profit of $179,954. For the fiscal year ended June 30, 2012, RLP recorded $322,643 in commission revenues earned from members of the affiliated group, and reported a profit of $296,323.

Transactions with Independent Station Location Owned by Principal Shareholder

Doug Tabor, the owner of approximately 9.9% of our outstanding common stock as of the date of this prospectus is an executive officer and one of the principal shareholders of Texas Time Express, Inc. Texas Time Express operates our independent station location in Dallas, Texas, which is our largest independent agent office. For the three months ended September 30, 2013, and for the fiscal years ended June 30, 2013 and June 30, 2012, we made commission and other ordinary course payments of $1,039,646, $4,561,385 and $5,116,909, respectively, to Texas Time Express in its capacity as our independent agent office.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We may issue shares of our common stock from time to time. The following description of the general terms and provisions of our common stock is a summary only and therefore is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our certificate of incorporation and our bylaws. Our certificate of incorporation and our bylaws have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part and you should read each for provisions that may be important to you.

General

We have authority to issue 100,000,000 shares of common stock, $0.001 par value per share. As of the date of this prospectus, we had 33,625,218 shares of common stock issued and outstanding.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends

Holders of shares of our common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefore, and upon our liquidation, dissolution or winding-up are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business.

Liquidation

Subject to any preferential rights of any then outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then outstanding preferred stock.

Rights and Preferences

Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

Certificate of Incorporation and Bylaw Provisions

See “Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws” for a description of provisions of our certificate of incorporation and bylaws that may have the effect of delaying changes in our control or management.

Stock Exchange Listing

Our common stock is listed and traded on the NYSE MKT under the symbol “RLGT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar’s address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103.

Registration and Redemption Rights

Pursuant to the investor rights agreement with Caltius, we agreed to provide “piggyback” registration rights on customary and standard terms including underwriters cutbacks in the case or underwritten registrations until the earlier of: (i) such time that Caltius no longer owns any of shares issued in connection with the investment agreement; or (ii) the tenth anniversary of the date of the investment agreement. In connection with this offering, Caltius has agreed to waive their piggyback registration rights. We have agreed to provide Caltius with customary rights of indemnification and to cover certain of the expenses associated with the registration of the shares.

Under the investor rights agreement, Caltius has the right to cause us to redeem their shares at the then appraised fair market value if (subject to certain notice and cure periods) if: (a) our shares of common stock are no longer listed and registered, quoted or eligible for quotation, on an exchange or automated quotation system; (b) we have been unable to timely file all periodic reports required by the Securities Exchange Act of 1934; and (c) we have otherwise been unable to satisfy our registration rights requirements regarding Caltius’ shares. We will remain obligated to redeem such shares following the repayment of the Caltius notes.

PREFERRED STOCK

The following description of the terms of the preferred stock we may issue sets forth certain general terms and provisions of any series of preferred stock to which any prospectus supplement may relate. Particular terms of the preferred stock offered by any prospectus supplement and the extent, if any, to which these general terms and provisions will apply to any series of preferred stock so offered will be described in the prospectus supplement relating to the applicable preferred stock. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such series of preferred stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Delaware law and the provisions of our certificate of incorporation relating to preferred stock.

We currently have 5,000,000 authorized shares of preferred stock, par value $0.001 per share, of which none are issued and outstanding as of the date of this prospectus. Preferred stock may be issued independently or together with any other securities and may be attached to or separate from the other securities.

Pursuant to Delaware law and our certificate of incorporation, our board may establish one or more series of preferred stock and fix the number of shares constituting such series, the designation of such series, the voting powers (if any) of the shares of such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.

The board, in approving the issuance of a series of preferred stock and the applicable prospectus supplement, will set forth with respect to such series, the following:

•	the number of shares constituting such series;

•	the designation of such series;

•	the voting powers, if any, of the shares of such series;

•	the right, if any, to receive dividends; and

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

DESCRIPTION OF SERIES A PREFERRED STOCK IN THE OFFERING

The following description of the Series A Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Certificate of Incorporation, including the Certificate of Designations, Preferences and Rights of Series A Preferred Stock relating to the Preferred Shares, or the Certificate of Designations, which sets forth the rights, preferences and limitations of the Series A Preferred Shares. We will file the Certificate of Designations with the Secretary of State of the State of Delaware. A copy of the Certificate of Designations may be obtained from us as described under “Where You Can Find More Information.”

General

The Series A Preferred Shares offered hereby are a new series of preferred shares. Upon completion of this offering, there will be 1,150,000 Series A Preferred Shares authorized, and 800,000 issued and outstanding (or 920,000 Series A Preferred Shares issued and outstanding if the underwriters fully exercise their option to purchase additional shares). We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Shares, authorize and issue additional Series A Preferred Shares as well as Junior Securities (as defined under “— Ranking”). Subject to the limitations described under “— Voting Rights,” we may also authorize and issue from time to time Parity Securities or Senior Securities (each as defined under “— Ranking”).

The holders of our common shares are entitled to receive, to the extent permitted by law, such dividends as may from time to time be declared by our board of directors. Upon any liquidation of our affairs, the holders of our common shares are entitled to receive distributions of our assets, after we have satisfied or made provision for our debts and other obligations and for payment to the holders of shares of any class or series of capital stock (including the Series A Preferred Shares) having preferential rights to receive distributions of our assets. Please read “Description of Capital Stock” in this prospectus.

The Series A Preferred Shares will entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of funds legally available for such purpose. When issued and paid for in the manner described in this prospectus, the Series A Preferred Shares offered hereby will be fully paid and nonassessable. Each Series A Preferred Share will have a fixed liquidation preference equal to $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “— Dividends” and “— Liquidation Rights.”

The Series A Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not entitle the holders thereof to receive payment of a principal amount at a particular date. As such, the Series A Preferred Shares will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

The Series A Preferred Shares will not be convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Shares will be subject to redemption, in whole or in part, at our option commencing on December 20, 2018 and, under certain circumstances, subject to redemption, in whole, at our option sooner than that date. Please read “—Redemption.” Except as otherwise provided under “— Voting Rights”, holders of the Series A preferred Shares will have no voting rights.

All the Series A Preferred Shares offered hereby will be represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Shares will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “— Book-Entry System.”

We have Broadridge Corporate Issuer Solutions, Inc. as the registrar and transfer agent, or the Registrar and Transfer Agent, for the Series A Preferred Shares. The address of the Registrar and Transfer Agent is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103

For additional information concerning our Series A Preferred Shares, see “Risk Factors — Risks Related to Our Series A Preferred Shares.”

Ranking

The Series A Preferred Shares will, with respect to dividend distributions and distributions upon the liquidation of our affairs, rank:

•	senior to all classes of our common shares and to each other class or series of capital stock established after the original issue date of the Series A Preferred Shares that is not expressly made senior to or on parity with the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Junior Securities”);

•	pari passu with any class or series of capital stock established after the original issue date of the Series A Preferred Shares that is not expressly subordinated or senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Parity Securities”);

•	junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and as of September 30, 2013 we and our subsidiaries had outstanding indebtedness of approximately $71.1 million; and

•	junior to each other class or series of capital stock expressly made senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon the liquidation of our affairs (collectively, “Senior Securities”).

Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such class or series of securities before the issuance of any shares of that class or series. Our board of directors will also determine the number of shares constituting each class or series of securities. Under the Certificate of Designations, we may issue from time to time additional Series A Preferred Shares or Junior Securities in one or more series without the consent of the holders of the Series A Preferred Shares. Our ability to issue Parity Securities or Senior Securities is limited as described under “— Voting Rights.”

Other than the Series A Preferred Shares that we propose to issue hereunder and our currently outstanding common stock, we have no other class or series of capital stock outstanding on the date hereof.

Liquidation Rights

Subject to the rights of our creditors and the holders of any of our Senior Securities or Parity Securities, the holders of outstanding Series A Preferred Shares will be entitled, in the event of any liquidation of our affairs, to receive a cash payment equal to the liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon (whether or not declared) to the date fixed for payment of such amount, and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. Each reference in this prospectus to a “liquidation of our affairs” shall mean any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Shares and any Parity Securities are insufficient to permit payment of all such required amounts, our assets then remaining will be distributed among the holders of the outstanding Series A Preferred Shares and any

Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then outstanding according to their respective rights, and the holders of Series A Preferred Shares will have no right or claim to any of our remaining assets and funds.

Voting Rights

Holders of the Series A Preferred Shares will have no voting rights except as set forth below or as otherwise provided by Delaware law. In the event that six quarterly dividends, whether consecutive or not, payable on the Series A Preferred Shares are in arrears, the holders of the Series A Preferred Shares will have the right, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect two members of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change. The right of such holders of Series A Preferred Shares to elect two members of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series A Preferred Shares have been paid in full, at which time such right will terminate. However, after the dividends accumulated and in arrears have been paid and the right of such holders of Series A Preferred Shares to elect two members of our board of directors has terminated, such right to elect two members of our board of directors may be reinstated in the event of a subsequent failure to pay six additional quarterly dividends, as described above. Upon any termination of the right of the holders of the Series A Preferred Shares and any other Parity Securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series A Preferred Shares and any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of a majority of the outstanding Series A Preferred Shares, voting as a single class, we may not adopt any amendment to our Certificate of Incorporation that adversely alters the preferences, powers or rights of the Series A Preferred Shares.

In addition, unless we have received the affirmative vote or consent of the holders of a majority of the outstanding Series A Preferred Shares, voting as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:

•	create or issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears; or

•	create or issue any Senior Securities.

Notwithstanding the foregoing, we may amend our Certificate of Incorporation to increase the authorized number of shares of our Preferred Stock.

On any of the above-referenced matters in which the holders of the Series A Preferred Stock are entitled to vote as a class, such holders will be entitled to one vote per share.

Dividends

General. Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for such purpose, cumulative cash dividends from December 20, 2013. Under our credit facility with BofA, we are prohibited from declaring and paying dividends unless: (i) there are no existing events of default under the credit facility or an event of default would not be caused by the declaration or payment of such dividend, and (ii) the amount available under the credit facility after the pro forma effect of such dividend is equal to the greater of 20% of the borrowing base under the credit facility or $5,000,000. Each reference in this prospectus to a declaration of dividends by our “board of directors” shall mean any such declaration by our board of directors or a duly authorized committee thereof.

Dividend Rate. Dividends on Series A Preferred Shares will be cumulative, commencing on December 20, 2013, and payable on each Dividend Payment Date, commencing April 30, 2014, when, as and if declared by our board of directors out of funds legally available for such purpose. Subject to adjustment in the manner described below under “— Penalties as a Result of Failure to Pay Dividends”, dividends on the Series A Preferred Shares will accrue at a rate of 9.75% per annum per $25.00 stated liquidation preference per Series A Preferred Share.

Dividend Payment Date. The “Dividend Payment Dates” for the Series A Preferred Shares will be each January 31, April 30, July 31 and October 31, commencing April 30, 2014. Dividends will accumulate in arrears each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period, and dividends will accrue on accumulated and unpaid dividends at the applicable dividend rate. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months.

Payment of Dividends. Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series A Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our stock transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date, or Record Date, will be the Business Day immediately preceding the applicable Dividend Payment Date, except as otherwise provided below in the case of payments of dividends in arrears.

So long as the Series A Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will be responsible for crediting accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Shares in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless (a) full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares and any Parity Securities through the most recent respective dividend payment dates and (b) we are in compliance with the Fixed Charge Coverage Ratio described below under “— Fixed Charge Coverage Ratio.” Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series A Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series A Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series A Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full cumulative dividends described herein. Except insofar as dividends accrue on the amount of any accumulated and unpaid dividends as described under “— Dividends — Dividend Payment Date”, no interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series A Preferred Shares.

Penalties as a Result of Failure to Pay Dividends. If we do not pay dividends in full on the Series A Preferred Shares on any two Dividend Payment Dates (whether consecutive or not), then the per annum dividend rate will increase by an additional 2.00% per $25.00 stated liquidation preference, or $0.50 per annum, or $0.125 per quarter, per Series A Preferred Share commencing on and after the day following such second Dividend Payment Date.

On each subsequent Dividend Payment Date on which cash dividends on the Series A Preferred Shares shall not be declared and paid, the annual dividend rate on the Series A Preferred Shares payable shall increase by an additional 2.00% per annum per $25.00 stated liquidation preference per Series A Preferred Share, up to a maximum annual dividend rate on the Series A Preferred Shares of 19.00%.

Notwithstanding the foregoing, each such increase in the annual dividend rate on the Series A Preferred Shares will lapse if and when we have paid all accrued but unpaid dividends on the Series A Preferred Shares for two consecutive Dividend Payment Dates. The dividend rate will then return to the initial dividend rate set at issuance before any such increases had occurred, subject to the revesting of the right of holders of the Series A Preferred Shares to receive a per annum dividend rate increase on the terms and under the circumstances described above.

Redemption

Optional Redemption. Commencing on December 20, 2018, we may redeem, at our option, in whole or in part, the Series A Preferred Shares at a cash redemption price equal to $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the date of redemption.

A written notice of optional redemption will be mailed, postage prepaid, not less than 15 nor more than 60 days prior to the redemption date, addressed to the holders of record of our Series A Preferred Shares at their addresses as they appear on our stock transfer records. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the optional redemption of the shares of Series A Preferred Shares, except as to any holder to whom notice was defective or not given. Each notice will state:

•	the redemption date;

•	the redemption price;

•	the number of Series A Preferred Shares to be redeemed and, if less than all outstanding Series A Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder;

•	the place or places where the certificates, if any, evidencing the shares of Series A Preferred Shares to be redeemed are to be surrendered for payment;

•	that the shares of Series A Preferred Shares are being redeemed pursuant to our optional redemption right; and

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date.

If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and those shares will be redeemed by lot or such other method of selection as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Series A Preferred Shares are held of record by the nominee of the Securities Depository, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Shares to be redeemed, and the Securities Depository will determine the number of Series A Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account. Thereafter, each participant holding more shares than the number subject to redemption will select the number of shares to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A

Preferred Shares for its own account). Under these circumstances, a participant may determine to redeem Series A Preferred Shares from some beneficial owners (including the participant itself) without redeeming Series A Preferred Shares from the accounts of other beneficial owners.

If only a portion of the Series A Preferred Shares represented by a certificate has been called for redemption, upon the actual or deemed surrender of the certificate to the Registrar and Transfer Agent, the Registrar and Transfer Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Procedures Applicable to Redemptions. So long as the Series A Preferred Shares are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Registrar and Transfer Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Registrar and Transfer Agent funds sufficient to redeem the Series A Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Registrar and Transfer Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon the actual or deemed surrender of the certificates therefor.

We will be entitled to receive from the Registrar and Transfer Agent the interest income, if any, earned on such funds deposited with the Registrar and Transfer Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Registrar and Transfer Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request after which repayment the holders of the Series A Preferred Shares entitled to such redemption or other payment shall have recourse only to us.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends thereon (whether or not declared) to the date of redemption, have been deposited by us with the Registrar and Transfer Agent.

If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the applicable redemption notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends thereon (whether or not declared ) to the date of redemption.

Other Provisions Applicable to Redemptions or Purchases. Any optional redemption of the Series A Preferred Shares may be effected only out of funds legally available for such purpose.

Subject to compliance with all applicable laws, we and our affiliates may from time to time purchase the Series A Preferred Shares by tender, in the open market or by private agreements. Neither we nor any of our affiliates has any obligation, or any present plan or intention, to purchase any Series A Preferred Shares. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.

Notwithstanding the foregoing, in the event as of any particular date that full cumulative dividends on the Series A Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part:

•	any Series A Preferred Shares or Parity Securities unless (i) all outstanding Series A Preferred Shares and Parity Securities are simultaneously redeemed; or (ii) any such repurchase, redemption or acquisition is effected pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Shares and any Parity Securities; or

•	any common shares or other Junior Securities.

Rating

The Series A Preferred Shares will not be rated by any Nationally Recognized Statistical Rating Organization.

No Sinking Fund

The Series A Preferred Shares will not have the benefit of any sinking fund, or otherwise require us to set aside funds to secure our obligations thereunder.

Listing

If we fail to obtain or maintain the listing of the Series A Preferred Shares on the NYSE MKT Stock Market or other securities exchange for thirty days or more, the per annum dividend rate will increase by an additional 2.00% per $25.00 stated liquidation preference, or $0.50 per annum (or $0.125 per quarter), per Series A Preferred Share for so long as the Listing Failure continues.

Fixed Charge Coverage Ratio

The Certificate of Designations includes a restrictive covenant that we shall not permit the Fixed Charge Coverage Ratio to be less than 2.00. As described in greater detail under “— Certain Definitions,” the Fixed Charge Coverage Ratio is the ratio calculated by dividing (i) the earnings before interest, taxes, depreciation and amortization, or EBITDA, of the Company, less certain capital expenditures by (ii) its interest expense, dividends on preferred stock and certain other amounts, as more fully shown in the definition of “Fixed Charges” and “Fixed Charge Coverage Ratio” in “— Certain Definitions.” A fixed charge ratio measures a company’s ability to pay amounts due under its indebtedness and preferred stock in a period.

Certain defined terms relevant to the covenant are set forth under “— Certain Definitions” below.

We will not declare, pay or set apart for payment any cash dividend on any Junior Securities unless we are in compliance with the foregoing covenant. Compliance with the foregoing covenant shall be measured on the last day of each of our fiscal quarters, commencing December 31, 2013. Within 60 days after the end of each fiscal quarter, we shall deliver to the Registrar and Transfer Agent an officer’s certificate confirming compliance with the covenant described above. Each such certificate will be made available to the holders of the Series A Preferred Shares upon written request to the Registrar and Transfer Agent. We shall mail, within five Business Days of the discovery thereof, to all holders of the Series A Preferred Shares and the Registrar and Transfer Agent, notice of any default in compliance with the covenant described above. Other than the limitation on our ability to pay dividends specified above in this paragraph, our failure to comply with the above-described covenant will have no effect on the preferences, powers or rights of the Series A Preferred Shares.]

New Issue of Securities

The Series A Preferred Shares are a new issue of securities with no established trading market. We have applied to list the Series A Preferred Shares on the NYSE MKT Stock Market and, if the application is approved, we expect trading in the Series A Preferred Shares to begin within 30 days after the date that the Series A Preferred Shares are first issued. The underwriters have advised us that they intend to make a market in the Series A Preferred Shares, but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to how liquid any trading market for the Series A Preferred Shares will be.

Settlement

We expect that the delivery of the Series A Preferred Shares will be made against payment therefor on or about December 20, 2013.

Certain Definitions

For purposes of the Series A Preferred Shares and as used in this prospectus, the following terms shall have the meanings indicated below:

“Adjusted EBITDA” means earnings before interest expense and income, income taxes, depreciation and amortization, share based compensation expense, impairment of intangibles and change in contingent consideration, on a consolidated basis in accordance with GAAP.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close.

“Certificate” shall mean the Certificate of Designations, Preferences and Rights of 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock.

“Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on March 15, 2001, as amended from time to time or restated from time to time.

“Common Stock” means any of the Company’s capital stock that is not Preferred Stock, including the common stock of the Company, par value $0.001 per share.

“Company” means Radiant Logistics, Inc.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dividend Payment Date” means each January 31, April 30, July 31 and October 31, commencing April 30, 2014.

“Dividend Period” means the quarterly dividend period commencing on each of January 31, April 30, July 31 and October 31 of each year (other than the initial Dividend Period, which shall commence on the date the applicable Series A Preferred Shares are issued) and ending on but excluding the applicable Dividend Payment Date for such period; provided, however, that any Dividend Period during which any Series A Preferred Shares shall be redeemed pursuant to Section 4 of the Certificate shall end on but exclude the Redemption Date only with respect to the Series A Preferred Shares being redeemed.

“Dividend Rate” means the dividend rate accruing on the Series A Preferred Shares, as applicable from time to time pursuant to the terms of the Certificate.

“Fixed Charges” means, with respect to any fiscal period and with respect to the Company determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) interest expense accrued (other than interest paid-in-kind, amortization of financing fees, and other non-cash interest expense) during such period, (b) principal payments in respect of Indebtedness that are required to be paid during such period, and (c) all federal, state, and local income taxes paid during such period.

“Fixed Charge Coverage Ratio” means, with respect to any fiscal period and with respect to the Company determined on a consolidated basis in accordance with GAAP, the ratio of (a) the result of Adjusted EBITDA of the Company for such period, (b) Fixed Charges of the Company.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Indebtedness” means (a) all obligations for borrowed money of the Company, (b) all obligations of the Company or its subsidiaries evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers’ acceptances, or other financial products, (c) all obligations of such Person as a lessee under capital leases, (d) all obligations or liabilities of others secured by a lien on any asset of the Company or its subsidiaries, irrespective of whether such obligation or liability is assumed, (e) all obligations of the Company or its subsidiaries to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses), and (f) any obligation of the Company or its subsidiaries guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other person that constitutes Indebtedness under any of clauses (a) through (f) above. For purposes of this definition, (i) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing person may be liable pursuant to the terms of the instrument embodying such Indebtedness, and (ii) the amount of any Indebtedness which is limited or is non-recourse to a person or for which recourse is limited to an identified asset shall be valued at the lesser of (A) if applicable, the limited amount of such obligations, and (B) if applicable, the fair market value of such assets securing such obligation.

“Junior Securities” means all classes of Common Stock and each other class or series of capital stock of the Company established after the original issue date of the Series A Preferred Shares that is not expressly made senior to or on parity with the Series A Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company.

“Liquidation” means any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary; provided, however, that a consolidation or merger of the Company with or into any other entity, individually or in a series of transactions, shall not be deemed to be a Liquidation.

“Listing Failure” means the failure of the Company to maintain the listing of the Series A Preferred Shares on the NYSE, NYSE MKT or NASDAQ Stock Market or any exchange that is the successor to the NYSE, NYSE MKT or NASDAQ Stock Market.

“Parity Securities” means any class or series of capital stock of the Company established after the original issue date of the Series A Preferred Shares that is not expressly subordinated or senior to the Series A Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof differ from those of the Series A Preferred Shares.

“Person” means natural persons, corporations, limited liability companies, unlimited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Preferred Stock” means (i) the Series A Preferred Shares and (ii) any other class or series of the Company’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any Liquidation of the Company, over shares of the Common Stock.

“Record Date” means except in the case of payments of dividends in arrears, the Business Day immediately preceding the applicable Dividend Payment Date.

“Redemption Date” means the date fixed for redemption of the Series A Preferred Shares and specified in any notice to holders furnished under Section 4(d) of the Certificate.

“Registrar and Transfer Agent” means Broadridge Corporate Issuer Solutions, Inc., or such other agent or agents of the Company as may be designated from time to time by the Board of Directors of the Company or its duly authorized designee as the transfer agent and registrar for the Series A Preferred Shares.

“Securities Depository” means The Depository Trust Company and its successors or assigns or any other securities depository selected by the Company.

“Senior Securities” means all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and each class or series of capital stock of the Company expressly made senior to the Series A Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company.

“Series A Preferred Shares” means the series of preferred stock shall be designated as 9.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share.

“Stated Rate” means 9.75% per annum, subject to the adjustment in the manner described in Section 2(d) of the Certificate.

“Voting Preferred Securities” means every series of Parity Securities, other than the Series A Preferred Shares, upon which like voting rights have been conferred and are exercisable.

Interpretation

For purposes of the foregoing provisions and definitions, any accounting term, phrase, calculation, determination or treatment used, required or referred to in this “Fixed Charge Coverage Ratio” subsection is to be construed in accordance with U.S. GAAP in effect as of January 1, 2013.

Book-Entry System

All Series A Preferred Shares offered hereby will be represented by a single global certificate issued to The Depository Trust Company and its successors or assigns or any other securities depository selected by us (“DTC”), or the Securities Depository, and registered in the name of its nominee (initially, Cede & Co.). The Series A Preferred Shares offered hereby will continue to be represented by a single certificate registered in the name of the Securities Depository or its nominee, and no holder of the Series A Preferred Shares offered hereby will be entitled to receive a certificate evidencing such shares, except in limited circumstances. If (1) we elect or are required by law to terminate using the book-entry system, or (2) the Securities Depository notifies us that it is unwilling or unable to continue to act as a clearing system with respect to the Series A Preferred Shares or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 60 days after receiving that notice from the Securities Depository or upon becoming aware that the Securities Depository is no longer so registered, then we will issue or cause to be issued individual certificates in registered form upon transfer of, or in exchange for, book-entry interests in the Series A Preferred Shares represented by the global security upon actual or deemed surrender of the global security for cancellation.

Payments and communications made by us to holders of the Series A Preferred Shares will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are subsequently issued to holders of the Series A Preferred Shares in the manner described above, each purchaser of Series A Preferred Shares must rely on (1) the procedures of the Securities Depository and its participants to receive dividends, distributions, any redemption price, any liquidation preference payments or any notices relating thereto, or to direct the exercise of any voting or nominating rights, with respect to such Series A Preferred Shares and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series A Preferred Shares.

So long as the Securities Depository (or its nominee) is the sole holder of the Series A Preferred Shares, no beneficial holder of the Series A Preferred Shares will be deemed to be a shareholder of us. DTC, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own DTC. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Shares, whether as a holder of the Series A Preferred Shares for its own account or as a nominee for another holder of the Series A Preferred Shares.

Initial settlement for the Series A Preferred Shares will be made in immediately available funds. Under currently applicable practices, secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s same-day funds settlement system.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership, and disposition of the Series A Preferred Shares offered by this prospectus. This discussion only applies to purchasers who purchase and hold the Series A Preferred Shares as a capital asset within the meaning of Section 1221 of the Code; that is, it does not, for example, apply to purchasers who may be considered to be “dealers” in securities. This discussion does not describe all of the tax consequences that may be relevant to each purchaser or holder of Series A Preferred Shares in light of each such purchaser’s or holder’s particular circumstances.

This discussion is based upon provisions of the Code, Treasury Regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, or may be subject to different interpretations which could result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that the Internal Revenue Service (the “IRS”), will not disagree with, or challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the Series A Preferred Shares. This discussion does not address all aspects of U.S. federal income taxes (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of Series A Preferred Shares in light of such purchaser’s or holder’s particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or a holder of Series A Preferred Shares who is subject to special treatment under U.S. federal income tax laws (including, but not limited to, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax- exempt entity, pension or other employee benefit plans or trusts, financial institutions or broker-dealers, persons holding Series A Preferred Shares as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, a regulated investment company or real estate investment trust, a U.S. holder whose functional currency is not the United States dollar, a person deemed to sell the Series A Preferred Shares under the constructive sale provisions of the Code, former U.S. citizens, or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that are described in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Series A Preferred Shares, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon such factors as the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership intending to acquire or holding the Series A Preferred Shares, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Series A Preferred Shares.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR SERIES A PREFERRED SHARES. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES A PREFERRED SHARES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES A PREFERRED SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES A PREFERRED SHARES IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders

Subject to the qualifications set forth above, the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Preferred Shares by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of our Series A Preferred Shares and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it: (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

U.S. holder: Distributions in General. In general, if distributions are made with respect to the Series A Preferred Shares, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and Treasury Regulations promulgated thereunder, and other applicable law. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series A Preferred Shares, and then (to the extent of any excess over the U.S. holder’s tax basis) as gain from the disposition of the Series A Preferred Shares, the tax treatment of which is discussed below under “U.S. holder: Disposition of Series A Preferred Shares, Including Redemptions.”

Distributions treated as dividends that are received by individual U.S. holders of Series A Preferred Shares are subject to a reduced maximum tax rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual U.S. holder elects to treat the dividends as “investment income,” which may be offset by certain investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual U.S. Holders with respect to the Series A Preferred Shares that are held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A Preferred Shares would trade ex-dividend.

Distributions treated as dividends that are received by corporations generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if the underlying stock is held for at least 46 days during the 91-day period beginning on the date 45 days before the ex-dividend date of the stock. For cumulative preferred securities with an arrearage of dividends, the requisite holding period, for this purpose, is at least 91 days during the 181-day period beginning on the date 90 days before the ex-dividend date of the stock. Each corporate U.S. holder of Series A Preferred Shares is urged to consult with its tax advisors with respect to the eligibility for, and amount of, any dividends received deduction.

Additionally, if the Series A Preferred Shares is issued at a price less than the redemption price for U.S. federal income tax purposes, because we may call for the redemption of the Series A Preferred Shares under certain circumstances, the U.S. holder of the Series A Preferred Shares may be treated as receiving periodically a constructive distribution of additional stock on the Series A Preferred Shares. Under Treasury Regulations, such constructive distribution would be required if, based on all of the facts and circumstances as of the issue date, the redemption pursuant to our right to redeem the Series A Preferred Shares is more likely than not to occur. Treasury Regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and holder of the stock are not related within the meaning of Sections 267 (b) or 707(b) of the Code (substituting “20%” for “50%”); (ii) there are no plans, arrangements, or agreements that effectively require, or are intended to compel, the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of original issue discount under Section 1272 of the Code and the Treasury Regulations under Sections 1271 through 1275 of the Code. The fact that a redemption right is not described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. We believe that, applying the foregoing test, our right to call for the redemption of the Series A Preferred Shares should not be treated as more likely than not to occur, and, as a result, no constructive distribution, as described above, should be deemed to have occurred.

U.S. holder: Medicare Tax. For taxable years beginning after December 31, 2012, certain U.S. holders who are individuals, estates or trusts will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year (undistributed net investment income in the case of an estate or trust) and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold amount (which, in the case of individuals, will be either $125,000 or $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include, among other things, its dividend income and its net gains from the disposition of Series A Preferred Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business of the holder (other than a trade or business that consists of certain passive or trading activities). U.S. holders that are individuals, estates or trusts are particularly urged to consult their own tax advisors regarding the applicability of the Medicare tax with respect to their investment in the Series A Preferred Shares.

U.S. holder: Disposition of Series A Preferred Shares, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Preferred Shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder on the sale, exchange, redemption (except as discussed below), or other disposition, and the U.S. holder’s adjusted tax basis in the Series A Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A Preferred Shares is longer than 1 year. Long-term capital gains are subject to reduced maximum tax rates. U.S. holders should consult their own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses, particularly because certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

A redemption of shares of the Series A Preferred Shares will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder generally will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series A Preferred Shares exceeds 1 year at the time of the redemption), equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A Preferred Shares redeemed, except to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A Preferred Shares, which generally will be subject to the rules discussed above in “U.S. holder: Distributions in General.” A payment made in redemption of Series A Preferred Shares may be treated as a dividend, rather than as payment in exchange for the Series A Preferred Shares (with any resulting gain potentially eligible to be taxed at preferential rates), unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

•	results in a “complete redemption” of a U.S. holder’s stock interest in us under Section 302(b)(3) of the Code; or

•	is a redemption of stock held by a non-corporate shareholder, where such redemption results in a partial liquidation of us under Section 302(b)(4) of the Code.

In determining whether any of these tests (which, if met, are indicative of “exchange”, rather than “dividend”, treatment) has been met, a U.S. holder must take into account not only shares of Series A Preferred Shares and our common stock that the U.S. holder actually owns, but also shares that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

In general, a redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in us, which will depend on the U.S. holder’s particular facts and circumstances at such time.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Sections 302(b)(3) and 302(b)(2) of the Code. A redemption will result in a “complete redemption” if either: (i) all of our stock actually and constructively owned by a U.S. holder is redeemed; or (ii) all of our stock actually owned by the U.S. holder is redeemed and, in the case of certain U.S. holders the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event will not become voting stock until the occurrence of the specified event. Accordingly, any redemption of Series A Preferred Shares will likely not qualify for this exception because the voting rights are limited as provided in the “Description of Series A Preferred Shares — Voting Rights.”

For purposes of the “redemption of stock held by a non-corporate shareholder” test, a redemption distribution will be treated as made in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the distributing corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is generally factual in nature and has been interpreted under case law to include the termination of a business or line of businesses.

If, as a result of the foregoing tests, a redemption payment is treated as a dividend distribution, the rules discussed above in “U.S. holder: Distributions in General” apply.

Because of the factual nature of the foregoing tests, U.S. holders of Series A Preferred Shares should consult their own tax advisors to determine whether a payment made in redemption of Series A Preferred Shares, if any, will be treated as a dividend or as payment in exchange for the Series A Preferred Shares.

U.S. holder: Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series A Preferred Shares and to certain payments of proceeds on the sale or other disposition of the Series A Preferred Shares. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series A Preferred Shares and certain payments of proceeds on the sale or other disposition of the Series A Preferred Shares unless the beneficial owner of such Series A Preferred Shares furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may (depending on the totality of the U.S. holder’s tax-related circumstances) entitle the U.S. holder to a credit or refund, provided the U.S. holder timely furnishes the required information to the IRS.

Non-U.S. Holders

Subject to the qualifications set forth above with regard to non-U.S. holders under the caption “Material U.S. Federal Income Tax Consequences,” the following discussion summarizes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Preferred Shares by certain “non-U.S. holders” (as defined below). For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of Series A Preferred Shares and you are an individual, corporation, estate or trust that is not a “U.S. holder.”

Non-U.S. holder: Distributions on the Series A Preferred Shares. In general, if distributions are made with respect to the Series A Preferred Shares, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the Series A Preferred Shares and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series A Preferred Shares, the tax treatment of which is discussed below under “Non-U.S. holder: Disposition of Series A Preferred Shares, Including Redemptions.”

Dividends paid to a non-U.S. holder of the Series A Preferred Shares will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including by providing a properly executed IRS Form W-8ECI (or other applicable form). Instead, such dividends will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of the Series A Preferred Shares who wishes to claim the benefit of an applicable tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for tax treaty benefits, or (b) if the Series A Preferred Shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations.

Non-U.S. holder of the Series A Preferred Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holder: Disposition of Series A Preferred Shares, Including Redemptions. Any gain realized by a non-U.S. holder on the disposition of the Series A Preferred Shares will generally not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, as may be required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and not, therefore, at the more favorable capital gain rates potentially available to certain U.S. holders under certain circumstances in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. If the non-U.S. holder is a corporation, it may be subject to the branch profits tax, which is equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (unless an applicable income tax treaty provides for a lower rate) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

If a non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series A Preferred Shares, upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Preferred Shares, such a non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the non-U.S. holder on any sale, exchange, redemption (except as discussed below), or other disposition, and the non-U.S. holder’s adjusted tax basis in the Series A Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if the non-U.S. holder’s holding period for the Series A Preferred Shares is longer than one year. A non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series A Preferred Shares, a redemption of shares of the Series A Preferred Shares will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a non-U.S. holder generally will recognize capital gain or loss (either short- or long-term capital gain or loss, as discussed above) equal to the difference between the amount realized by the non-U.S. holder and the non-U.S. holder’s adjusted tax basis in the Series A Preferred Shares redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A Preferred Shares, which generally will be subject to the rules discussed above in “Non-U.S. holder: Distributions on the Series A Preferred Shares, Including Redemptions.”

A payment made in redemption of Series A Preferred Shares may be treated as a dividend, rather than as payment in exchange for the Series A Preferred Shares, in the same circumstances discussed above under “U.S. holder: Disposition of Series A Preferred Shares, Including Redemptions.” Non-U.S. holders of Series A Preferred Shares should consult their own tax advisors to determine whether a payment made in redemption of Series A Preferred Shares will be treated as a dividend or as payment in exchange for the Series A Preferred Shares.

Non-U.S. holder: Information Reporting and Backup Withholding. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends paid to such non-U.S. holder as long as such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person as defined under the Code), or such non-U.S. holder otherwise establishes entitlement to an exemption from backup withholding.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the Series A Preferred Shares, unless, under certain circumstances, the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, which may (depending on the totality of the non-U.S. holder’s tax-related circumstances) entitle the non-U.S. holder to a credit or refund, provided the non-U.S. holder timely furnishes the required information to the IRS.

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act, generally referred to as FATCA, when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally include investment vehicles) and certain non-financial foreign entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in, or accounts with, those entities) have been satisfied. Under recently-issued final Treasury Regulations, these rules generally apply to dividends in respect of securities such as the Series A Preferred Shares paid on or after January 1, 2014, and to gross proceeds from the sale or other disposition of securities such as the Series A Preferred Shares paid on or after January 1, 2017. Prospective non-U.S. holders should consult their own tax advisors regarding the implications of FATCA and the recently- issued Treasury Regulations on their investment in our Series A Preferred Shares.

UNDERWRITING

General

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus, we have agreed to sell to each of the underwriters named below, and each of the underwriters has agreed, severally but not jointly, to purchase on a firm commitment basis, the number of shares set forth opposite its name below:

Underwriter	Number of Shares
Sterne, Agee & Leach, Inc.	440,000
Janney Montgomery Scott LLC	240,000
Boenning & Scattergood, Inc.	112,000
National Securities Corporation	8,000

Total	800,000

If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to 120,000 additional Series A Preferred Shares. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional Series A Preferred Shares are purchased, the underwriters will offer the additional shares on the same terms on which the shares are being offered.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriting agreement provides that the underwriters’ obligation to purchase the Series A Preferred Shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The underwriters propose initially to offer the Series A Preferred Shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers, if any, at that price less a concession not in excess of $1.50 per Series A Preferred Share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $1.50 per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$25.00	$25.00	$20,000,000	$23,000,000
Underwriting discounts paid by us	$1.50	$1.50	$1,200,000	$1,380,000
Proceeds to us, before expenses	$23.50	$23.50	$18,800,000	$21,620,000

The expenses of the offering, not including the underwriting discount, are estimated at $305,000 and are payable by us.

Lock-Up Agreements

For a period of 90 days after the date of the underwriting agreement, each of our directors and executive officers have agreed that they will not, directly or indirectly, offer, sell, contract to sell, assign, transfer, pledge, grant any option for the purchase or sale of, make any short sale, or otherwise dispose of any Series A Preferred Shares, or any options or warrants to purchase any Series A Preferred Shares, whether acquired in connection with the initial offering of the Series A Preferred Shares or thereafter, owned directly by them (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC without, in each case, the prior written consent of the underwriters. Similarly, for a period of 90 days after the date of the underwriting agreement, we have agreed that we will not offer, sell, contract to sell or otherwise dispose of any Series A Preferred Shares without the prior written consent of the underwriters. However, in the event that either (i) during the last 17 days of the 90-day “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, and, in either the case of clause (i) or (ii) immediately above, the safe harbor pursuant to Rule 139 under the Securities Act is not available to the underwriters, then the restrictions imposed by these “lock-up” agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such continuance.

NYSE MKT Stock Market Listing

The Series A Preferred Shares are a new issue of securities with no established trading market. We have applied to list our Series A Preferred Shares on the NYSE MKT Stock Market. If the application is approved, trading of the Series A Preferred Shares is expected to commence within 30 days after the initial delivery of the Series A Preferred Shares. The underwriters have advised us that they intend to make a market in the Series A Preferred Shares prior to commencement of any trading on the NYSE MKT Stock Market, but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Preferred Shares.

Determination of the Terms of the Series A Preferred Stock

Before this offering, there has been no public market for the Series A Preferred Stock. The dividend rate and other terms of the Series A Preferred Stock were negotiated between us and the representative of the underwriters. Factors that will be considered in determining the dividend rate and other terms of the Series A Preferred Stock include the history and prospects of Radiant Logistics, the dividend rates and other terms of recent offerings of similar securities and trading in those securities, general conditions in the securities markets at the time of the offering and such other factors that we and the representative deemed relevant.

Stabilization

Until the distribution of the Series A Preferred Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Series A Preferred Shares. However, the underwriters may engage in transactions that have the effect of stabilizing the price of the Series A Preferred Shares, such as bids or purchases that peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Series A Preferred Shares in the open market. These transactions may include stabilizing transactions, short sales, and purchases on the open market to cover positions created by short sales. Stabilizing transactions consist of various activities such as purchases of Series A Preferred Shares made by the underwriters in the open market prior to the completion of the offering. Short sales involve the sale by the underwriters of a greater number of Series A Preferred Shares than they are required to purchase in the offering. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing our Series A Preferred Shares in the open market. In making this determination, the underwriters will consider, among other things, the price of our Series A Preferred Shares available for purchase in the open market compared to the price at which the underwriters may purchase our Series A Preferred Shares through the option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A Preferred Shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase our Series A Preferred Shares in the open market to cover the position.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Series A Preferred Shares or preventing or retarding a decline in the market price of our Series A Preferred Shares. As a result, the price of our Series A Preferred Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series A Preferred Shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflict of Interest

The underwriters and their respective affiliates have not previously, but may in the future, provide various investment banking and financial advisory services to us for which they have received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Fox Rothschild, LLP, Philadelphia, Pennsylvania. Stephen M. Cohen, a partner at Fox Rothschild LLP, is the beneficial owner of 2,500,000 shares of common stock, or 7.5% of the outstanding shares of the Company. Blank Rome LLP, New York, New York, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of June 30, 2013 and 2012, included in this registration statement, have been so included in reliance on the report of Peterson Sullivan LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Our Internet website is located at http://www.radiantdelivers.com. This reference to our Internet website does not constitute incorporation by reference in this report of the information contained on or hyperlinked from our Internet website and such information should not be considered part of this report.

We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (“SEC”) on a regular basis, and are required to disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business and bankruptcy) in a current report on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC’s Internet website is located at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

INDEX TO FINANCIAL STATEMENTS

RADIANT LOGISTICS, INC.

RADIANT LOGISTICS, INC.

Condensed Consolidated Balance Sheets

(unaudited)

	SEPTEMBER 30, 2013	JUNE 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	$8,794,717	$1,024,192
Accounts receivable, net of allowance of $1,626,774 and $1,445,646, respectively	49,003,432	52,131,462
Current portion of employee and other receivables	322,104	328,123
Prepaid expenses and other current assets	2,726,662	2,477,904
Deferred tax asset	1,025,184	908,564

Total current assets	61,872,099	56,870,245

Furniture and equipment, net	1,203,877	1,289,818

Acquired intangibles, net	8,530,683	9,231,163
Goodwill	15,952,544	15,952,544
Employee and other receivables, net of current portion	57,085	72,433
Deposits and other assets	636,904	336,613

Total long-term assets	25,177,216	25,592,753

Total assets	$88,253,192	$83,752,816

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued transportation costs	$33,424,145	$35,767,785
Commissions payable	4,914,736	6,086,324
Other accrued costs	2,241,762	2,176,567
Income taxes payable	830,043	361,571
Current portion of notes payable to former shareholders of DBA	767,091	767,091
Current portion of contingent consideration	317,433	305,000
Current portion of lease termination liability	303,391	305,496

Total current liabilities	42,798,601	45,769,834

Notes payable and other long-term debt, net of current portion and debt discount	23,739,415	17,213,424
Contingent consideration, net of current portion	3,512,567	3,720,000
Lease termination liability, net of current portion	456,737	505,353
Deferred rent liability	577,517	583,401
Deferred tax liability	39,416	73,433
Other long-term liabilities	2,610	2,610

Total long-term liabilities	28,328,262	22,098,221

Total liabilities	71,126,863	67,868,055

Stockholders’ equity:
Radiant Logistics, Inc. stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 33,348,166 shares issued and outstanding	14,803	14,803
Additional paid-in capital	14,005,085	13,873,157
Deferred compensation	(12,991)	(14,252)
Retained earnings	3,035,267	1,943,530

Total Radiant Logistics, Inc. stockholders’ equity	17,042,164	15,817,238

Non-controlling interest	84,165	67,523

Total stockholders’ equity	17,126,329	15,884,761

Total liabilities and stockholders’ equity	$88,253,192	$83,752,816

The accompanying notes form an integral part of these condensed consolidated financial statements.

RADIANT LOGISTICS, INC.

Condensed Consolidated Statements of Operations

(unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,
	2013	2012
Revenue	$76,701,861	$79,148,458
Cost of transportation	53,481,360	56,910,016

Net revenues	23,220,501	22,238,442

Agent commissions	13,634,772	13,295,325
Personnel costs	4,099,746	3,757,372
Selling, general and administrative expenses	2,656,191	2,900,237
Depreciation and amortization	830,098	1,119,804
Change in contingent consideration	(195,000)	50,000

Total operating expenses	21,025,807	21,122,738

Income from operations	2,194,694	1,115,704

Other income (expense):
Interest income	2,500	4,073
Interest expense	(521,163)	(495,331)
Other	84,183	148,972

Total other expense	(434,480)	(342,286)

Income before income tax expense	1,760,214	773,418
Income tax expense	(651,835)	(340,004)

Net income	1,108,379	433,414
Less: Net income attributable to non-controlling interest	(16,642)	(30,261)

Net income attributable to Radiant Logistics, Inc.	$1,091,737	$403,153

Net income per common share – basic and diluted	$.03	$.01
Weighted average shares outstanding:
Basic shares	33,337,362	33,031,110
Diluted shares	35,987,483	35,602,281

The accompanying notes form an integral part of these condensed consolidated financial statements.

RADIANT LOGISTICS, INC.

Condensed Consolidated Statement of Stockholders’ Equity

(unaudited)

	RADIANT LOGISTICS, INC. STOCKHOLDERS
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	DEFERRED COMPENSATION	RETAINED EARNINGS	NON- CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT
Balance as of June 30, 2013	33,348,166	$14,803	$13,873,157	$(14,252)	$1,943,530	$67,523	$15,884,761
Share-based compensation	—	—	131,928	—	—	—	131,928
Amortization of deferred compensation	—	—	—	1,261	—	—	1,261
Net income for the three months ended September 30, 2013	—	—	—	—	1,091,737	16,642	1,108,379

Balance as of September 30, 2013	33,348,166	$14,803	$14,005,085	$(12,991)	$3,035,267	$84,165	$17,126,329

The accompanying notes form an integral part of these condensed consolidated financial statements.

RADIANT LOGISTICS, INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,
	2013	2012
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
Net income	$1,091,737	$403,153
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
share-based compensation expense	133,189	101,501
amortization of intangibles	700,480	957,095
depreciation and leasehold amortization	129,618	162,709
deferred income tax benefit	(150,637)	(374,068)
amortization of loan fees and original issue discount	85,844	66,008
change in contingent consideration	(195,000)	50,000
change in non-controlling interest	16,642	30,261
change in (recovery of) provision for doubtful accounts	181,128	157,575
CHANGE IN OPERATING ASSETS AND LIABILITIES:
accounts receivable	2,946,902	(2,021,730)
employee and other receivables	21,367	(51,062)
income tax deposit and income taxes payable	468,472	251,327
prepaid expenses, deposits and other assets	(266,882)	(1,197,353)
accounts payable and accrued transportation costs	(2,343,640)	1,139,028
commissions payable	(1,171,588)	283,302
other accrued costs	65,195	54,285
other liabilities	—	(15,766)
deferred rent liability	(5,884)	1,569
lease termination liability	(50,721)	—

Net cash provided by (used for) operating activities	1,656,222	(2,166)

CASH FLOWS USED FOR INVESTING ACTIVITIES:
Purchase of furniture and equipment	(43,677)	(200,749)

Net cash used for investing activities	(43,677)	(200,749)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from credit facility, net of credit fees	8,157,980	812,504
Repayments of notes payable	(2,000,000)	—

Net cash provided by financing activities	6,157,980	812,504

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,770,525	609,589
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,024,192	66,888

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,794,717	$676,477

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$334,000	$462,445
Interest paid	$417,952	$429,046

The accompanying notes form an integral part of these condensed consolidated financial statements.

RADIANT LOGISTICS, INC.

Notes to Condensed Consolidated Financial Statements

(unaudited)

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

The Company

Radiant Logistics, Inc. (the “Company”) is a non-asset based transportation and logistics services company providing customers domestic and international freight forwarding services through a network of company-owned and independent agent offices operating under the Radiant, Airgroup, Adcom, DBA and On Time network brands. The Company also offers an expanding array of value-added supply chain management services, including customs and property brokerage, order fulfillment, inventory management and warehousing.

Through the Company’s operating locations across North America, the Company offers domestic and international air, ocean and ground freight forwarding to a large and diversified account base consisting of manufacturers, distributors and retailers. The Company’s primary business operations involve arranging the shipment, on behalf of their customers, of materials, products, equipment and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS. The Company provides a wide range of value-added logistics solutions to meet customers’ specific requirements for transportation and related services, including arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems.

The Company’s value-added logistics solutions are provided through their multi-brand network of company-owned and independent agent offices, using a network of independent air, ground and ocean carriers and international operating partners strategically positioned around the world. The Company creates value for their customers and independent agents through, among other things, customized logistics solutions, global reach, brand awareness, purchasing power, and infrastructure benefits, such as centralized back-office operations, and advanced transportation and accounting systems.

The Company’s growth strategy will continue to focus on a combination of both organic and acquisition initiatives. For organic growth, the Company will focus on strengthening and retaining existing, and expanding new customer and agency relationships. In addition to its focus on organic growth, the Company will continue to search for acquisition candidates that bring critical mass from a geographic standpoint, purchasing power and/or complementary service offerings to the current platform. As the Company continues to grow and scale the business, the Company remains focused on leveraging its back-office infrastructure to drive productivity improvement across the organization. In addition, the Company is also developing density with in certain trade lanes which creates opportunities to more efficiently source and manage transportation capacity for existing freight volumes.

Interim Disclosure

The condensed consolidated financial statements included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The Company’s management believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended June 30, 2013.

The interim period information included in this Quarterly Report on Form 10-Q reflects all adjustments, consisting of normal recurring adjustments, that are, in the opinion of the Company’s management, necessary for a fair statement of the results of the respective interim periods. Results of operations for interim periods are not necessarily indicative of results to be expected for an entire year.

Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as a single variable interest entity, Radiant Logistics Partners, LLC (“RLP”), which is 40% owned by RGL, and 60% owned by Radiant Capital Partners, LLC (“RCP”, see Note 7), an affiliate of Bohn H. Crain, the Company’s Chief Executive Officer, whose accounts are included in the condensed consolidated financial statements. All significant intercompany balances and transactions have been eliminated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include revenue recognition, accruals for the cost of purchased transportation, the fair value of acquired assets and liabilities, changes in contingent consideration, accounting for the issuance of shares and share-based compensation, the assessment of the recoverability of long-lived assets and goodwill, and the establishment of an allowance for doubtful accounts. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from those estimates.

b)	Fair Value Measurements

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

c)	Fair Value of Financial Instruments

The fair values of the Company’s receivables, accounts payable and accrued transportation costs, commissions payable, other accrued costs and amounts due to former shareholders of acquired operations approximate the carrying values due to the relatively short maturities of these instruments. The fair value of the Company’s credit facility, DBA notes payable, and other long-term liabilities would not differ significantly from the recorded amount if recalculated based on current interest rates. The fair value of the subordinated Caltius notes payable is not practicable to determine given the complex terms associated with this instrument. Contingent consideration attributable to the Company’s acquisitions are reported at fair value using Level 3 inputs.

d)	Cash and Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less that are not securing any corporate obligations. Checks issued by the Company that have not yet been presented to the bank for payment are reported as accounts payable and commissions payable in the accompanying consolidated balance sheets. Accounts payable and commissions payable includes outstanding payments which had not yet been presented to the bank for payment in the amounts of $2,222,614 and $4,775,189 as of September 30, 2013 and June 30, 2013, respectively.

e)	Concentrations

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

f)	Accounts Receivable

The Company’s receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

The Company derives a substantial portion of its revenue through independently-owned agent offices operating under the various Company brands. Each individual agent office is responsible for some or all of the bad debt expense related to the underlying customers being serviced by the office. To facilitate this arrangement, each office is required to maintain a security deposit with the Company that is recognized as a liability in the Company’s financial statements. The Company charges each individual office’s bad debt reserve account for any accounts receivable aged beyond 90 days. The bad debt reserve account is continually replenished with a portion (typically 5% – 10%) of the office’s weekly commission check being directed to fund this account. However, the bad debt reserve account may carry a deficit balance when amounts charged to this reserve exceed amounts otherwise available in the bad debt reserve account. In these circumstances, deficit bad debt reserve accounts are recognized as a receivable in the Company’s financial statements. Further, the agency agreements provide that the Company may withhold all or a portion of future commission checks payable to the individual office in satisfaction of any deficit balance. Currently, a number of the Company’s agency offices have a deficit balance in their bad debt reserve account. The Company expects to replenish these funds through the future business operations of these offices. However, to the extent any of these offices were to cease operations or otherwise be unable to replenish these deficit accounts, the Company would be at risk of loss for any such amount. The Company is currently in collection proceedings against two customers who owe the Company approximately $1.1 million. The Company has expensed its portion of these amounts. While there can be no assurance as to the amount that may be recovered in the future, the Company does not believe its exposure to these customers will be material based upon, among others: (i) the Company’s historic collection experience; (ii) the portion of the bad debt recoverable from the individual agency location responsible for the account; and (iii) the anticipated recovery likely from these customers.

g)	Furniture and Equipment

Technology (computer software, hardware, and communications), furniture, and equipment are stated at cost, less accumulated depreciation over the estimated useful lives of the respective assets. Depreciation is computed using five to seven year lives for vehicles, communication, office, furniture, and computer equipment using the straight line method of depreciation. Computer software is depreciated over a three year life using the straight line method of depreciation. For leasehold improvements, the cost is depreciated over the shorter of the lease term or useful life on a straight line basis. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in other income or expense. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred. Major renewals and improvements are capitalized.

h)	Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. The Company typically performs its annual goodwill impairment test effective as of April 1 of each year, unless events or circumstances indicate impairment may have occurred before that time. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. After assessing qualitative factors, the Company determined that no further testing was necessary. If further testing was necessary, the Company would have performed a two-step impairment test for goodwill. The first step requires the Company to determine the fair value of each reporting unit, and compare the fair value to the reporting unit’s carrying amount. The Company has only one reporting unit. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. As of September 30, 2013, management believes there are no indications of impairment.

i)	Long-Lived Assets

Acquired intangibles consist of customer related intangibles and non-compete agreements arising from the Company’s acquisitions. Customer related intangibles are amortized using accelerated methods over approximately five years and non-compete agreements are amortized using the straight line method over the term of the underlying agreements.

The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Management has performed a review of all long-lived assets and has determined no impairment of the respective carrying value has occurred as of September 30, 2013.

j)	Business Combinations

The Company accounts for business combinations using the purchase method of accounting and allocates the purchase price to the tangible and intangible assets acquired and the liabilities assumed based upon their estimated fair values at the acquisition date. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

The fair values of intangible assets acquired are estimated using a discounted cash flow approach with Level 3 inputs. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, the Company uses risk-adjusted cash flows discounted at rates considered appropriate given the inherent risks associated with each type of asset. The Company believes the level and timing of cash flows appropriately reflects market participant assumptions.

The Company determines the acquisition date fair value of the contingent consideration payable based on the likelihood of paying the contingent consideration as part of the consideration transferred. The fair value is estimated using projected future operating results and the corresponding future earn-out payments that can be earned upon the achievement of specified operating objectives and financial results by our acquired companies using Level 3 inputs and the amounts are then discounted to present value. These liabilities are measured quarterly at fair value, and any change in the contingent liability is included in the consolidated statements of operations.

k)	Commitments

The Company has operating lease commitments for equipment rentals, office space, and warehouse space under non-cancelable operating leases expiring at various dates through May 2021. Rent expense is recognized straight line over the term of the lease. Minimum future lease payments (excluding the lease termination liability) under these non-cancelable operating leases for the next five fiscal years ending June 30 and thereafter are as follows:

2014 (remaining portion)	$1,048,243
2015	1,056,043
2016	614,323
2017	325,463
2018	325,239
Thereafter	977,017

Total minimum lease payments	$4,346,328

Rent expense amounted to $359,344 and $536,907 for the three months ended September 30, 2013 and 2012, respectively.

l)	Lease Termination Costs

Lease termination costs consist of expenses related to future rent payments for which we no longer intend to receive any economic benefit. A liability is recorded when we cease to use leased space. Lease termination costs are calculated as the present value of lease payments, net of expected sublease income, and the loss on disposition of assets. During the three months ended September 30, 2013, the Company paid $50,721 of the liability.

m)	401(k) Savings Plan

The Company has an employee savings plan under which the Company provides safe harbor matching contributions. The Company’s contributions under the plans were $66,718 and $68,053 for the three months ended September 30, 2013 and 2012, respectively.

n)	Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense or other expense, respectively.

o)	Revenue Recognition and Purchased Transportation Costs

The Company is the primary obligor responsible for providing the service desired by the customer and is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer. At the Company’s sole discretion, it sets the prices charged to its customers, and is not required to obtain approval or consent from any other party in establishing its prices. The Company has multiple suppliers for the services it sells to its customers, and has the absolute and complete discretion and right to select the supplier that will provide the product(s) or service(s) ordered by a customer, including changing the supplier on a shipment-by-shipment basis. In most cases, the Company determines the nature, type, characteristics, and specifications of the service(s) ordered by the customer. The Company also assumes credit risk for the amount billed to the customer.

As a non-asset based carrier, the Company does not own transportation assets. The Company generates the major portion of its freight forwarding revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to its customers. Based upon the terms in the contract of carriage, revenues related to shipments where the Company issues a House Airway Bill or a House Ocean Bill of Lading are recognized at the time the freight is tendered to the direct carrier at origin net of taxes. Costs related to the shipments are also recognized at this same time based upon anticipated margins, contractual arrangements with direct carriers, and other known factors. The estimates are routinely monitored and compared to actual invoiced costs. The estimates are adjusted as deemed necessary by the Company to reflect differences between the original accruals and actual costs of purchased transportation.

This method generally results in recognition of revenues and purchased transportation costs earlier than the preferred methods under GAAP which does not recognize revenue until a proof of delivery is received or which recognizes revenue as progress on the transit is made. The Company’s method of revenue and cost recognition does not result in a material difference from amounts that would be reported under such other methods.

All other revenue, including revenue from other value added services including brokerage, warehousing and fulfillment services, is recognized upon completion of the service.

p)	Share-Based Compensation

The Company has issued restricted stock awards and stock options to certain directors, officers and employees. The Company accounts for share-based compensation under the fair value recognition provisions such that compensation cost is measured at the grant date based on the value of the award and is expensed ratably over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the percentage of awards that will be forfeited, stock volatility, the expected life of the award, and other inputs. If actual forfeitures differ significantly from the estimates, share-based compensation expense and the Company’s results of operations could be materially impacted. The Company issues new shares of common stock to satisfy exercises and vesting of awards granted under our stock plan.

The Company recorded share-based compensation expense of $133,189 and $101,501 for the three months ended September 30, 2013 and 2012, respectively.

q)	Basic and Diluted Income per Share

Basic income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares, such as stock options, had been issued and if the additional common shares were dilutive.

For the three months ended September 30, 2013, the weighted average outstanding number of potentially dilutive common shares totaled 35,987,483, including options to purchase 5,785,780 shares of common stock as of September 30, 2013, of which 1,741,050 were excluded as their effect would have been anti-dilutive. For the three months ended September 30, 2012, the weighted average outstanding number of potentially dilutive common shares totaled 35,602,281 shares of common stock, including options to purchase 4,948,719 shares of common stock as of September 30, 2012, of which 1,240,803 were excluded as their effect would have been anti-dilutive.

The following table reconciles the numerator and denominator of the basic and diluted per share computations for earnings per share as follows:

	Three months ended September 30,
	2013	2012
Weighted average basic shares outstanding	33,337,362	33,031,110
Dilutive effect of share-based awards	2,650,121	2,571,171

Weighted average dilutive shares outstanding	35,987,483	35,602,281

r)	Other Comprehensive Income

The Company has no components of Other Comprehensive Income and, accordingly, no Statement of Comprehensive Income has been included in the accompanying condensed consolidated financial statements.

s)	Reclassifications

Certain amounts for prior periods have been reclassified in the accompanying condensed consolidated financial statements to conform to the classification used in fiscal year 2013.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following:

	September 30, 2013	June 30, 2013
Vehicles	$30,288	$30,288
Communication equipment	36,341	36,341
Office and warehouse equipment	313,721	313,721
Furniture and fixtures	197,710	197,710
Computer equipment	659,941	621,511
Computer software	1,819,639	1,816,332
Leasehold improvements	754,663	752,723

	3,812,303	3,768,626
Less: Accumulated depreciation and amortization	(2,608,426)	(2,478,808)

Furniture and equipment, net	$1,203,877	$1,289,818

Depreciation and amortization expense related to furniture and equipment was $129,618 and $162,709 for the three months ended September 30, 2013 and 2012, respectively.

NOTE 4 – ACQUIRED INTANGIBLE ASSETS

The table below reflects acquired intangible assets related to the acquisitions of Airgroup, Automotive Services Group, Adcom, DBA, ISLA, ALBS, Marvir and IFS:

	September 30, 2013		June 30, 2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Customer related	$19,505,640	$11,195,790	$19,505,640	$10,511,810
Covenants not to compete	450,000	229,167	450,000	212,667

Total	$19,955,640	$11,424,957	$19,955,640	$10,724,477

Amortization expense amounted to $700,480 and $957,095 for the three months ended September 30, 2013 and 2012, respectively. Future amortization expense for the fiscal years ending June 30 are as follows:

2014 (remaining portion)	$1,649,695
2015	1,849,111
2016	2,954,003
2017	1,966,974
2018	110,900

$8,530,683

NOTE 5 – NOTES PAYABLE AND OTHER LONG-TERM DEBT

Notes payable and other long-term debt consist of the following:

	September 30, 2013	June 30, 2013
Notes Payable – Caltius	$8,000,000	$10,000,000
Less: Original Issue Discount (net)	(849,412)	(899,700)
Less: Debt Issuance Costs (net)	(460,785)	(488,065)

Total Caltius Senior Subordinated Notes (net)	6,689,803	8,612,235
Notes Payable to former shareholders of DBA	767,091	767,091
Long-Term Credit Facility	17,049,612	8,601,189

Total notes payable and other long-term debt	24,506,506	17,980,515
Less: Current portion	(767,091)	(767,091)

Total notes payable and other long-term debt	$23,739,415	$17,213,424

Future maturities of notes payable and other long-term debt for the fiscal years ending June 30 and thereafter are as follows:

2014 (remaining portion)	$767,091
2015	—
2016	17,049,612
2017	8,000,000

$25,816,703

Bank of America Credit Facility

The Company has a $30.0 million senior credit facility (the “Credit Facility”) with Bank of America, N.A. (the “Lender”). The Credit Facility includes a $2.0 million sublimit to support letters of credit and matures the earlier of 1) six months prior to the December 1, 2016 maturity of the Senior Subordinated Notes, or 2) August 9, 2018.

Through the first anniversary of the Credit Facility, borrowings accrue interest, at the Company’s option, at the Lender’s prime rate minus 0.50% or LIBOR plus 2.25%. The rates can be subsequently adjusted based on the Company’s fixed charge coverage ratio at the Lender’s base rate plus 0.0% to 0.50% or LIBOR plus 1.50% to 2.25%. The Credit Facility is collateralized by the Company’s accounts receivable and other assets of its subsidiaries.

The available borrowing amount is limited to up to 85% of eligible domestic accounts receivable and, subject to certain sub-limits, 75% of eligible accrued but unbilled receivables and foreign accounts receivable. Borrowings are available to fund future acquisitions, capital expenditures, repurchase of Company stock or for other corporate purposes. The terms of the Credit Facility are subject to customary financial and operational covenants, including covenants that may limit or restrict the ability to, among other things, borrow under the Credit facility, incur indebtedness from other lenders, and make acquisitions. As of September 30, 2013, the Company was in compliance with all of its covenants.

As of September 30, 2013, based on available collateral and $286,800 in outstanding letter of credit commitments, there was approximately $8,851,000 available for borrowing under the Credit Facility based on advances outstanding.

Caltius Senior Subordinated Notes

In connection with the Company’s acquisition of ISLA, the Company entered into an Investment Agreement with Caltius Partners IV, LP and Caltius Partners Executive IV, LP (collectively, “Caltius”). Under the Investment Agreement, Caltius provided the Company with a $10.0 million aggregate principal amount evidenced by the issuance of senior subordinated notes (the “Senior Subordinated Notes”), the net proceeds of which were primarily used to finance the cash payments due at closing of the ISLA transaction. The Senior Subordinated Notes accrue interest at the rate of 13.5% per annum (the “Accrual Rate”), and must be paid currently in cash on a quarterly basis at a rate of 11.75% per annum (the “Pay Rate”). The outstanding principal balance of the Senior Subordinated Notes will be increased by an amount (the “PIK Amount”) equal to the difference between interest accrued at the Accrual Rate and Interest Accrued at the Pay Rate unless the Company makes an election to pay the PIK Amount in cash. The Company has exercised its option to pay all PIK in cash. The Senior Subordinated Notes are non-amortizing, with all principal due upon maturity at December 1, 2016. The Company repaid $2.0 million of principal during the three months ended September 30, 2013.

The terms of the Investment Agreement are subject to customary financial and operational covenants, including covenants that may limit or restrict the ability to, among other things, incur indebtedness from other lenders, and make acquisitions. As of September 30, 2013, the Company was in compliance with all of its covenants under the Investment Agreement.

DBA Notes Payable

In connection with the DBA acquisition, the Company issued notes payable in the amount of $4.8 million payable to the former shareholders of DBA. The notes accrue interest at a rate of 6.5%, and such interest is payable quarterly. The Company elected to satisfy $2.4 million of the notes through the issuance of the Company’s common stock. The principal amount of the notes is payable annually on April 6 with the final installment due in fiscal year 2014.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, par value at $.001 per share. As of September 30, 2013 and June 30, 2013, none of the shares were issued or outstanding.

Common Stock Repurchase Program

The Company’s Board of Directors in November 2012 approved the repurchase of a maximum of 3,000,000 shares of Company common stock through December 31, 2013 to be retired as purchased. No shares have been repurchased during the three months ended September 30, 2013.

NOTE 7 – VARIABLE INTEREST ENTITY AND RELATED PARTY TRANSACTIONS

RLP is owned 40% by RGL and 60% by RCP, a company for which the Chief Executive Officer of the Company is the sole member. RLP is a certified minority business enterprise that was formed for the purpose of providing the Company with a national accounts strategy to pursue corporate and government accounts with diversity initiatives. RCP’s ownership interest entitles it to a majority of the profits and distributable cash, if any, generated by RLP. The operations of RLP are intended to provide certain benefits to the Company, including expanding the scope of services offered by the Company and participating in supplier diversity programs not otherwise available to the Company. In the course of evaluating and approving the ownership structure, operations and economics emanating from RLP, a committee consisting of the independent Board member of the Company, considered, among other factors, the significant benefits provided to the Company through association with a minority business enterprise, particularly as many of the Company’s largest current and potential customers have a need for diversity offerings. In addition, the Committee concluded that the economic relationship with RLP was on terms no less favorable to the Company than terms generally available from unaffiliated third parties.

Certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have the sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered “variable interest entities”. RLP qualifies as a variable interest entity and is included in the Company’s condensed consolidated financial statements.

For the three months ended September 30, 2013, RLP recorded $27,737 in profits, of which RCP’s distributable share was $16,642. For the three months ended September 30, 2012, RLP recorded $50,435 in profits, of which RCP’s distributable share was $30,261. The non-controlling interest recorded as a reduction of income on the statements of operations represents RCP’s distributive share.

NOTE 8 – FAIR VALUE MEASUREMENTS

The following table sets forth the Company’s financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of September 30, 2013
	Level 3	Total
Contingent consideration	$3,830,000	$3,830,000

	Fair Value Measurements as of June 30, 2013
	Level 3	Total
Contingent consideration	$4,025,000	$4,025,000

The Company has contingent obligations to transfer cash payments and equity shares to former shareholders of acquired operations in conjunction with certain acquisitions if specified operating results and financial objectives are met over the next three fiscal years. Contingent consideration is measured quarterly at fair value, and any change in the contingent liability is included in the consolidated statements of operations. The Company recorded a decrease to contingent consideration of $195,000 and an increase to contingent consideration of $50,000 for the three months ended September 30, 2013 and 2012, respectively, primarily for the ISLA and ALBS acquisitions. The reductions in contingent consideration were a result of the acquisitions not meeting their anticipated financial targets and additionally management’s judgment surrounding the projected future operating results of the acquired businesses relative to the specified operating objectives and financial targets associated with earn-outs in their respective agreements.

The Company uses projected future financial results based on recent and historical data to value the anticipated future earn-out payments. To calculate fair value, the future earn-out payments were then discounted using Level 3 inputs. The Company has classified the contingent consideration as Level 3 due to the lack of relevant observable market data over fair value inputs. The Company believes the discount rate used to discount the earn-out payments reflects market participant assumptions. Changes in assumptions and operating results could have a significant impact on the earn-out amount, up to a maximum of $11,800,000 through earn-out periods measured through February 2016.

The following table provides a reconciliation of the beginning and ending liabilities for the liabilities measured at fair value using significant unobservable inputs (Level 3):

Contingent consideration
Balance, June 30, 2013	$4,025,000
Change in fair value	(195,000)

Balance, September 30, 2013	$3,830,000

NOTE 9 – PROVISION FOR INCOME TAXES

	Three months ended September 30,
	2013	2012
Current income tax expense	$802,472	$714,072
Deferred income tax benefit	(150,637)	(374,068)

Income tax expense	$651,835	$340,004

Tax years which remain subject to examination by federal and state authorities are the years ended June 30, 2010 through June 30, 2013.

NOTE 10 – SHARE-BASED COMPENSATION

Stock Awards

The Company granted restricted stock awards to certain employees in August 2012. The shares are restricted in transferability for a term of up to five years and are forfeited in the event the employee terminates employment prior to the lapse of the restriction. The awards generally vest ratably over a five-year period. During the three months ended September 30, 2013 and 2012, the Company recognized share-based compensation expense of $1,261 and $7,181, respectively, related to stock awards. During the three months ended September 30, 2013 there was no change to the 10,804 unvested shares.

Stock Options

In July 2013, the Company issued options to certain employees and directors to purchase 300,000 shares of common stock at an exercise price of $1.91 per share. In September 2013, the Company issued options to certain employees to purchase 229,999 shares of common stock at an exercise price of $2.20 per share. The options generally vest ratably over a five-year period.

During the three months ended September 30, 2013, the weighted average fair value per share of employee options granted was $1.26. The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each issuance of options:

Three months ended September 30, 2013
Risk-Free Interest Rate	1.95% - 2.02%
Expected Term	6.5 years
Expected Volatility	64.60% - 64.91%
Expected Dividend Yield	0.00%

During the three months ended September 30, 2013 and 2012, the Company recognized share-based compensation expense related to stock options of $131,928 and $94,320, respectively. The following table summarizes activity under the plan for the three months ended September 30, 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life – Years	Aggregate Intrinsic Value
Outstanding as of June 30, 2013	5,255,781	$1.05	5.08 years	$5,110,000
Granted	529,999	2.04	10.00 years	—

Outstanding as of September 30, 2013	5,785,780	$0.88	5.37 years	$6,275,386

Exercisable as of September 30, 2013	3,662,932	$0.65	3.23 years	$5,715,131

NOTE 11 – CONTINGENCIES

Legal Proceedings

DBA Distribution Services, Inc.

In December 2012, an arbitrator awarded the Company net damages of $698,623 from the former shareholders of DBA, finding that the former shareholders breached certain representations and warranties contained in the DBA Agreement. In addition, the arbitrator found that Paul Pollara breached his noncompetition obligation to the Company and enjoined Mr. Pollara from engaging in any activity in contravention of his obligations of noncompetition and non-solicitation, including activities that relate to Santini Productions and his spouse, Bretta Santini Pollara until March 2016. The award also provided that the former DBA Shareholders and Mr. Pollara must pay to the Company the administrative fees, compensation and expenses of the arbitrator associated with the arbitration. The award has been off-set against amounts due to former shareholders of acquired operations. The gain on litigation settlement was recorded net of judgment interest and associated legal costs.

In a related matter, in December 2011, Ms. Pollara filed a claim for declaratory relief against the Company seeking an order stipulating that she is not bound by the non-compete covenant contained within the DBA Agreement signed by her husband, Mr. Pollara. On January 23, 2012, the Company filed a counterclaim against Ms. Pollara, her company Santini Productions, Daniel Reffner (a former employee of the Company now working for Ms. Pollara), and Oceanair, Inc. (“Oceanair”, a company doing business with Santini Productions). The Company’s counterclaim alleges claims for statutory and common law misappropriation of trade secrets, breach of duty of loyalty, and unfair competition, and seeks damages in excess of $500,000. Following certain procedural motions, two of our wholly-owned subsidiaries, DBA and RGL, intervened and filed a Second Amendment Counterclaim in the lawsuit. After further procedural matters were addressed, the claims that remain at issue are: (1) DBA’s statutory trade secret misappropriation claim against Ms. Pollara, Santini Productions, and Oceanair; (2) RGL’s and DBA’s claims for interference with contractual relations against Oceanair; and (3) RGL’s and DBA’s claim for inducement to breach contract against Oceanair. A trial date is scheduled for April 2014.

In addition to the foregoing, the Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Contingent Consideration and Earn-out Payments

The Company’s agreements with respect to the acquisitions of ISLA, ALBS, Marvir, and IFS contain future consideration provisions which provide for the selling shareholder to receive additional consideration if specified operating objectives and financial results are achieved in future periods, as defined in their respective agreements. Any changes to the fair value of the contingent consideration are recorded in the consolidated statements of operations. Earn-out payments are generally due annually on November 1, and 90 days following the quarter of the final earn-out period for each respective acquisition.

The following table represents the estimated undiscounted earn-out payments to be paid in each of the following fiscal years:

	2014	2015	2016	Total
	(remaining)
Earn-out payments (in thousands):
Cash	$259	$513	$2,578	$3,350
Equity	58	37	539	634

Total estimated earn-out payments(1)	$317	$550	$3,117	$3,984

(1)	The Company generally has the right but not the obligation to satisfy a portion of the earn-out payments in stock.

NOTE 12 – OPERATING AND GEOGRAPHIC SEGMENT INFORMATION

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding allocation of resources and assessing performance. The Company’s chief operating decision-maker is the Chief Executive Officer. The Company continues to operate in a single operating segment.

The Company’s revenue generated within the United States consists of any shipment whose origin and destination is within the United States. The following data presents the Company’s revenue generated from shipments to and from the United States and all other countries, which is determined based upon the geographic location of a shipment’s initiation and destination points (in thousands):

	United States		Other Countries		Total
	2013	2012	2013	2012	2013	2012
Three months ended September 30:
Revenue	$44,505	$42,617	$32,197	$36,531	$76,702	$79,148
Cost of transportation	29,106	28,240	24,375	28,670	53,481	56,910

Net revenue	$15,399	$14,377	$7,822	$7,861	$23,221	$22,238

NOTE 13 – SUBSEQUENT EVENT

On October 1, 2013, through a wholly-owned subsidiary, the Company acquired the stock of On Time Express, Inc. The acquisition is valued at an aggregate base purchase price of up to $20.0 million, consisting of $7.0 million paid in cash at closing, $0.5 million paid through the issuance of 237,320 shares of common stock, $0.5 million held-back upon final determination of working capital, $2.0 million of notes payable to the former shareholders payable in four quarterly installments, and up to $10.0 million in Tier-1 earn-out payments covering the four-year earn-out period immediately following closing. In addition to the base purchase price, a Tier-2 earn-out payment can be earned if the cumulative adjusted EBITDA over the four year earn-out period exceeds the target. The results of operations for the business acquired will be included in our financial statements as of the date of purchase. The Company is in the process of valuing the assets acquired and liabilities assumed based on their estimated fair values at the date these financial statements were issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors

Radiant Logistics, Inc.

Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Radiant Logistics, Inc. (“the Company”) as of June 30, 2013 and 2012, and the related consolidated statements of income (operations), stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radiant Logistics, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ PETERSON SULLIVAN LLP

September 30, 2013

RADIANT LOGISTICS, INC.

Consolidated Balance Sheets

	June 30, 2013	June 30, 2012
ASSETS
Current assets:
Cash and cash equivalents	$1,024,192	$66,888
Accounts receivable, net of allowance of $1,445,646 and $1,311,670, respectively	52,131,462	51,939,016
Current portion of employee and other receivables	328,123	201,451
Income tax deposit	—	11,248
Prepaid expenses and other current assets	2,477,904	2,573,531
Deferred tax asset	908,564	684,231

Total current assets	56,870,245	55,476,365

Furniture and equipment, net	1,289,818	1,735,157

Acquired intangibles, net	9,231,163	11,722,812
Goodwill	15,952,544	14,951,217
Employee and other receivables, net of current portion	72,433	162,088
Deposits and other assets	336,613	422,500
Deferred tax asset	—	33,259

Total long-term assets	25,592,753	27,291,876

Total assets	$83,752,816	$84,503,398

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued transportation costs	$35,767,785	$39,702,020
Commissions payable	6,086,324	4,633,880
Other accrued costs	2,176,567	2,041,596
Income taxes payable	361,571	—
Current portion of notes payable to former shareholders of DBA	767,091	767,092
Current portion of contingent consideration	305,000	—
Current portion of lease termination liability	305,496	—
Amounts due to former shareholders of acquired operations	—	2,664,224
Other current liabilities	—	64,392

Total current liabilities	45,769,834	49,873,204

Notes payable and other long-term debt, net of current portion and debt discount	17,213,424	16,257,695
Contingent consideration, net of current portion	3,720,000	6,200,000
Lease termination liability, net of current portion	505,353	—
Deferred rent liability	583,401	680,521
Deferred tax liability	73,433	—
Other long-term liabilities	2,610	89,887

Total long-term liabilities	22,098,221	23,228,103

Total liabilities	67,868,055	73,101,307

Stockholders’ equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.001 par value, 100,000,000 and 50,000,000 shares authorized. 33,348,166 and 33,025,865 issued and outstanding, respectively	14,803	14,481
Additional paid-in capital	13,873,157	13,003,987
Deferred compensation	(14,252)	—
Retained earnings (deficit)	1,943,530	(1,713,928)

Total Radiant Logistics, Inc. stockholders’ equity	15,817,238	11,304,540

Non-controlling interest	67,523	97,551

Total stockholders’ equity	15,884,761	11,402,091

Total liabilities and stockholders’ equity	$83,752,816	$84,503,398

The accompanying notes form an integral part of these consolidated financial statements

RADIANT LOGISTICS, INC.

Consolidated Statements of Income (Operations)

	YEAR ENDED JUNE 30, 2013	YEAR ENDED JUNE 30, 2012
Revenue	$310,835,104	$297,003,096
Cost of transportation	222,402,301	212,294,364

Net revenues	88,432,803	84,708,732

Agent commissions	52,465,832	52,427,051
Personnel costs	16,111,370	13,191,851
Selling, general and administrative expenses	9,770,287	11,348,154
Depreciation and amortization	3,943,795	3,142,849
Transition and lease termination costs	1,544,454	1,018,298
Change in contingent consideration	(2,825,000)	(900,000)

Total operating expenses	81,010,738	80,228,203

Income from operations	7,422,065	4,480,529

Other income (expense):
Interest income	15,688	19,298
Interest expense	(2,015,944)	(1,269,439)
Gain on litigation settlement, net	368,162	—
Other	346,617	323,620

Total other expense	(1,285,477)	(926,521)

Income before income tax expense	6,136,588	3,554,008
Income tax expense	(2,371,158)	(1,474,820)

Net income	3,765,430	2,079,188
Less: Net income attributable to non-controlling interest	(107,972)	(177,794)

Net income attributable to Radiant Logistics, Inc.	$3,657,458	$1,901,394

Net income per common share – basic	$0.11	$0.06
Net income per common share – diluted	$0.10	$0.05
Weighted average shares outstanding:
Basic shares	33,120,767	32,260,375
Diluted shares	35,690,119	35,113,021

The accompanying notes form an integral part of these consolidated financial statements

RADIANT LOGISTICS, INC.

Consolidated Statements of Stockholders’ Equity

	RADIANT LOGISTICS, INC. STOCKHOLDERS
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	DEFERRED COMPENSATION	RETAINED EARNINGS (DEFICIT)	NON- CONTROLLING INTEREST	TOTAL STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT
Balance as of June 30, 2011	31,676,438	$18,051	$11,060,701	$(1,407,455)	$—	$(3,615,322)	$93,757	$6,149,732
Issuance of common stock to the former Adcom shareholder per earn-out agreement at $2.29 per share	134,475	134	308,414	—	—	—	—	308,548
Issuance of common stock related to funding for ISLA acquisition at $2.35 per share	500,000	500	1,174,500	—	—	—	—	1,175,000
Issuance of common stock related to purchase of ISLA at $2.40 per share	552,333	552	1,324,448	—	—	—	—	1,325,000
Issuance of common stock related to purchase of ALBS at $2.07 per share	142,489	143	294,857	—	—	—	—	295,000
Share-based compensation	—	—	225,991	—	—	—	—	225,991
Exercise of stock options	20,130	20	5,658	—	—	—	—	5,678
Tax benefit from exercise of stock options	—	—	11,954	—	—	—	—	11,954
Retirement of treasury stock	—	(4,919)	(1,402,536)	1,407,455	—	—	—	—
Distributions to non-controlling interest	—	—	—	—	—	—	(174,000)	(174,000)
Net income for the year ended June 30, 2012	—	—	—	—	—	1,901,394	177,794	2,079,188

Balance as of June 30, 2012	33,025,865	$14,481	$13,003,987	$—	—	$(1,713,928)	$97,551	$11,402,091
Issuance of common stock to the former Adcom shareholder per earn-out agreement at $1.71 per share	252,362	252	431,860	—	—	—	—	432,112
Share-based compensation	—	—	358,388	—	—	—	—	358,388
Grant of restricted stock awards at $1.62 per share	15,565	16	25,199	—	(25,215)	—	—	—
Amortization of deferred compensation	—	—	—	—	10,963	—	—	10,963
Exercise of stock options	30,000	30	4,770	—	—	—	—	4,800
Cashless exercise of stock options	24,374	24	(24)	—	—	—	—	—
Tax benefit from exercise of stock options	—	—	48,977	—	—	—	—	48,977
Distributions to non-controlling interest	—	—	—	—	—	—	(138,000)	(138,000)
Net income for the year ended June 30, 2013	—	—	—	—	—	3,657,458	107,972	3,765,430

Balance as of June 30, 2013	33,348,166	$14,803	$13,873,157	$—	$(14,252)	$1,943,530	$67,523	$15,884,761

The accompanying notes form an integral part of these consolidated financial statements.

RADIANT LOGISTICS, INC.

Consolidated Statements of Cash Flows

	YEAR ENDED JUNE 30, 2013	YEAR ENDED JUNE 30, 2012
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	$3,657,458	$1,901,394
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
share-based compensation expense	369,351	225,991
amortization of intangibles	3,314,616	2,636,145
depreciation and leasehold amortization	629,179	506,704
deferred income tax (benefit)	(300,269)	(61,320)
amortization of loan fees and original issue discount	280,790	143,852
change in contingent consideration	(2,825,000)	(900,000)
gain on litigation settlement	(698,623)	—
lease termination costs	1,439,018	—
change in non-controlling interest	107,972	177,794
loss on disposal of fixed assets	13,061	—
change in (recovery of) provision for doubtful accounts	133,976	(280,565)
CHANGE IN OPERATING ASSETS AND LIABILITIES:
accounts receivable	(484,383)	(10,081,398)
employee and other receivables	(37,017)	48,801
income tax deposit and income taxes payable	372,819	(345,247)
prepaid expenses, deposits and other assets	183,253	(772,082)
accounts payable and accrued transportation costs	(4,044,136)	11,003,181
commissions payable	1,390,029	(602,575)
other accrued costs	134,971	48,902
other liabilities	(62,843)	(135,927)
deferred rent liability	(1,237)	48,891
lease termination liability	(674,349)	—

Net cash provided by operating activities	2,898,636	3,562,541

CASH FLOWS USED FOR INVESTING ACTIVITIES:
Acquisitions during fiscal year 2013, net of acquired cash of $3,278	(625,128)	—
Acquisition of ISLA International, Ltd.	—	(7,656,582)
Acquisition of Brunswicks Logistics, Inc. d/b/a/ ALBS Logistics, Inc.	—	(2,655,000)
Purchase of furniture and equipment	(323,430)	(701,062)
Payments to former shareholders of acquired operations	(1,583,489)	(515,525)

Net cash used for investing activities	(2,532,047)	(11,528,169)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from (repayments to) credit facility, net of credit fees	1,442,030	(617,858)
Proceeds from debt issuance to Caltius, net of debt issuance costs of $637,407	—	9,362,593
Repayments of notes payable to former shareholders of DBA	(767,092)	(865,817)
Distributions to non-controlling interest	(138,000)	(174,000)
Cost of shelf registration statement	—	(124,219)
Proceeds from exercise of stock options	4,800	5,678
Tax benefit from exercise of stock options	48,977	11,954

Net cash provided by financing activities	590,715	7,598,331

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	957,304	(367,297)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	66,888	434,185

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,024,192	$66,888

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$2,332,558	$1,910,955
Interest paid	$1,735,500	$879,796

RADIANT LOGISTICS, INC.

Consolidated Statements of Cash Flows (continued)

Supplemental disclosure of non-cash investing and financing activities:

In December 2011, the Company issued 134,475 shares of common stock at a fair value of $2.29 per share in satisfaction of the $308,548 Adcom earn-out payment for the year ended June 30, 2011, resulting in a decrease to the amount due to former shareholders of acquired operations, an increase in common stock issuable of $134 and an increase in additional paid-in capital of $308,414.

In December 2011, the Company issued 500,000 shares of common stock at a fair value of $2.35 per share related to the funding received from Caltius and used in the acquisition of ISLA, resulting in a decrease to notes payable and other long-term debt of $1,175,000, an increase in common stock issuable of $500 and an increase in additional paid-in capital of $1,174,500.

In March 2012, the Company issued 552,333 shares of common stock at a fair value of $2.40 per share in satisfaction of $1,325,000 of the ISLA purchase price, resulting in a decrease to the amount due to former shareholders of acquired operations, an increase in common stock issuable of $552 and an increase to additional paid-in-capital of $1,324,448.

In May 2012, the Company issued 142,489 shares of common stock at a fair value of $2.07 per share in satisfaction of $295,000 of the ALBS purchase price, resulting in a decrease to the amount due to former shareholders of acquired operations, an increase in common stock issuable of $143 and an increase to additional paid-in-capital of $294,857.

In June 2012, $864,224 was recorded as due to former shareholders of acquired operations and an increase to goodwill for the fourth annual earn-out from the Company’s acquisition of Adcom.

In November 2012, the Company transferred accounts receivable of $400,260 to the shareholders of Marvir Logistics, Inc. as part of the purchase price consideration.

In December 2012, an arbitrator awarded damages, net of interest, of $698,623 from the former shareholders of DBA. The award has been off-set against amounts due to former shareholders of acquired operations.

In March 2013, the Company issued 252,362 shares of common stock at a fair value of $1.71 per share in satisfaction of the $432,112 Adcom earn-out payment for the year ended June 30, 2012, resulting in a decrease to the amount due to former shareholders of acquired operations, an increase in common stock of $252 and an increase in additional paid-in capital of $431,860.

The accompanying notes form an integral part of these consolidated financial statements.

RADIANT LOGISTICS, INC.

Notes to the Consolidated Financial Statements

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

The Company

Radiant Logistics, Inc. (the “Company”) is a non-asset based transportation and logistics services company providing customers domestic and international freight forwarding services and other value added supply chain management services, including order fulfillment, inventory management and warehousing. The Company is executing a strategy to expand operations through a combination of organic growth and the strategic acquisition of non-asset based transportation and logistics providers meeting the Company’s acquisition criteria.

The Company’s first acquisition of Airgroup Corporation (“Airgroup”) was completed on January 1, 2006. Airgroup, headquartered in Bellevue, Washington, is a non-asset based logistics company providing domestic and international freight forwarding services through a network of independent agent offices across North America.

The Company continues to seek additional companies as suitable acquisition candidates and has completed seven acquisitions since its acquisition of Airgroup. In November 2007, the Company acquired certain assets of Automotive Services Group in Detroit, Michigan to service the automotive industry. In September 2008, the Company acquired Adcom Express, Inc. d/b/a Adcom Worldwide (“Adcom”), adding an additional 30 locations across North America and augmenting the Company’s overall domestic and international freight forwarding capabilities. In April 2011, the Company acquired DBA Distribution Services, Inc., d/b/a Distribution by Air (“DBA”), adding an additional 26 locations across North America, further expanding the Company’s physical network and service capabilities. In December 2011, the Company acquired Laredo, Texas based ISLA International, Ltd. (“ISLA”) to serve as the Company’s gateway to Mexico. In February 2012, the Company acquired New York-JFK based Brunswicks Logistics, Inc. d/b/a ALBS Logistics, Inc. (“ALBS”), a strategic location for domestic and international logistics services. In November 2012, the Company acquired certain assets of Los Angeles, California based Marvir Logistics, Inc., (“Marvir”) an independent operating partner since 2006. On December 31, 2012, the Company acquired International Freight Systems of Oregon, Inc. (“IFS”) an independent operating partner since January 2007.

In connection with the acquisition of Adcom, the Company changed the name of Airgroup Corporation to Radiant Global Logistics, Inc. (“RGL”) in order to better position its centralized back-office operations to service a multi-brand network. RGL, through the Radiant, Airgroup, Adcom and DBA network brands, has a diversified account base including manufacturers, distributors and retailers using a network of independent carriers through a combination of company-owned and independent agency offices and international agents positioned strategically around the world.

The Company’s growth strategy will continue to focus on both organic growth and growth through acquisitions. For organic growth, the Company will focus on strengthening and retaining existing, and expanding new, customer agency relationships. Since the Company’s acquisition of Airgroup in January 2006, the Company has focused its efforts on the build-out of its network of independent agency offices, as well as enhancing its back-office infrastructure, transportation and accounting systems. In addition to the focus on organic growth, the Company will continue to search for targets that fit within its acquisition criteria.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as a single variable interest entity, Radiant Logistics Partners, LLC (“RLP”), which is 40% owned by RGL, and 60% owned by Radiant Capital Partners, LLC (“RCP”, see Note 8), an affiliate of Bohn H. Crain, the Company’s Chief Executive Officer, whose accounts are included in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include revenue recognition, accruals for the cost of purchased transportation, the fair value of acquired assets and liabilities, changes in contingent consideration, accounting for the issuance of shares and share-based compensation, the assessment of the recoverability of long-lived assets and goodwill, and the establishment of an allowance for doubtful accounts. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from those estimates.

b)	Fair Value Measurements

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

c)	Fair Value of Financial Instruments

The fair values of the Company’s receivables, income tax deposit, accounts payable and accrued transportation costs, commissions payable, other accrued costs, income taxes payable and amounts due to former shareholders of acquired operations approximate the carrying values due to the relatively short maturities of these instruments. The fair value of the Company’s credit facility, DBA notes payable, and other long-term liabilities would not differ significantly from the recorded amount if recalculated based on current interest rates. The fair value of the subordinated Caltius notes payable is not practicable to determine given the complex terms associated with this instrument. Contingent consideration attributable to the Company’s recent acquisitions of ISLA, ALBS, Marvir and IFS are reported at fair value.

d)	Cash and Cash Equivalents

For purposes of the statements of cash flows, cash equivalents include all highly-liquid investments with original maturities of three months or less that are not securing any corporate obligations. Checks issued by the Company that have not yet been presented to the bank for payment are reported as accounts payable and commissions payable in the accompanying consolidated balance sheets. Accounts payable and commissions payable includes outstanding payments which had not yet been presented to the bank for payment in the amounts of $4,775,189 and $4,275,239 as of June 30, 2013 and 2012, respectively.

e)	Concentrations

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts.

f)	Accounts Receivable

The Company’s receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

The Company derives a substantial portion of its revenue through independently-owned agent offices operating under the various Company brands. Each individual agent office is responsible for some or all of the bad debt expense related to the underlying customers being serviced by the office. To facilitate this arrangement, each office is required to maintain a security deposit with the Company that is recognized as a liability in the Company’s financial statements. The Company charges each individual office’s bad debt reserve account for any accounts receivable aged beyond 90 days. The bad debt reserve account is continually replenished with a portion (typically 5% – 10%) of the office’s weekly commission check being directed to fund this account. However, the bad debt reserve account may carry a deficit balance when amounts charged to this reserve exceed amounts otherwise available in the bad debt reserve account. In these circumstances, deficit bad debt reserve accounts are recognized as a receivable in the Company’s financial statements. Further, the agency agreements provide that the Company may withhold all or a portion of future commission checks payable to the individual office in satisfaction of any deficit balance. Currently, a number of the Company’s agency offices have a deficit balance in their bad debt reserve account. The Company expects to replenish these funds through the future business operations of these offices. However, to the extent any of these offices were to cease operations or otherwise be unable to replenish these deficit accounts, the Company would be at risk of loss for any such amount. The Company is currently in collection proceedings against two customers who owe the Company approximately $1.1 million. The Company has expensed its portion of these amounts. While there can be no assurance as to the amount that may be recovered in the future, the Company does not believe its exposure to these customers will be material based upon, among others: (i) the Company’s historic collection experience; (ii) the portion of the bad debt recoverable from the individual agency location responsible for the account; and (iii) the anticipated recovery likely from these customers.

g)	Furniture and Equipment

Technology (computer software, hardware, and communications), furniture, and equipment are stated at cost, less accumulated depreciation over the estimated useful lives of the respective assets. Depreciation is computed using five to seven year lives for vehicles, communication, office, furniture, and computer equipment using the straight line method of depreciation. Computer software is depreciated over a three year life using the straight line method of depreciation. For leasehold improvements, the cost is depreciated over the shorter of the lease term or useful life on a straight line basis. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in other income or expense. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred. Major renewals and improvements are capitalized.

h)	Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. The Company typically performs its annual goodwill impairment test effective as of April 1 of each year, unless events or circumstances indicate impairment may have occurred before that time. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. After assessing qualitative factors, the Company determined that no further testing was necessary. If further testing was necessary, the Company would have performed a two-step impairment test for goodwill. The first step requires the Company to determine the fair value of each reporting unit, and compare the fair value to the reporting unit’s carrying amount. The Company has only one reporting unit. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit’s goodwill as of the assessment date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. As of June 30, 2013, management believes there are no indications of impairment.

The table below reflects changes in goodwill for the years ending June 30:

	2013	2012
Goodwill, beginning of year	$14,951,217	$6,650,008
2013 acquisitions	1,001,327	—
ISLA acquisition	—	5,095,870
ALBS acquisition	—	2,341,115
Adcom earn-out	—	864,224

Goodwill, end of year	$15,952,544	$14,951,217

i)	Long-Lived Assets

Acquired intangibles consist of customer related intangibles and non-compete agreements arising from the Company’s acquisitions. Customer related intangibles are amortized using accelerated methods over approximately five years and non-compete agreements are amortized using the straight line method over the term of the underlying agreements.

The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Management has performed a review of all long-lived assets and has determined no impairment of the respective carrying value has occurred as of June 30, 2013.

j)	Business Combinations

The Company accounts for business combinations using the purchase method of accounting and allocates the purchase price to the tangible and intangible assets acquired and the liabilities assumed based upon their estimated fair values at the acquisition date. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of income.

The fair values of intangible assets acquired are estimated using a discounted cash flow approach with Level 3 inputs. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, the Company uses risk-adjusted cash flows discounted at rates considered appropriate given the inherent risks associated with each type of asset. The Company believes the level and timing of cash flows appropriately reflects market participant assumptions.

The Company determines the acquisition date fair value of the contingent consideration payable based on the likelihood of paying the contingent consideration as part of the consideration transferred. The fair value is estimated using projected future operating results and the corresponding future earn-out payments that can be earned upon the achievement of specified operating objectives and financial results by our acquired companies using Level 3 inputs and the amounts are then discounted to present value. These liabilities are measured quarterly at fair value, and any change in the contingent liability is included in the consolidated statements of income.

k)	Commitments

The Company has operating lease commitments for equipment rentals, office space, and warehouse space under non-cancelable operating leases expiring at various dates through May 2021. Rent expense is recognized straight line over the term of the lease. Minimum future lease payments (excluding the lease termination liability) under these non-cancelable operating leases for the next five fiscal years ending June 30 and thereafter are as follows:

2014	$1,284,589
2015	922,951
2016	473,238
2017	313,648
2018	325,239
Thereafter	977,017

Total minimum lease payments	$4,296,682

Rent expense amounted to $1,895,590 and $2,025,548 for the years ended June 30, 2013 and 2012.

l)	Lease Termination Costs

Lease termination costs consist of expenses related to future rent payments for which we no longer intend to receive any economic benefit. A liability is recorded when we cease to use leased space. Lease termination costs are calculated as the present value of lease payments, net of expected sublease income, and the loss on disposition of assets. During the year ended June 30, 2013, the Company recorded a lease termination liability of $1,334,490 related to the lease termination, and paid $674,349 of the liability.

m)	401(k) Savings Plan

The Company has an employee savings plan under which the Company provides safe harbor matching contributions. During the years ended June 30, 2013 and 2012, the Company’s contributions under the plans were $266,788 and $176,855, respectively.

n)	Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense or other expense, respectively.

o)	Revenue Recognition and Purchased Transportation Costs

The Company is the primary obligor responsible for providing the service desired by the customer and is responsible for fulfillment, including the acceptability of the service(s) ordered or purchased by the customer. At the Company’s sole discretion, it sets the prices charged to its customers, and is not required to obtain approval or consent from any other party in establishing its prices. The Company has multiple suppliers for the services it sells to its customers, and has the absolute and complete discretion and right to select the supplier that will provide the product(s) or service(s) ordered by a customer, including changing the supplier on a shipment-by-shipment basis. In most cases, the Company determines the nature, type, characteristics, and specifications of the service(s) ordered by the customer. The Company also assumes credit risk for the amount billed to the customer.

As a non-asset based carrier, the Company does not own transportation assets. The Company generates the major portion of its freight forwarding revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to its customers. Based upon the terms in the contract of carriage, revenues related to shipments where the Company issues a House Airway Bill or a House Ocean Bill of Lading are recognized at the time the freight is tendered to the direct carrier at origin net of taxes. Costs related to the shipments are also recognized at this same time based upon anticipated margins, contractual arrangements with direct carriers, and other known factors. The estimates are routinely monitored and compared to actual invoiced costs. The estimates are adjusted as deemed necessary by the Company to reflect differences between the original accruals and actual costs of purchased transportation.

This method generally results in recognition of revenues and purchased transportation costs earlier than the preferred methods under GAAP which does not recognize revenue until a proof of delivery is received or which recognizes revenue as progress on the transit is made. The Company’s method of revenue and cost recognition does not result in a material difference from amounts that would be reported under such other methods.

All other revenue, including revenue from other value added services including brokerage, warehousing and fulfillment services, is recognized upon completion of the service.

p)	Share-Based Compensation

The Company has issued restricted stock awards and stock options to certain directors, officers and employees. The Company accounts for share-based compensation under the fair value recognition provisions such that compensation cost is measured at the grant date based on the value of the award and is expensed ratably over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the percentage of awards that will be forfeited, stock volatility, the expected life of the award, and other inputs. If actual forfeitures differ significantly from the estimates, share-based compensation expense and the Company’s results of operations could be materially impacted. The Company issues new shares of common stock to satisfy exercises and vesting of awards granted under our stock plan.

The Company recorded share-based compensation expense of $369,351 and $225,991 for the years ended June 30, 2013 and 2012, respectively.

q)	Basic and Diluted Income Per Share

Basic income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares, such as stock awards and stock options, had been issued and if the additional common shares were dilutive.

For the year ended June 30, 2013, the weighted average outstanding number of potentially dilutive common shares totaled 35,690,119 shares of common stock, including unvested restricted stock awards and options to purchase 5,255,781 shares of common stock as of June 30, 2013, of which 1,334,522 were excluded as their effect would have been antidilutive. For the year ended June 30, 2012, the weighted average outstanding number of potentially dilutive common shares totaled 35,113,021 shares of common stock, including options to purchase 4,873,174 shares of common stock as of June 30, 2012, of which 1,190,803 were excluded as their effect would have been antidilutive.

The following table reconciles the numerator and denominator of the basic and diluted per share computations for earnings per share as follows:

	Year ended June 30, 2013	Year ended June 30, 2012
Weighted average basic shares outstanding	33,120,767	32,260,375
Dilutive effect of share-based awards	2,569,352	2,852,646

Weighted average dilutive shares outstanding	35,690,119	35,113,021

r)	Comprehensive Income

The Company has no components of Other Comprehensive Income and, accordingly, no Statement of Comprehensive Income has been included in the accompanying consolidated financial statements.

s)	Reclassifications

Certain amounts for prior periods have been reclassified in the consolidated financial statements to conform to the classification used in fiscal year 2013.

NOTE 3 – BUSINESS ACQUISITIONS

Acquisition of Adcom Express, Inc.

On September 5, 2008, the Company entered into and closed a Stock Purchase Agreement (the “SPA”) pursuant to which it acquired Adcom, a privately-held Minnesota corporation founded in 1978. At the time of the acquisition, Adcom provided a full range of domestic and international freight forwarding solutions to a diversified account base including manufacturers, distributors and retailers through a combination of three company-owned and twenty-seven independent agency locations across North America.

Through the final earn-out period ended June 30, 2012, the former Adcom shareholders earned a total of $2,318,365 in base earn-out payments. Of this amount, $1,319,195 was paid in cash and $999,170 was settled in stock.

Acquisition of DBA Distribution Services, Inc.

On April 6, 2011, the Company closed on an Agreement and Plan of Merger (the “DBA Agreement”) pursuant to which the Company acquired DBA, a privately-held New Jersey corporation founded in 1981. At the time of the acquisition, DBA serviced a diversified account base including manufacturers, distributors and retailers through a combination of company-owned logistics offices located in Somerset, New Jersey and Los Angeles, California and twenty-four agency offices located across North America. For financial accounting purposes, the transaction was deemed to be effective as of April 1, 2011. The shares of DBA were acquired by the Company via a merger transaction pursuant to which DBA was merged into a newly-formed subsidiary of the Company. The $12.0 million purchase price consisted of $5.4 million paid in cash at closing, the delivery of $4.8 million in Company notes (see Note 6), and $1.8 million payable in cash in connection with the achievement of certain integration milestones, which was partially offset by damage awards in favor of the Company under an arbitration action between the Company and the former shareholders of DBA.

In February 2012, the Company initiated an arbitration action asserting claims for indemnification against the former shareholders of DBA under the DBA Agreement. In December 2012, an arbitrator awarded the Company net damages of $698,623 from the former shareholders of DBA, finding that the former shareholders breached certain representations and warranties contained in the DBA Agreement. The award also provided that the former DBA shareholders and Mr. Pollara must pay the Company’s administrative fees, compensation and expenses of the arbitrator associated with the arbitration. The award has been off-set against amounts due to former shareholders of acquired operations. The gain on litigation settlement was recorded net of judgment interest and associated legal costs (see Note 12).

The Company incurred $1,018,298 of non-recurring transition and lease termination costs for the year ended June 30, 2012, consisting principally of personnel, general and administrative costs that were eliminated in connection with the winding down of DBA’s historical back-office operations and transitioning them to the corporate headquarters. These costs are reported as a separate line item on the face of the Company’s consolidated statements of income.

Acquisition of ISLA International, Ltd.

On December 1, 2011, through a wholly-owned subsidiary, RGL, the Company acquired the operations and substantially all of the assets of Laredo, Texas based ISLA, a privately-held company founded in 1996. At the time of the acquisition, ISLA provided bilingual expertise in both north and south bound cross-border transportation and logistics services to a diversified account base including manufacturers in the automotive, appliance, electronics and consumer packaged goods industries from its strategically-aligned location in Laredo, Texas and serves as the Company’s gateway to the Mexico markets. The transaction was structured as an asset purchase and valued at up to approximately $14.957 million, consisting of $7.657 million paid in cash at closing, $1.325 million paid through the issuance of the Company’s common stock, and up to $5.975 million in aggregate earn-out payments covering the four-year earn-out period immediately following closing. The various earn-out payments shall be made in a combination of cash and common stock, as the Company may elect to satisfy up to 25% of each of the earn-out payments through the issuance of its common stock valued based upon a 30-day volume weighted average price to be calculated preceding the delivery of the shares.

Acquisition of Brunswicks Logistics, Inc.

On February 27, 2012, through a wholly-owned subsidiary, RGL, the Company acquired the operations and substantially all of the assets of New York based ALBS, a privately-held company founded in 1997. At the time of the acquisition, ALBS provided a full range of domestic and international transportation and logistics services across North America to a diversified account base including manufacturers, distributors and retailers from its strategic international gateway location at New York-JFK airport. The transaction was structured as an asset purchase and valued at up to approximately $7.275 million, consisting of $2.655 million paid in cash at closing, $295,000 paid through the issuance of the Company’s common stock, and up to $4.325 million in aggregate earn-out payments covering the four-year earn-out period immediately following closing.

Fiscal Year 2013 Acquisitions

During fiscal year 2013, the Company made two business acquisitions. Effective November 1, 2012, we acquired the assets and operations of our Los Angeles, California operating partner Marvir. Effective December 31, 2012, we acquired the stock of our Portland, Oregon operating partner IFS. The acquisition date fair value of the consideration transferred consisted of the following:

Fair value of consideration transferred
Cash, net of cash acquired	$625,128
Accounts receivable	400,260
Contingent consideration	650,000

Total	$1,675,388

The contingent consideration arrangements may require the Company to pay a total of an additional $1,500,000 in cash if each of the fiscal year 2013 acquisitions meets the specified operating objectives and financial results in their respective purchase agreements. The purchase price allocations for the fiscal year 2013 acquisitions are as follows:

Current assets	$181,623
Furniture and equipment	12,000
Intangibles	822,967
Goodwill	1,001,327

Total assets acquired	2,017,917
Current liabilities	109,901
Due to former shareholders of subsidiaries	50,000
Long-term deferred tax liability	182,628

Total liabilities acquired	342,529

Net assets acquired	$1,675,388

The results of operations for the businesses acquired are included in our financial statements as of the date of purchase.

In December 2012, the Company combined our two company-owned locations in Los Angeles. The Company recorded non-recurring transition and lease termination costs of $1,544,454 for the year ended June 30, 2013. The costs consist of future rent expenses emanating from the relocation of the former DBA facility in Los Angeles to a new location of $1,334,490, certain personnel costs that are being eliminated in connection with the combination of the historical DBA and Marvir locations in Los Angeles of $105,436, and a loss on disposal of furniture and equipment of $104,528. The lease termination costs and the related liabilities are recorded separately in the accompanying consolidated financial statements.

NOTE 4 – FURNITURE AND EQUIPMENT

	June 30, 2013	June 30, 2012
Vehicles	$30,288	$30,288
Communication equipment	36,341	30,006
Office equipment	313,721	529,716
Furniture and fixtures	197,710	212,058
Computer equipment	621,511	715,854
Computer software	1,816,332	1,698,123
Leasehold improvements	752,723	846,659

	3,768,626	4,062,704
Less: Accumulated depreciation and amortization	(2,478,808)	(2,327,547)

Furniture and equipment, net	$1,289,818	$1,735,157

Depreciation and amortization expense related to furniture and equipment was $629,179 and $506,704 for the years ended June 30, 2013 and 2012, respectively.

NOTE 5 – ACQUIRED INTANGIBLE ASSETS

The table below reflects acquired intangible assets related to the acquisitions of Airgroup, Automotive Services Group, Adcom, DBA, ISLA, ALBS, Marvir and IFS:

	Year ended June 30, 2013		Year ended June 30, 2012
	Gross carrying amount	Accumulated Amortization	Gross carrying amount	Accumulated Amortization
Amortizable intangible assets:
Customer related	$19,505,640	$10,511,810	$18,712,673	$7,275,865
Covenants not to compete	450,000	212,667	420,000	133,996

Total	$19,955,640	$10,724,477	$19,132,673	$7,409,861

Aggregate amortization expense:
For the year ended June 30, 2013		$3,314,616
For the year ended June 30, 2012		$2,636,145

Aggregate amortization expense for the years ended June 30:
2014		$2,350,175
2015		1,849,111
2016		2,954,003
2017		1,966,974
2018		110,900

Total		$9,231,163

NOTE 6 – NOTES PAYABLE AND OTHER LONG-TERM DEBT

Notes payable and other long-term debt consist of the following:

	June 30, 2013	June 30, 2012
Notes Payable – Caltius	$10,000,000	$10,000,000
Less: Original Issue Discount, net	(899,700)	(1,081,739)
Less: Debt Issuance Costs, net	(488,065)	(586,816)

Total Caltius Senior Subordinated Notes, net	8,612,235	8,331,445
Notes Payable – DBA shareholders	767,091	1,534,183
Long-Term Credit Facility	8,601,189	7,159,159

Total notes payable and other long-term debt	17,980,515	17,024,787
Less: Current portion	(767,091)	(767,092)

Total notes payable and other long-term debt	$17,213,424	$16,257,695

Future maturities of notes payable and other long-term debt for the years ending June 30 are as follows, without giving consideration to the refinancing of the Long-Term Credit Facility:

2014	$767,091
2015	8,601,189
2016	—
2017	10,000,000

$19,368,280

Bank of America – Credit Facility

As of June 30, 2013, the Company has a $20.0 million senior credit facility (the “Credit Facility”) with Bank of America, N.A. (the “Lender”). The Credit Facility includes a $1.0 million sublimit to support letters of credit and matures November 30, 2014, however was refinanced subsequent to year end (see Note 14). Borrowings accrue interest, at the Company’s option, at the Lender’s prime rate minus 0.75% to plus 0.50% or LIBOR plus 1.75% to 3.00%, and can be adjusted based on the Company’s performance relative to certain financial covenants. The Credit Facility is collateralized by the Company’s accounts receivable and other assets of its subsidiaries.

The available borrowing amount is limited to up to 80% of eligible domestic accounts receivable and up to 60% of eligible foreign accounts receivable, and is available to fund future acquisitions, capital expenditures or for other corporate purposes. The terms of the Credit Facility are subject to customary financial and operational covenants, including covenants that may limit or restrict the ability to, among other things, borrow under the Credit facility, incur indebtedness from other lenders, and make acquisitions. As of June 30, 2013, the Company was in compliance with all of its covenants.

The Company had $8,601,189 and $7,159,159 in advances under the Credit Facility as of June 30, 2013 and 2012, respectively.

As of June 30, 2013, based on available collateral and $286,800 in outstanding letter of credit commitments, there was $11,112,011 available for borrowing under the Credit Facility based on advances outstanding.

Caltius Senior Subordinated Notes

In connection with the Company’s acquisition of ISLA, the Company entered into an Investment Agreement with Caltius Partners IV, LP and Caltius Partners Executive IV, LP (collectively, “Caltius”). Under the Investment Agreement, Caltius provided the Company with a $10.0 million aggregate principal amount evidenced by the issuance of senior subordinated notes (the “Senior Subordinated Notes”), the net proceeds of which were primarily used to finance the cash payments due at closing of the ISLA transaction. The Senior Subordinated Notes accrue interest at the rate of 13.5% per annum (the “Accrual Rate”), and must be paid currently in cash on a quarterly basis at a rate of 11.75% per annum (the “Pay Rate”). The outstanding principal balance of the Senior Subordinated Notes will be increased by an amount (the “PIK Amount”) equal to the difference between interest accrued at the Accrual Rate and Interest Accrued at the Pay Rate unless the Company makes an election to pay the PIK Amount in cash. The Company has exercised its option to pay all PIK in cash. The Senior Subordinated Notes are non-amortizing, with all principal due upon maturity at December 1, 2016.

The terms of the Investment Agreement are subject to customary financial and operational covenants, including covenants that may limit or restrict the ability to, among other things, incur indebtedness from other lenders, and make acquisitions. As of June 30, 2013, the Company was in compliance with all of its covenants under the Investment Agreement.

DBA – Notes Payable

In connection with the DBA acquisition, the Company issued notes payable in the amount of $4.8 million payable to the former shareholders of DBA. The notes accrue interest at a rate of 6.5%, and such interest is payable quarterly. The Company elected to satisfy $2.4 million of the notes through the issuance of the Company’s common stock. The principal amount of the notes is payable annually on April 6 with the final installment due in fiscal year 2014.

NOTE 7 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, par value at $.001 per share. As of June 30, 2013 and 2012, none of the shares were issued or outstanding.

Common Stock

In November 2012, the Company’s stockholders approved an amendment to our Certificate of Incorporation to increase the number of shares of common stock available for issuance from 50,000,000 shares to 100,000,000 shares.

Common Stock Repurchase Program

During 2013, the Company’s Board of Directors approved the repurchase of a maximum of 3,000,000 shares of Company common stock through December 31, 2013 to be retired as purchased. No shares have been repurchased during the year ended June 30, 2013.

During 2009, the Company’s Board of Directors approved a stock repurchase program, pursuant to which up to 5,000,000 shares of its common stock could be repurchased under the program through December 31, 2010. The 4,919,239 shares held in treasury were retired during the year ended June 30, 2012.

NOTE 8 – VARIABLE INTEREST ENTITY AND RELATED PARTY TRANSACTIONS

RLP is owned 40% by RGL and 60% by RCP, a company for which the Chief Executive Officer of the Company is the sole member. RLP is a certified minority business enterprise that was formed for the purpose of providing the Company with a national accounts strategy to pursue corporate and government accounts with diversity initiatives. RCP’s ownership interest entitles it to a majority of the profits and distributable cash, if any, generated by RLP. The operations of RLP are intended to provide certain benefits to the Company, including expanding the scope of services offered by the Company and participating in supplier diversity programs not otherwise available to the Company. In the course of evaluating and approving the ownership structure, operations and economics emanating from RLP, a committee consisting of the independent Board member of the Company, considered, among other factors, the significant benefits provided to the Company through association with a minority business enterprises, particularly as many of the Company’s largest current and potential customers have a need for diversity offerings. In addition, the Committee concluded that the economic relationship with RLP was on terms no less favorable to the Company than terms generally available from unaffiliated third parties.

Certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have the sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered “variable interest entities”. RLP qualifies as a variable interest entity and is included in the Company’s consolidated financial statements.

For the year ended June 30, 2013, RLP recorded $179,954 in profits, of which RCP’s distributable share was $107,972. For the year ended June 30, 2012, RLP recorded $296,323 in profits, of which Mr. Crain’s distributable share was $177,794. The non-controlling interest recorded as a reduction of income on the consolidated statements of income represents RCP’s distributive share.

The following table summarizes the balance sheets of RLP as of June 30:

	2013	2012
ASSETS
Accounts receivable	$—	$1,226
Accounts receivable – Radiant Logistics	118,791	183,987
Prepaid expenses and other current assets	875	1,947

Total assets	$119,666	$187,160

LIABILITIES AND PARTNERS’ CAPITAL
Other accrued costs	$7,128	$24,575

Total liabilities	7,128	24,575
Partners’ capital	112,538	162,585

Total liabilities and partners’ capital	$119,666	$187,160

NOTE 9 – FAIR VALUE MEASUREMENTS

The following table sets forth the Company’s financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements as of June 30, 2013
	Level 3	Total
Contingent consideration	$4,025,000	$4,025,000

	Fair Value Measurements as of June 30, 2012
	Level 3	Total
Contingent consideration	$6,200,000	$6,200,000

The Company has contingent obligations to transfer cash payments and equity shares to former shareholders of acquired operations in conjunction with certain acquisitions if specified operating results and financial objectives are met over the next three fiscal years. Contingent consideration is measured quarterly at fair value, and any change in the contingent liability is included in the consolidated statements of income. The Company recorded a decrease to contingent consideration of $2,825,000 and $900,000 for the years ended June 30, 2013 and 2012, respectively, primarily for the ISLA and ALBS acquisitions. The reductions in contingent consideration were a result of the acquisitions not meeting their anticipated financial targets and additionally management’s judgment surrounding the projected future operating results of the acquired businesses relative to the specified operating objectives and financial targets associated with earn-outs in their respective agreements.

The Company uses projected future financial results based on recent and historical data to value the anticipated future earn-out payments. To calculate fair value, the future earn-out payments were then discounted using Level 3 inputs. The Company has classified the contingent consideration as Level 3 due to the lack of relevant observable market data over fair value inputs. The Company believes the discount rate used to discount the earn-out payments reflects market participant assumptions. Changes in assumptions and operating results could have a significant impact on the earn-out amount, up to a maximum of $11,800,000 through earn-out periods measured through February 2016.

The following table provides a reconciliation of the beginning and ending liabilities for the liabilities measured at fair value using significant unobservable inputs (Level 3):

Contingent consideration
Balance, July 1, 2011	$—
Increase related to accounting for acquisitions	7,100,000
Change in fair value	(900,000)

Balance, June 30, 2012	$6,200,000

Increase related to accounting for acquisitions	650,000
Change in fair value	(2,825,000)

Balance, June 30, 2013	$4,025,000

NOTE 10 – PROVISION FOR INCOME TAXES

	June 30, 2013	June 30, 2012
Current deferred tax assets:
Allowance for doubtful accounts	$549,345	$498,435
Accruals	243,130	185,796
Deferred rent	116,089	—

Total current deferred tax assets	$908,564	$684,231

Long-term deferred tax assets (liabilities):
Share-based compensation	$580,202	$431,009
Fixed asset basis differences	(387,526)	(483,486)
Goodwill deductible for tax purposes	384,349	459,554
Intangibles	(958,812)	(493,345)
Deferred rent	413,726	258,598
Other, net	(105,372)	(139,071)

Net long-term deferred tax assets (liabilities)	$(73,433)	$33,259

Income tax expense attributable to operations is as follows:

	Year ended June 30, 2013	Year ended June 30, 2012
Current:
Federal	$2,186,852	$1,374,450
State	484,575	161,700
Deferred:
Federal	(268,663)	(54,865)
State	(31,606)	(6,465)

Net income tax expense	$2,371,158	$1,474,820

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income tax expense:

	Year ended June 30, 2013	Year ended June 30, 2012
Tax expense at statutory rate	$2,048,307	$1,147,912
Permanent differences	34,825	29,939
Change in income taxes due to IRS audit	—	59,013
State income taxes	298,960	162,235
Other	(10,934)	75,721

Net income tax expense	$2,371,158	$1,474,820

Tax years which remain subject to examination by federal and state authorities are the years ended June 30, 2010 through June 30, 2013.

NOTE 11 – SHARE-BASED COMPENSATION

The Company has two stock-based plans: the 2005 Stock Incentive Plan (“2005 Plan”) and the 2012 Stock Option and Performance Award Plan (“2012 Plan”). Each plan authorizes the granting of up to 5,000,000 shares of the Company’s common stock. The plans provide for the grant of stock options, stock appreciation rights, shares of restricted stock, RSUs, performance shares and performance units. Options are granted at exercise prices equal to the fair value of the common stock at the date of the grant and have a term of 10 years. Generally, grants under each plan vest 20% annually over a five year period from the date of grant.

Stock Awards

The Company granted restricted stock awards to certain employees in August 2012. The shares are restricted in transferability for a term of up to five years and are forfeited in the event the employee terminates employment prior to the lapse of the restriction. The awards generally vest ratably over a five year period. During the year ended June 30, 2013, the Company recognized share-based compensation expense of $10,963 related to stock awards. The following table summarizes stock award activity under the plan for the year ended June 30, 2013:

	Number of Shares	Weighted Average Grant- date Fair value
Balance, July 1, 2012	—	$—
Granted	15,565	1.65
Vested	(4,761)	1.65

Balance, June 30, 2013	10,804	$1.65

Stock Options

During the years ended June 30, 2013 and 2012, the Company recognized share-based compensation expense related to stock options of $358,388 and $225,991, respectively. The following table summarizes the activity under the plan:

	Year ended June 30, 2013		Year ended June 30, 2012
	Granted Shares	Weighted Average Exercise Price	Granted Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,873,174	$0.95	3,865,242	$0.58
Granted	746,688	1.80	1,094,278	2.25
Exercised	(70,000)	(0.18)	(20,130)	(0.28)
Forfeited	(294,081)	(1.68)	(66,216)	(0.58)

Outstanding at end of year	5,255,781	$1.05	4,873,174	$0.95

Exercisable at end of year	3,613,287	$0.65	3,261,834	$0.55

Non-vested at end of year	1,642,494	$1.88	1,611,340	$1.76

The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended June 30, 2013	Year ended June 30, 2012
Risk-Free Interest Rates	1.01%-1.35%	(0.82)%-(0.39)%
Expected Term	6.5yrs	6.5yrs
Expected Volatility	65.45%-68.49%	58.8%-71.8%
Expected Dividend Yield	0.00%	0.00%
Forfeiture Rate	0.00%	0.00%

As of June 30, 2013, the Company had approximately $1,709,000 of total unrecognized share-based compensation costs relating to unvested stock options which is expected to be recognized over a weighted average period of 2.59 years.

The following table summarizes outstanding and exercisable options by price range as of June 30, 2013:

					Exercisable Options
Exercise Prices	Number Outstanding as of June 30, 2013	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Aggregate Intrinsic Value as of June 30, 2013	Number Exercisable as of June 30, 2013	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Aggregate Intrinsic Value as of June 30, 2013
$0.00 - $0.24	461,000	5.01	$0.18	$816,170	421,000	4.96	$0.18	$745,370
$0.25 - $0.49	790,000	3.94	0.40	1,224,300	700,000	3.66	0.42	1,074,000
$0.50 - $0.74	1,216,100	2.67	0.52	1,737,935	1,200,553	2.61	0.52	1,716,947
$0.75 - $0.99	1,000,000	2.30	0.75	1,200,000	1,000,000	2.30	0.75	1,200,000
$1.00 - $1.24	10,000	3.22	1.01	9,400	10,000	3.22	1.01	9,400
$1.25 - $1.49	159,811	8.19	1.34	97,377	43,974	7.65	1.30	28,583
$1.50 - $1.74	33,991	9.37	1.53	14,276	—	—	—	—
$1.75 - $1.99	545,586	9.70	1.93	10,542	10,000	8.84	1.84	1,100
$2.00 - $2.24	271,322	8.77	2.11	—	54,299	8.77	2.11	—
$2.25 - $2.49	767,971	8.34	2.36	—	173,461	8.28	2.35	—

Total	5,255,781	5.08	$1.05	$5,110,000	3,613,287	3.45	$.65	$4,775,400

NOTE 12 – CONTINGENCIES

Legal Proceedings

In December 2012, an arbitrator awarded the Company net damages of $698,623 from the former shareholders of DBA, finding that the former shareholders breached certain representations and warranties contained in the DBA Agreement. In addition, the arbitrator found that Paul Pollara breached his noncompetition obligation to the Company and enjoined Mr. Pollara from engaging in any activity in contravention of his obligations of noncompetition and non-solicitation, including activities that relate to Santini Productions and his spouse, Bretta Santini Pollara until March 2016. The award also provided that the former DBA Shareholders and Mr. Pollara must pay to the Company the administrative fees, compensation and expenses of the arbitrator associated with the arbitration. The award has been off-set against amounts due to former shareholders of acquired operations. The gain on litigation settlement was recorded net of judgment interest and associated legal costs.

In a related matter, in December 2011, Ms. Pollara filed a claim for declaratory relief against the Company seeking an order stipulating that she is not bound by the non-compete covenant contained within the DBA Agreement signed by her husband, Mr. Pollara. On January 23, 2012, the Company filed a counterclaim against Ms. Pollara, her company Santini Productions, Daniel Reffner (a former employee of the Company now working for Ms. Pollara), and Oceanair, Inc. (“Oceanair”, a company doing business with Santini Productions). The Company’s counterclaim alleges claims for statutory and common law misappropriation of trade secrets, breach of duty of loyalty, and unfair competition, and seeks damages in excess of $500,000. Following certain procedural motions, two of our wholly-owned subsidiaries, DBA and RGL, intervened and filed a Second Amendment Counterclaim in the lawsuit. After further procedural matters were addressed, the claims that remain at issue are: (1) DBA’s statutory trade secret misappropriation claim against Ms. Pollara, Santini Productions, and Oceanair; (2) RGL’s and DBA’s claims for interference with contractual relations against Oceanair; and (3) RGL’s and DBA’s claim for inducement to breach contract against Oceanair. The parties are awaiting a trial date.

In addition to the foregoing, the Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Contingent Consideration and Earn-out Payments

The Company’s agreements with respect to the acquisitions of ISLA, ALBS, Marvir and IFS (see Note 3) contain future consideration provisions which provide for the selling shareholder(s) to receive additional consideration if specified operating objectives and financial results are achieved in future periods, as defined in their respective agreements. Any changes to the fair value of the contingent consideration are recorded in the consolidated statements of income. Earn-out payments are generally due annually on November 1, and 90 days following the quarter of the final earn-out period for each respective acquisition.

The following table represents the estimated undiscounted earn-out payments to be paid in each of the following fiscal years:

	2014	2015	2016	Total
Earn-out payments:
Cash	$253	$673	$2,582	$3,508
Equity	55	58	540	653

Total estimated earn-out payments(1)	$308	$731	$3,122	$4,161

NOTE 13 – OPERATING AND GEOGRAPHIC SEGMENT INFORMATION

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding allocation of resources and assessing performance. The Company’s chief operating decision-maker is the Chief Executive Officer. The Company continues to operate in a single operating segment.

The Company’s revenue generated within the United States consists of any shipment whose origin and destination is within the United States. The following data presents the Company’s revenue generated from shipments to and from the United States and all other countries, which is determined based upon the geographic location of a shipment’s initiation and destination points (in thousands):

	United States		Other Countries		Total
	2013	2012	2013	2012	2013	2012
Year ended June 30:
Revenue	$167,386	$169,159	$143,449	$127,844	$310,835	$297,003
Cost of transportation	109,996	110,538	112,406	101,756	222,402	212,294

Net revenue	$57,390	$58,621	$31,043	$26,088	$88,433	$84,709

NOTE 14 – SUBSEQUENT EVENT

On August 9, 2013, the Company secured a new $30.0 million senior credit facility (the “Subsequent Credit Facility”) with Bank of America, N.A. (the “Lender”) to replace the existing $20.0 million Credit Facility. The Subsequent Credit Facility includes a $2.0 million sublimit to support letters of credit and matures the earlier of 1) six months prior to the December 1, 2016 maturity of the Senior Subordinated Notes, or 2) August 1, 2018.

Through the first anniversary of the Subsequent Credit Facility, borrowings accrue interest, at the Company’s option, at the Lender’s base prime rate minus 0.50% or LIBOR plus 2.25%. The rates can be subsequently adjusted based on the Company’s fixed charge coverage ratio at the Lender’s base rate plus 0.0% to 0.50% or LIBOR plus 1.50% to 2.25%. The Subsequent Credit Facility is collateralized by the Company’s accounts receivable and other assets of its subsidiaries.

The available borrowing amount is limited to 85% of eligible domestic accounts receivable and, subject to certain sub-limits, 75% of eligible accrued but unbilled receivables and eligible foreign accounts receivables. Borrowings are available to fund future acquisitions, capital expenditures, repurchase of Company stock or for other corporate purposes. The terms of the Subsequent Credit Facility are subject to customary financial and operational covenants, including covenants that may limit or restrict the ability to, among other things, borrow under the Subsequent Credit Facility, incur indebtedness from other lenders, and make acquisitions.

800,000 Shares

RADIANT LOGISTICS, INC.

9.75% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

PROSPECTUS

December 12, 2013

Sterne Agee	Janney Montgomery Scott

Boenning & Scattergood, Inc.	National Securities Corporation